Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139521

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)		Proposed Maximum Registration Fee Price(2)		Amount of Registration Fee(2)
Common shares of Embraer-Empresa Brasileira de Aeronáutica S.A., without par value(3)	83,839,376	US$	9.94	US$	833,363,397.40	US$	89,169.94

(1)	Includes common shares (which may be represented by American Depositary Shares) that the underwriters may purchase upon exercise of options solely to cover over-allotments, if any, and common shares (which may be represented by American Depositary Shares) that are to be initially offered in the United States and other countries outside Brazil. Offers of common shares in Brazil are being made pursuant to Regulation S of the Securities Act of 1933, as amended, or the Securities Act, and are not covered by the registration statement on Form F-3 (File No. 333-139521) relating to this prospectus supplement. Common shares offered in Brazil, however, may be resold from time to time in the United States under circumstances requiring registration under the Securities Act.

(2)	Estimated solely for purposes of calculating the amount of the registration fee, based on the average of the high and low prices for the registrant’s American Depositary Shares on the New York Stock Exchange on January 16, 2007, in accordance with Rule 456(b), Rule 457(r) and Rule 457(c), in each case, under the Securities Act.

(3)	The common shares may be represented by American Depositary Shares, each of which represents four common shares, evidenced by American Depositary Receipts, issuable on deposit of common shares, which have been registered pursuant to a separate registration statement on Form F-6 (File No. 333-133162) filed on April 10, 2006.

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 23, 2007

Preliminary Prospectus Supplement

(To Prospectus Dated December 20, 2006)

72,903,806 Common Shares

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Including Common Shares in the Form of American Depositary Shares

The selling shareholders identified in this prospectus supplement are selling our common shares in a global offering, which consists of an international offering in the United States and other countries outside Brazil and a concurrent offering in Brazil. The selling shareholders are offering              common shares in the international offering. These common shares are being offered directly or in the form of American depositary shares, or ADSs, each of which represents four common shares. The offering of the ADSs is being underwritten by the international underwriters named in this prospectus supplement. The common shares purchased by investors outside Brazil will be settled in Brazil and paid for in reais, and offered by the Brazilian underwriters named elsewhere is this prospectus supplement. The selling shareholders are offering              common shares in the Brazilian offering. The offering of the common shares is being underwritten by the Brazilian underwriters. The closings of the international and Brazilian offerings are conditioned upon each other. We will not receive any of the proceeds from the sale of the common shares and ADSs in connection with the international and Brazilian offerings.

Our common shares are listed on the São Paulo Stock Exchange under the symbol “EMBR3.” The closing price of our common shares on the São Paulo Stock Exchange on January 22, 2007 was R$21.76 per common share, which is equivalent to approximately US$10.19 per common share, based upon the selling rate reported by the Central Bank of Brazil of R$2.14 to US$1.00 on that date. The ADSs are listed on The New York Stock Exchange, or the NYSE, under the symbol “ERJ.” The closing price of the ADSs on the NYSE on January 22, 2007 was US$40.74 per ADS.

	Per ADS	Per share	Total

Initial public offering price	US$	R$	US$

Underwriting discounts and commissions	US$	R$	US$

Proceeds to the selling shareholders	US$	R$	US$

The international underwriters have an option to purchase up to 10,935,570 additional common shares in the form of ADSs from the selling shareholders, minus the number of common shares sold by the selling shareholders pursuant to the Brazilian underwriters’ over-allotment option referred to below, to cover over-allotments of ADSs, if any. The Brazilian underwriters also have an option to purchase up to 10,935,570 additional common shares from the selling shareholders, minus the number of common shares in the form of ADSs sold by the selling shareholders pursuant to the international underwriters’ over-allotment option, to cover over-allotments of common shares, if any.

Investing in our common shares and ADSs involves risks. See “ Risk Factors” beginning on page S-15 of this prospectus supplement.

Delivery of our common shares will be made in Brazil through the book-entry facilities of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia) on or about February     , 2007. Delivery of the ADSs will be made through the book-entry facilities of The Depository Trust Company on or about February     , 2007.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan	Merrill Lynch & Co.

UBS Investment Bank

February     , 2007

Prospectus Supplement

Prospectus

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We and the international underwriters have not authorized anyone to provide you with information that is different from or additional to, that which is contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell our common shares or the ADSs. The information in this prospectus supplement may only be accurate on the date of this prospectus supplement.

S-i

This prospectus supplement and the accompanying prospectus are being used in connection with the offering of common shares, including common shares in the form of ADSs, in the United States and other countries outside Brazil. We are also offering common shares in Brazil by means of a prospectus in the Portuguese language. The Brazilian prospectus, which has been filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, is in a format different from that of this prospectus supplement and the accompanying prospectus and contains information not generally included in documents such as this prospectus supplement and the accompanying prospectus. This offering of common shares, including common shares in the form of ADSs, is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus supplement and the accompanying prospectus.

Any investors outside Brazil purchasing common shares must be authorized to invest in Brazilian securities under the requirements established by Brazilian law, especially by the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, the CVM and the Central Bank of Brazil, or the Central Bank, complying with the requirements set forth in Instruction No. 325, dated January 27, 2000, of the CVM, as amended, and Resolution No. 2,689, dated January 22, 2000, as amended, of the CMN. No offer or sale of ADSs may be made to the public in Brazil except in circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations. Any offer or sale of ADSs in Brazil to non-Brazilian residents may be made only under circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this international offering of common shares and ADSs of Embraer-Empresa Brasileira de Aeronáutica S.A., or Embraer. The second part, the accompanying base prospectus, presents more general information about Embraer and this international offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined, and when we refer to the "accompanying prospectus," we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless the context requires otherwise, in this prospectus supplement, reference to the “Company,” “we,” “us,” “our” or similar terms refers to Embraer and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the U.S. Securities and Exchange Commission, or the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available under Empresa Brasileira de Aeronáutica S.A., CIK number 00001355444. You may also read and copy certain documents we submit to the NYSE at its offices at 20 Broad Street, New York, N.Y. 10005.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with or submit to the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Information that we file with or submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information.

We incorporate by reference in this prospectus supplement the following documents: (1) our annual report on Form 20-F for the year ended December 31, 2005 filed on June 30, 2006, or our 2005 Annual Report; (2) our reports on Form 6-K submitted on April 3, 2006, August 7, 2006, October 6, 2006, October 20, 2006, January 17, 2007 and January 23, 2007; and (3) our report on Form 6-K/A submitted on October 19, 2006, all of which are available at www.sec.gov under Empresa Brasileira de Aeronáutica S.A., CIK number 0001355444.

We also incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference in this prospectus, in each case, after the date of this prospectus supplement and prior to the completion of an offering of securities under this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies you should rely on the statements made in the most recent document. All information appearing in this prospectus, is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

S-iii

Upon written or oral request, we will provide to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, at no cost to such person, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may make such a request by writing or telephoning us at the following mailing address or telephone number:

Anna Cecília Bettencourt, Head of Investor Relations

Embraer-Empresa Brasileira de Aeronáutica S.A.

Avenida Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, S.P.

Brazil

Telephone: +(55-12) 3927-4404

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

This prospectus, as well as information incorporated by reference in this prospectus, includes forward-looking statements, principally in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus supplement, “Item 5. Operating and Financial Review and Prospects” included in our 2005 Annual Report, our report on Form 6-K/A submitted on October 19, 2006 with the SEC and our report on Form 6-K submitted on January 23, 2007 with the SEC. These forward-looking statements include, but are not limited to, statements about the current conditions and future trends in the airline industry and executive jet market, financial conditions, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of our management, and other matters.

These forward-looking statements are based largely on our current beliefs and expectations about future events and financial trends affecting our businesses and are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	continued successful development and marketing of the EMBRAER 170/190 jet family, the line of business jets, including the new business jets for the Light and Very Light categories, and defense aircraft;

•	our level of debt;

•	anticipated trends in our industry and our short- and long-term outlook for the 30-120 seat commercial aircraft market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation; and

S-iv

•	other risk factors as set forth under “Risk Factors” in this prospectus supplement and in the information incorporated by reference in this prospectus supplement, including our 2005 Annual Report.

The words “believe,” “may,” “will,” “forecast,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and in the information incorporated by reference into this prospectus might not occur.

Actual results and performance could differ substantially from those anticipated in forward-looking statements as a result of various factors such as those risks described in this prospectus supplement and in the information incorporated by reference into this prospectus supplement, including our 2005 Annual Report. Potential investors should not place undue reliance on these forward-looking statements.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information presented in greater detail elsewhere in this prospectus supplement. This summary is not complete and does not contain all the information you should consider before investing in our common shares and the ADSs. You should carefully read the entire prospectus before investing, including “Risk Factors,” and the documents incorporated by reference herein, including (1) our 2005 Annual Report, (2) our report on Form 6-K/A submitted on October 19, 2006 with the SEC and (3) our report on Form 6-K submitted on January 23, 2007 with the SEC, which include our unaudited condensed consolidated financial statements and related notes. See “Presentation of Financial Information” herein, in our 2005 Annual Report, our report on Form 6-K/A submitted on October 19, 2006 and our report on Form 6-K submitted on January 23, 2007 for information regarding our consolidated financial statements and other introductory matters.

General

We are one of the leading manufacturers of commercial aircraft in the world, based on 2005 net sales of commercial aircraft, having over 37 years of experience and a global customer base with operations in 65 countries. Our focus is achieving customer satisfaction with a range of products addressing the commercial airline, defense and executive jet markets. We design, develop and manufacture a variety of commercial aircraft. We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have also sold aircraft to military forces in Europe, Asia and Latin America. We have developed a line of executive jets based on one of our regional jet platforms and recently launched new executive jets in the Very Light, Light and Ultra Large categories, the Phenom 100, Phenom 300 and Lineage 1000, respectively. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. In 2005 and for the nine-months ended September 30, 2006,

•	our commercial aviation business accounted for 70.6% and 67.0% of our net sales, respectively;

•	our defense and government business accounted for 11.1% and 5.6% of our net sales, respectively;

•	our executive aviation business accounted for 7.3% and 13.2% of our net sales, respectively; and

•	other related businesses, which include customer services, accounted for 11.0% and 14.2% of our net sales, respectively.

For the year ended December 31, 2005 and for the nine months ended September 30, 2006, we generated net sales of US$3,829.9 million and US$2,723.3 million, respectively, of which more than 90% was U.S. dollar-denominated. On September 30, 2006, we had a total firm backlog in orders of US$13.3 billion, including 414 commercial aircraft.

Corporate Reorganization

On March 31, 2006, our shareholders approved a reorganization of our corporate structure. The purpose of the reorganization was to, among other things, create a basis for the sustainability, growth and continuity of our businesses and activities by simplifying our capital structure and thereby improving our access to capital markets and increasing financing resources for the development of new products and expansion programs. As a result of the reorganization and merger, Embraer-Empresa Brasileira de Aeronáutica S.A., which we hereinafter refer to as “former Embraer,” ceased to exist and:

•	Embraer (formerly known as Rio Han Empreendimentos e Participações S.A. and renamed Embraer-Empresa Brasileira de Aeronáutica S.A.) succeeded to all rights and obligations of former Embraer,

•	each common share of former Embraer was exchanged for one common share of Embraer,

•	each preferred share of former Embraer was exchanged for one common share of Embraer,

•	each American Depositary Share, or ADS, of former Embraer, each of which represented four preferred shares of former Embraer, was exchanged for one ADS of Embraer, each of which represents four common shares of Embraer, and

•	the golden share, a special class of common shares of former Embraer held by the Federative Republic of Brazil, was exchanged for a special class of common shares of Embraer.

Former Embraer was incorporated as a publicly held company with private participation by the Brazilian government in 1969 and was privatized in 1994. We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial aviation, executive jet and defense and government purposes. Throughout our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense and government business to develop our commercial aviation business.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. We are a leading manufacturer of 30-to 120-seat jets with a strong global customer base. We have sold our regional and mid-capacity jets to more than 50 customers in the five continents of the world. Our customers include some of the largest and most significant regional and low-cost airlines in the world.

Aircraft Design; Cost and Operating Efficiency. We conceive, develop and manufacture aircraft to provide our customers with reduced operating, maintenance and training costs due to the similarity and efficiency in design and the commonality of parts among jets within a family. These similarities enable us to significantly reduce our design, development and production costs and pass these savings along to our customers in our sales price. These similarities also reduce the development time of our aircraft.

Strategic Risk-Sharing Partners. With respect to our commercial and executive aircraft, we developed strategic relationships with key risk-sharing partners. These risk-sharing partners develop and manufacture significant portions of the systems and components of our aircraft, contributing their own funds for related research and development, thereby reducing our development costs. These risk-sharing partners also fund a portion of our development costs through direct contributions of cash or materials. We believe that these strategic relationships enable us to lower our development costs and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility in our production process.

Benefits of Funded Development of Defense Products. Research and development costs related to defense aircraft historically have been funded in large part by Brazilian government contracts and have had an important role in our engineering and industrial development. For instance, the AM-X program developed for the Brazilian Air Force in the 1980’s provided the basic knowledge for the ERJ 145 jet family developed a decade later. In addition, we sell proven defense products developed for the Brazilian Air Force to other military forces.

Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships that are designed to minimize costs, allow us to increase or decrease our production in response to market demand without significantly impacting our margins.

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. Over 20% of our workforce are engineers. Due to the high level of knowledge and skill possessed by our employees, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

Looking to continue to grow our business and to increase our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market our Commercial Aircraft. We are fully committed to continuing to market our ERJ 145 regional jet family and to aggressively market our mid-capacity platform, the EMBRAER 170/190 jet family.

As of September 30, 2006, we had almost 900 units of the ERJ 145 jet family in operation. We are currently experiencing increased demand for the ERJ 145 jet family in the secondary market due to its reliability and strong operating benefits. We believe that airlines can continue to benefit from this regional jet family, which we believe has helped our customers over the last ten years to pursue their goal of achieving profitable operations.

We believe a significant market opportunity exists for the EMBRAER 170/190 jet family in the 70- to 120-passenger seat segment with regional airlines that are expanding their fleet, increasing their penetration into higher density markets and adding longer routes, and also with major and low-cost airlines that are right-sizing their fleet in order to adjust capacity to meet demand in less dense routes. We are among the leaders in this segment. Additionally, we believe that our commercial aircraft provides us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30- to 120-passenger seat category.

Strengthening our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all categories of the executive jet market, from the Very Light to the Ultra Large categories. We have developed the Legacy 600, a super mid-size jet and are developing executive jets in the Very Light, Light and Ultra Large segments, the Phenom 100, Phenom 300 and Lineage 1000. We endeavor to understand and respond to market and customer needs by continually improving the product and customer support for our executive jets. We plan to further expand our customer support for executive jets worldwide, through the expansion of our own operations and also through agreements with authorized service centers.

Continue to Pursue Market Niche Opportunities in the Defense and Government Market. We currently offer products for transportation, training, light-attack, intelligence, surveillance and reconnaissance. Since these products offer multi-mission capabilities at a competitive price and are designed to be operated in multiple environments at low operating costs, we believe our products meet the needs of governments in counteracting present threats that are a current world concern, such as terrorism, drug trafficking and weapons smuggling.

Continuing Focus on Customer Satisfaction and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. As the number of our aircraft in operation continues to grow, and our executive aviation business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support (including technical assistance, pilot and maintenance training and spare parts), as demonstrated by the expansion of our Nashville, Tennessee, maintenance, repair and overhaul (MRO) facility, and by the acquisition of Oficinas Gerais de Material Aeronáutico, or OGMA, an MRO facility in Portugal, which we began operating in March 2005. We intend to continue to focus on providing our customers with high quality customer support by expanding our presence worldwide through our own operations and through agreements with authorized service centers.

Pursuing Strategic Growth Opportunities and Enhancing Relationships with Significant World Players in the Aerospace Industry. We continually review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions. We also intend to enhance our existing relationship with significant world players in the aerospace industry. For example, we recently increased our customer service capabilities with the acquisition of OGMA by us and the European Aeronautic Defence and Space Company EADS N.V., through a holding company.

Recent Developments

Appointment of New Chief Executive Officer

Embraer announced on August 4, 2006 that its Board of Directors appointed Frederico Fleury Curado to succeed Maurício Botelho as President and Chief Executive Officer of Embraer, to be elected in April 2007, in accordance with a previously defined schedule. For more information about Frederico Fleury Curado, see our report on Form 6-K submitted to the SEC on August 7, 2006, which is incorporated by reference herein. Effective after he steps down as President and Chief Executive Officer, Maurício Botelho will be subject to a five-year non-compete agreement.

New Firm Orders

On October 5, 2006, we announced the sale of 36 EMBRAER 175 aircraft to U.S.-based carrier Northwest Airlines, with options to purchase an additional 36 EMBRAER 175 and up to 100 rolling purchase rights for the same type of aircraft. The aircraft are expected to be operated by Northwest’s regional subsidiary Compass Airlines and will fly under the Northwest Airlink brand name. Deliveries are scheduled to begin in the second quarter of 2007. The sale is subject to the approval of the U.S. bankruptcy court for the Southern District of New York.

On November 2, 2006, we announced that the Australian-based Virgin Blue Airlines Pty Ltd. has ordered 14 E-Jets to support its expansion in the domestic and regional markets throughout the South

Pacific islands. The deal includes three EMBRAER 170 and 11 EMBRAER 190 jets, plus options for six additional aircraft of the same type.

In addition, on November 29, 2006, Finnair Aircraft Finance Limited confirmed its four remaining options of the initial order placed in July 2004, converting such options into firm orders for four EMBRAER 190 jets.

On December 18, 2006, we signed a contract with Air Caraïbes to sell one EMBRAER 190 jet. The delivery is scheduled for late 2007, and the deal also includes an option for purchasing another aircraft of the same model.

On January 15, 2007, we announced a total firm order backlog of US$14.8 billion as of December 31, 2006, representing an increase of 11.3% compared to the total firm order backlog for the third quarter of 2006, in the amount of US$13.3 billion. We entered into 64 firm orders for the commercial aviation segment during the fourth quarter of 2006.

Notes Issuance

On October 2006, Embraer Overseas Limited, one of our subsidiaries, issued US$400.0 million aggregate principal amount of 6.375% Guaranteed Notes due 2017 in an offering exempt from registration under the Securities Act. The notes are unconditionally guaranteed by us. The net proceeds were used primarily to repay certain of our existing indebtedness and for general corporate purposes. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

New Certification

The EMBRAER 195, the largest E-Jet of the EMBRAER 170/190 family, was certified by the European Aviation Safety Agency, on July 17, 2006, just two weeks after its Brazilian certification was granted by the National Civil Aviation Agency.

Delivery Forecast

We announced that we have been experiencing difficulties in connection with the production ramp-up of the EMBRAER 190 and EMBRAER 195 aircraft. In particular, there have been some delays related to the wing assembly of those aircraft and other supply chain delays. As a result, on October 5, 2006, we announced the revision of our delivery forecast for 2006 to 135 aircraft, from the 145 aircraft originally forecast, and also announced that we expect to deliver a minimum of 160 aircraft in 2007, as opposed to the previously announced 150 aircraft in 2007, in order to offset the delays in 2006.

On January 15, 2007, we further announced that we delivered 130 aircraft in 2006 and that we increased our delivery forecast for 2007 to 170 aircraft, in order to include the delivery of five aircraft originally scheduled to be delivered in 2006, which were re-scheduled to be delivered by the end of January 2007.

Accident

On September 29, 2006, a Legacy business jet, owned and operated by one of our customers, was involved in a mid-air accident in Brazil with a Boeing 737-800 aircraft operated by GOL Linhas Aéreas Inteligentes S.A., a Brazilian airline. The Legacy was damaged but managed to land safely.

The GOL aircraft crashed and all 154 people on board perished. The cause of the accident is currently under investigation by Brazilian authorities. We are cooperating with the investigation.

Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-911 São José dos Campos, S.P., Brasil. Our telephone number is +(55-12) 3927-4404. We maintain an Internet site at www.embraer.com. Information contained on our Internet site is not a part of this prospectus.

The Offerings

Selling shareholders in the international and Brazilian offerings	BNDES Participações S.A.—BNDESPAR
Caixa Previdência dos Funcionários do Banco do Brasil—PREVI
Fundaçao SISTEL de Seguridade Social
European Aeronautic Defence and Space Company EADS France
Dassault Aviation S.A.

Global offering	The global offering consists of the international offering and the concurrent Brazilian offering.

International offering

             common shares, including common shares in the form of ADSs, are being offered through the international underwriters (which, in the case of the common shares, are acting as placement agents on behalf of the Brazilian underwriters named elsewhere in this prospectus supplement) in the United States and other countries outside Brazil. The common shares purchased by any investor outside Brazil will be settled in Brazil and paid for in reais, and the offering of these common shares is being offered by the Brazilian underwriters. Any investor outside Brazil purchasing common shares must be authorized to invest in Brazilian securities under the requirements established by Brazilian law, especially by the Brazilian National Monetary Council (Conselho Monetário Nacional), or CMN, the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM and the Central Bank, complying with the requirements set forth in Instruction No. 325, dated January 27, 2000, of the CVM, as amended, and Resolution No. 2,689, dated January 22, 2000, as amended, of the CMN.

Brazilian offering	Concurrently with the international offering, common shares are being offered by the Brazilian underwriters in Brazil to Brazilian investors.

ADSs	Each ADS represents four common shares. ADSs will be evidenced by American depositary receipts, or ADRs.

Offering price

The public offering price for the international offering for the ADSs is set forth on the cover page of this prospectus supplement. The offering price for the common shares, which is also set forth on the cover page, is the approximate per common share real equivalent of the offering price per ADS in the international offering, based upon the selling rate reported by the Central Bank of R$2.14 to US$1.00 on January 22, 2007.

Over-allotment option	The selling shareholders have granted the international underwriters an option to purchase up to

10,935,570 additional common shares in the form of ADSs, minus the number of common shares sold by the selling shareholders pursuant to the Brazilian underwriters’ over-allotment option referred to below, within 30 days of the date of this prospectus supplement, solely to cover over-allotments. The selling shareholders have also granted the Brazilian underwriters an option to purchase up to 10,935,570 additional common shares, minus the number of common shares in the form of ADSs sold by the selling shareholders pursuant to the international underwriters’ over-allotment option, within 30 days from the date of this prospectus supplement, solely to cover over-allotments, if any.

Use of proceeds	We will not receive any of the proceeds from the sale of the common shares and ADSs in connection with the international and Brazilian offerings.

Dividends

Under our bylaws, we are required to distribute a minimum dividend of not less than 25% of our annual net income, as calculated under accounting practices adopted in Brazil (which include accounting practices derived from Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law), that are referred to in this prospectus supplement as accounting practices adopted in Brazil, or Brazilian GAAP, (which may differ significantly from net income under accounting principles generally accepted in the United states of America, or U.S. GAAP), unless our board of directors recommends not to distribute dividends due to our financial condition and our shareholders approve that recommendation. We may also pay dividends in the form of interest on shareholders’ equity. See “Dividends and Dividend Policy” in the accompanying prospectus.

The holders of ADSs will be entitled to receive dividends to the same extent as the owners of our common shares, subject to deduction of any fees and charges of the depositary for the ADSs.

Voting rights	Holders of our common shares have full voting rights, subject to certain limitations on the voting rights of holders of common shares described in “Description of Capital Stock—Voting Rights” in the accompanying prospectus.

Holders of ADSs do not have voting rights but may instruct the ADR depositary how to vote the common shares underlying their ADSs under the circumstances described in the deposit agreement.
See “Description of American Depositary Shares—Voting Rights” in the accompanying prospectus.

Listings	Our common shares are listed on the Novo Mercado of the São Paulo Stock Exchange under the symbol “EMBR3.” The ADSs are listed on the NYSE under the symbol “ERJ.”

Lock-up agreements

In connection with the global offering, we, the selling shareholders, certain other shareholders and our directors and executive officers have agreed to enter into lock-up agreements with the underwriters of this offering under which neither we nor they may, subject to certain exceptions described in “Underwriting,” for a period of 90 days after the date of this prospectus supplement, directly or indirectly sell, dispose of or hedge any common shares or ADSs or any securities convertible into or exchangeable for common shares or ADSs without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ADS depositary	JPMorgan Chase Bank, N.A.

Risk factors	See “Risk Factors” and the other information in this prospectus supplement and accompanying prospectus before investing in our common shares or the ADSs.

Expected timetable for the global offering (subject to change):

Commencement of marketing of the global offering	January 23, 2007
Announcement of offer price	February 6, 2007
Allocation of common shares and ADSs	February 6, 2007
Settlement and delivery of common shares and ADSs	February 12, 2007

Unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the option of the international underwriters to purchase up to 10,935,570 additional common shares in the form of ADSs from the selling shareholders, minus the number of common shares sold by the selling shareholders pursuant to the Brazilian underwriters’ over-allotment option referred to below, to cover over-allotments of ADSs, if any, and the option of the Brazilian underwriters to purchase up to 10,935,570 additional common shares from the selling shareholders, minus the number of common shares in the form of ADSs sold by the selling shareholders pursuant to the international underwriters’ over-allotment option, to cover over-allotments of common shares, if any.

Summary Financial and Other Information

The following table presents summary historical consolidated financial and operating data for us for each of the periods indicated. You should read this information in conjunction with the consolidated financial statements and related notes included in our 2005 Annual Report and the unaudited condensed consolidated financial statements and related notes included in this prospectus supplement. The consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005 and related notes have been prepared in accordance with U.S. GAAP and were audited by Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, an independent registered public accounting firm. The unaudited condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2005 and 2006 and related notes have been prepared in accordance with U.S. GAAP and have been subject to limited review by Deloitte.

	For the year ended December 31,					For the nine months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of US$)
Income Statement Data:
Net sales	2,926,995	2,525,800	2,143,460	3,440,533	3,829,907	2,640,049	2,723,322
Cost of sales and services	(1,769,234)	(1,531,720)	(1,335,032)	(2,267,330)	(2,671,816)	(1,817,226)	(1,949,843)
Gross profit	1,157,761	994,080	808,428	1,173,203	1,158,091	822,823	773,479
Operating expenses
Selling expenses	(212,057)	(211,015)	(206,246)	(342,883)	(269,747)	(177,933)	(305,154)
Research and development	(99,566)	(158,499)	(173,216)	(44,506)	(93,166)	(62,095)	(76,641)
General and administrative expenses	(120,787)	(109,673)	(114,743)	(139,357)	(205,202)	(138,945)	(151,926)
Employee profit sharing	(43,746)	(25,222)	(20,399)	(61,199)	(56,051)	(35,166)	(27,184)
Other operating income (expense), net	(30,537)	(20,498)	(29,060)	(41,272)	(26,079)	(18,367)	18,899

Total operating expenses	(506,693)	(524,907)	(543,664)	(629,217)	(650,245)	(432,506)	(542,006)

Income from operations	651,068	469,173	264,764	543,986	507,846	390,317	231,473
Non-operating income (expense)
Interest income (expenses), net	47,502	80,456	(140,755)	(38,000)	(1,672)	(25,393)	99,662
Exchange gain (loss), net	(148,637)	(135,647)	(16,500)	(12,218)	(15,218)	(19,520)	(1,026)
Other non-operating income (expenses), net	(8,426)	(1,394)	711	(117)	9,050	(725)	(151)

Total non-operating income (expense)	(109,561)	(56,585)	(156,544)	(50,335)	(7,840)	(45,638)	98,485

	For the year ended December 31,					For the nine months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of US$)
Income before income taxes	541,507	412,588	108,220	493,651	500,006	344,679	329,958
Income tax benefit (expenses)	(218,394)	(188,502)	27,990	(112,139)	(41,569)	(47,530)	(59,455)
Income before minority interest and equity in income (loss) from affiliates	323,113	224,086	136,210	381,512	458,437	297,149	270,503
Minority interest	(423)	(1,883)	(217)	(1,306)	(9,622)	(7,454)	(4,797)
Equity in income (loss) from affiliates	310	389	51	—	(3,096)	—	—
Income before cumulative effect of accounting change	323,000	222,592	136,044	380,206	445,719	289,695	265,706
Cumulative effect of accounting change, net of tax	5,440	—	—	—	—	—	—

Net income	328,440	222,592	136,044	380,206	445,719	289,695	265,706

	At December 31,					At September 30, 2006
	2001	2002	2003	2004	2005
	(in thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	749,302	656,822	1,265,820	963,818	1,339,159	1,230,423
Temporary cash investments	—	—	4,320	396,958	574,395	876,622
Other current assets	1,816,046	1,856,301	2,076,726	2,514,733	2,701,968	3,088,819
Property, plant and equipment, net	366,481	436,715	402,663	381,265	388,362	391,604
Other long-term assets	628,958	1,335,626	2,331,006	1,825,625	1,928,561	1,908,887

Total assets	3,560,787	4,285,464	6,080,535	6,082,399	6,932,445	7,496,355

Short-term loans and financing	526,550	244,526	517,014	513,281	475,305	759,753
Other current liabilities	1,161,313	1,397,407	1,929,181	1,802,820	2,179,131	2,620,706
Long-term loans and financing	245,186	308,110	526,728	825,448	1,078,117	840,036
Other long-term liabilities	599,212	1,237,015	1,925,776	1,565,539	1,532,863	1,442,261
Minority interest	8,170	8,226	12,611	21,443	46,775	53,199
Shareholders’ equity	1,020,356	1,090,180	1,169,225	1,353,868	1,620,254	1,780,400

Total liabilities and shareholders’ equity	3,560,787	4,285,464	6,080,535	6,082,399	6,932,445	7,496,355

	For the year ended December 31,					For the nine months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of US$)
Other Financial Data:
Net cash provided by (used in) operating activities	(207,388)	575,653	239,634	(398,846)	346,909	(447,060)	(25,232)
Net cash used in investing activities	(162,760)	(104,216)	(72,667)	(59,104)	(50,496)	(50,174)	(51,253)
Net cash provided by (used in) financing activities	134,379	(352,435)	403,791	105,220	24,916	206,832	(89,157)
Depreciation and amortization	46,417	55,602	58,877	59,685	61,491	52,190	55,699

	At and for the year ended December 31,					At and for the twelve months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of US$, except for ratios)
Certain Financial Ratios:
Total debt to Adjusted EBITDA(1)	1.11	1.05	3.23	2.22	2.73	2.82	3.89
Net debt to Adjusted EBITDA(2)	0.03	(0.20)	(0.69)	(0.04)	(0.63)	(0.16)	(1.23)
Total debt to total capitalization(3)	0.43	0.34	0.47	0.50	0.49	0.53	0.47
Adjusted EBITDA to interest expense (gross)(4)	20.69	19.01	7.24	10.74	7.78	8.59	3.81
Adjusted EBITDA(5)	697,485	524,775	323,641	603,725	569,337	602,627	410,906

(1)	Total debt represents short- and long-term loans and financing.
(2)	Net debt represents cash and cash equivalents plus temporary cash investments minus short- and long-term loans and financing.
(3)	Total capitalization represents short- and long-term loans and financing plus shareholders’ equity.
(4)	Interest expense (gross) includes only interest and commissions on loans.
(5)	Adjusted EBITDA represents earnings before interest, taxation, minority interest, equity in income (loss) from affiliates, cumulative effect of accounting change, income tax benefit (expenses), interest income (expenses), net, exchange loss, net, other non-operating income (expenses), net, depreciation and amortization. Adjusted EBITDA is not a financial measurement of our financial performance under U.S. GAAP. Adjusted EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under U.S. GAAP. Other companies in our industry may calculate Adjusted EBITDA differently than we have for purposes of this prospectus supplement, limiting Adjusted EBITDA’s usefulness as a comparative measure. The table below sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared in accordance with U.S. GAAP, for the periods indicated.

	For the year ended December 31,					For the twelve months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of US$)

Adjusted EBITDA Reconciliation:
Net income	328,440	222,592	136,044	380,206	445,719	372,663	421,730
plus
Minority interest	423	1,883	217	1,360	9,622	7,439	6,965
Equity in income (loss) from affiliates	(310)	(389)	(51)	—	3,096	3,096	—
Cumulative effect of accounting change	(5,440)	—	—	—	—	—	—
Income tax benefit (expenses)	218,394	188,502	(27,990)	112,139	41,569	56,238	53,494
Interest income (expense), net	(47,502)	(80,456)	140,755	38,000	1,672	67,941	(123,383)
Exchange loss, net	148,637	135,647	16,500	12,218	15,218	26,770	(3,276)
Other non-operating income (expenses), net	8,426	1,394	(711)	117	(9,050)	855	(9,624)
Depreciation and amortization	46,417	55,602	58,877	59,685	61,491	67,625	65,000

Adjusted EBITDA	697,485	524,775	323,641	603,725	569,337	602,627	410,906

	For the year ended December 31,								For the nine months ended September 30,
	2001	2002	2003		2004		2005		2006
Other Data:
Aircraft delivered during period(1):
To the Commercial Aviation Market
EMB 120 Brasília	2	—	—		—		—		—
ERJ 145	104	82	57		87	(5)	46		10
ERJ 135	27	3	14		1	(1)	2		—
ERJ 140	22	36	16		—		—		—
EMBRAER 170	—	—	—		46		46	(1)	26	(2)
EMBRAER 175	—	—	—		—		14		8
EMBRAER 190	—	—	—		—		12		28
EMBRAER 195	—	—	—		—		—		1
To the Defense and Government Market
Legacy	—	1	—		—		6		—
EMB 135	2	—	—		—		—		—
EMB 145	1	1	1		1		1		—
EMB 145 AEW&C/RS/MP	—	5	3		6		1		—
EMB 312 Tucano / AL-X	—	—	—		7		24		9
EMBRAER 170	—	—	—		—		—		2
EMBRAER 190	—	—	—		—		—		1
To the Executive Aviation Market
Legacy 600	—	8	11	(2)	13		14		17
EMB 135	5	—	2		—		—		—
To the General Aviation Market
Light Propeller Aircraft	11	25	46		70		31		6

Total delivered	174	161	150		231		197		108

(footnote to table on next page)

	At December 31,										At September 30,
	2001		2002		2003		2004		2005		2006
Aircraft in backlog at the end of period:
In the Commercial Aviation Market(2)
EMB 120 Brasília		—		—		—		—		—		—
ERJ 145		159		109		144		66		10		55
ERJ 135		53		31		17		17		15		—
ERJ 140		152		116		20		20		20		—
EMBRAER 170(3)		82		88		120		112		104		31
EMBRAER 175		—		—		—		15		8		30
EMBRAER 190		—		—		110		155		178		257
EMBRAER 195		30		30		15		15		29		40
In the Defense and Government Market
EMB 120 Brasília		—		—		—		—		—		1
EMB 145 AEW&C/RS/MP		15		10		7		1		—		—
EMB 312 Tucano/EMB 314 Super Tucano		86		86		76		69		93		86
EMB 145		1		—		1		—		—		1
EMB 135		1		—		—		—		—		—
Legacy 600		—		—		5		5		—		1
EMBRAER 170/ EMBRAER 190		—		—		—		—		3		1
In the Executive Aviation Market
Legacy 600		66		58		27		4		15		20
In the General Aviation Market
Light Propeller Aircraft		—		—		11		25		6		—

Total backlog (in aircraft)		645		528		553		504		481		523

Total backlog (in millions)	US$	10,693	US$	9,034	US$	10,591	US$	10,097	US$	10,383	US$	13,311

(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.
(2)	Since September 30, 2006, we have received 67 additional firm orders for our EMBRAER 170/190 jet family.
(3)	At September 30, 2006, three EMBRAER 170 aircraft were subject to trade-in options.

RISK FACTORS

Prospective investors of our shares and ADSs should carefully consider the risks described below as well as other information in this prospectus before investing in our common shares and ADSs. Our business, results of operation, financial conditions or prospects could be negatively affected if any of these risks occur, and as a result, the trading price of our common shares and ADSs could decline and you could lose all or part of your investment.

Risks Relating to Embraer

A downturn in commercial aviation may reduce our sales and revenue, and consequently our profitability, in any given year.

We expect that a substantial portion of our sales in the near future will be derived from sales of commercial aircraft, particularly, the ERJ 145 regional jet family and the EMBRAER 170/190 jet family. Historically, the market for commercial aircraft has been cyclical due to a variety of factors that are both external and internal to the air travel industry, including general economic conditions.

The commercial airline industry has been negatively impacted by a number of factors since 2001. First, the U.S. and world economies experienced an economic downturn that began in 2001 and was characterized by rapid declines in securities markets, a decline in productivity and an increase in unemployment. Second, the terrorist attacks of September 11, 2001 caused an immediate decline in airline travel and a high level of financial uncertainty among the worldwide commercial airline industry.

In addition, airline travel decreased significantly in 2003 as a result of both the commencement of military action by the United States and other countries in Iraq and the concerns over outbreaks of severe acute respiratory syndrome (SARS) in Asia and Canada. In response to these events, beginning in the fourth quarter of 2001, many airlines, including our largest customers, reduced their flight schedules for the long-term and announced significant lay-offs, and a number of airlines filed for bankruptcy protection. As a result, we agreed to modify, between 2001 and 2004, certain delivery schedules to adjust to the changes in our customers’ businesses and reduced scheduled commercial aircraft, executive jet and government transportation aircraft deliveries. In 2004, we reduced scheduled deliveries from 160 to 145 aircraft following US Airways’ second Chapter 11 filing in September 2004. See also Note 8 to our consolidated financial statements included in our 2005 Annual Report for additional information on the bankruptcy of US Airways and its effect on us. In 2003 and 2004, we also re-evaluated our risk exposure related to aircraft valuations and customer credit risk, which resulted in charges to income of US$40.6 million and US$16.0 million, respectively.

Although the U.S. and world economies have shown some signs of recovery starting in 2004, many airlines continue to face increased competition, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and sharply higher fuel costs. A further downturn in general economic conditions could result in further reduction in commercial aviation and decreased orders for our commercial aircraft.

We cannot, at this time, predict the magnitude or duration of the impact that the above events will have on the commercial airline industry as a whole and on our business in particular. If one of our customers experiences a business downturn, cannot obtain financing or otherwise seeks to limit its capital expenditures, that customer could defer or cancel its purchase of our commercial aircraft or change its operating requirements. Because our commercial aircraft represent the majority of our net sales, sales of our other products would not be able to offset a reduction in sales of our commercial aircraft. Future delays or decreases in the number of commercial aircraft delivered in any year would likely reduce our sales and revenue, and consequently our profitability, for that year.

We depend on a small number of key customers and key suppliers, the loss of any of which could harm our business.

Commercial aircraft. As of September 30, 2006, 90.9% of our firm orders in backlog for the ERJ 145 regional jet family were attributable to the HNA Group, China’s fourth largest airline. In addition, at the same date, 52.2% of our firm orders in backlog for the EMBRAER 170/190 jet family were attributable to JetBlue Airways, US Airways, and the HNA Group. US Airways filed for bankruptcy in September 2004 and in September 2005 it concluded a merger with America West Airlines. As a result, US Airways converted 57 firm orders for the EMBRAER 170 aircraft into 25 firm orders for the EMBRAER 190 aircraft and 32 additional firm orders for the EMBRAER 190 aircraft that are subject to reconfirmation by US Airways. We believe that we will continue to depend on a limited number of large customers, and therefore the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

Increasingly, the commercial airline industry is experiencing consolidation and alliances through mergers and acquisitions and code-sharing arrangements. Although it is expected that such consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of our customers and, possibly, the number of purchases of our aircraft through cost reduction programs or otherwise.

Defense aircraft. The Brazilian Air Force is our largest customer of defense aircraft products. Sales to the Brazilian government accounted for 54.3% of our defense and government sales for the year ended December 31, 2005. A decrease in defense spending by the Brazilian government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our defense and government sales and defense research and development funding. We cannot assure you that the Brazilian government will continue to purchase aircraft or services from us in the future at the same rate or at all.

Executive jets. Customers in the executive aviation market are generally companies, including fractional-ownership companies, charter companies and air-taxi companies, and high net-worth individuals. Companies and individuals usually place single orders for executive jets, while factional-ownership companies and charter and air-taxi companies tend to be fleet operators that place orders for a larger amount of aircraft. On September 30, 2006, JetBird AG and Magnum Jet LLC accounted for 31.4% of our firm orders in backlog for our Phenom 100 and Phenom 300 jets.

Key suppliers. Our risk-sharing partners develop and manufacture significant portions of our aircraft, including the engines, hydraulic components, avionics, wings, interior and parts of the fuselage and tail. Once risk-sharing partners have been selected and program development and aircraft production have begun, it is difficult to substitute these partners. In some cases, the aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delays and expense. This dependence makes us susceptible to the risks of performance, product quality and financial condition of these risk-sharing partners.

We cannot assure you that we will not experience significant delays in obtaining key equipment in our manufacturing process in the future. A large number of the equipment employed by the aircraft industry is subject to export control regulations and, as such, deliveries are dependent on suppliers having secured the applicable export licenses. We recently learned that one of our suppliers could face delays in the delivery of equipment for one of our defense products due to export control requirements. We are closely monitoring this situation. Although we work closely with and monitor the production process of our risk-sharing partners and suppliers, the failure of our risk-sharing partners and other major suppliers to meet our performance specifications, quality standards or delivery schedules could affect our ability to deliver new aircraft to customers in a timely manner.

Our aircraft sales are subject to cancellation provisions that may reduce our cash flows.

A portion of our aircraft firm orders is subject to significant contingencies, both before and after delivery. Prior to delivery, some of our purchase contracts may be terminated, or all or a portion of a particular firm order may be canceled, for different reasons, including:

•	extended delays in delivering aircraft or failure to obtain certification of the aircraft or otherwise meet performance milestones and other requirements;

•	failure of a customer to receive financing, when required, with respect to any aircraft at the scheduled delivery date, in which case the customer can cancel the order for the particular aircraft to be delivered or terminate the contract with respect to all undelivered aircraft; or

•	production rate shortfalls.

Our customers may also reschedule deliveries, particularly during an economic downturn. A substantial number of cancellations or extensions of delivery schedules could reduce our sales and revenue for a given year, which in turn would reduce our cash flow.

Our aircraft sales are subject to trade-in options and financial and residual value guarantees that may require us to make significant cash disbursements in the future.

In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase of a new aircraft. In 2005, we were required to accept three aircraft for trade in, and on September 30, 2006, three commercial aircraft were subject to trade-in options. Other aircraft may become subject to trade-in upon delivery. The trade-in price is determined in the manner discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Guarantees and Trade-in Rights” included in our 2005 Annual Report for commercial aircraft. We may be required to accept trade-ins at prices that are above the then market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.

We have in the past guaranteed, and may in the future guarantee, the financial performance of a portion of the financing for, and the residual value of, some of our aircraft that have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, in average our residual value guarantee exposure is limited to 21% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise.

Assuming all customers that are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2,190.6 million as of September 30, 2006. For further discussion of these off-balance sheet arrangements, see Note 13 to our unaudited condensed consolidated financial statements included in this prospectus supplement.

We have deposited US$269.0 million in escrow accounts to secure a portion of our financial guarantees. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of September 30, 2006) and from other offsetting collections, such as cash deposits, would be US$2,287.8 million as of September 30, 2006. As a result, we would be obligated to make substantial payments that are not recoverable through proceeds from aircraft sales or leases, particularly if the future value of the relevant aircraft is significantly lower than the guaranteed amount or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns.

We continually re-evaluate our risk for the financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from similar aircraft remarketing in the secondary market, and the credit rating for the customers. In 2004, we recorded a charge against income in an amount of US$16.0 million, based on our risk assessment, on an individual aircraft basis, for the issued guarantees. We were not required to record any charge against income in 2005. Any future decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recoup the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to such guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our trade-in or financial guarantee obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost-competitiveness of our aircraft.

Historically, when purchasing our aircraft, our customers have benefited from export financing incentives provided by Brazilian government-sponsored export programs. The most important of these government programs is a system of interest rate adjustments called the Programa de Financiamento às Exportações, or Export Financing Program, known as the ProEx program.

As a result of past disputes between the Canadian and Brazilian governments at the World Trade Organization, or WTO, regarding the granting of export subsidies relating to sales of aircraft, the Brazilian government ultimately amended the ProEx program so that any ProEx payments would not decrease the effective interest rate below the interest rate permitted by the WTO and the Canadian government has also made changes to their financing arrangements for sales of aircraft by Bombardier, a Canadian aircraft manufacturer.

Although the ProEx program is currently in compliance with WTO rules, other export financing programs available to our customers may be subject to challenge in the future. If the ProEx program or another similar program is not available in the future, or if its terms are substantially reduced, our customers’ financing costs could be higher and our cost-competitiveness in the regional jet market could decrease.

The Brazilian government was recently invited to participate, as a full negotiating party, in the Aircraft Sector Understanding of the OECD Arrangement on Guidelines for Officially Supported Export Credits. In case an agreement is reached, these guidelines will define the terms and conditions for official support in the area of export credits, including sales financing and loan guarantees, with the objective to establish a "level playing field" among all commercial aircraft manufacturers. As this is an on-going negotiating process among all OECD countries and Brazil, we cannot assure you at this time, that any agreement will be reached.

Any future government subsidies supporting Bombardier or any of our other major competitors may cause the cost-competitiveness of our aircraft to suffer and our sales to decline.

Brazilian government budgetary constraints could reduce amounts available to our customers under government-sponsored financing programs.

In addition to the ProEx program, we rely on the BNDES-exim program, also a government-sponsored financing program, to assist customers with financing. This program provides our customers with direct financing for Brazilian exports of goods and services. From 1996 through 2005, approximately 38% of the total value of our export sales was subject to financing by the BNDES-exim program. As government-sponsored programs, the ProEx program and the BNDES-exim program rely on funds allocated from the Brazilian national budget. Therefore, the funds available to our customers under these programs will be affected by currency fluctuations and other political and economic developments in Brazil and the international capital markets. See “—Risks Relating to Brazil.” For example, the decrease in the amounts available under the ProEx program in 2001 caused us to make other financing arrangements for affected customers. In addition, from time to time, government-sponsored financing programs such as BNDES-exim can be subject to challenge. We cannot assure you that the Brazilian government will continue to sponsor and/or fund these programs or that funds under these or other similar programs will be available to our customers. The loss or significant reduction of funds available under one or either of these programs, without an adequate substitute, could lead to fewer sales and has caused and may continue to cause us to compensate our customers for their additional financing costs, resulting in lower profitability for Embraer.

We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic growth opportunities.

As we continue to develop new products, we may need to reallocate existing resources and coordinate with new suppliers and risk-sharing partners. From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular. To the extent such competition reoccurs, we may be unable to recruit the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could impede our development efforts and cause delays in production and deliveries of our aircraft, which would delay recognition of revenue.

We may pursue strategic growth opportunities, including joint ventures, acquisitions or other transactions, to expand our business or enhance our products and technology. We may face a number of challenges, including difficulties in identifying appropriate candidates, assimilating their operations and personnel and maintaining internal standards and controls, as well as the diversion of our management’s focus from our ongoing business. We cannot assure you that we will be able to meet these challenges or that our business will not face disruptions.

We may have to refund cash contributions after the development of the EMBRAER 170/190 jet family, of the Phenom 100, and of the Phenom 300, if certification for each of these aircraft is not obtained.

We have arrangements with our risk-sharing partners pursuant to which they have contributed in cash to us a total of US$348.5 million as of September 30, 2006 and we expect to receive an additional US$76.0 million in future years for the development of the EMBRAER 170/190 jet family and of the

Phenom 100 and Phenom 300. Cash contributions become non-refundable upon the achievement of certain developmental milestones. As of September 30, 2006, US$244.3 million of these cash contributions had become non-refundable. If we cancel the development and production of any of the remaining aircraft in the EMBRAER 170/190 jet family or the development of the Phenom 100 and Phenom 300 because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$104.2 million of the total cash contributions already received. The certification of the EMBRAER 170/190 jet family was concluded in September 2006. We expect the certification of the Phenom 100 and Phenom 300 to be granted in 2008 and 2009, respectively.

If we require additional financing and we are unable to obtain it, we will not be able to continue to develop and market the remaining aircraft in our EMBRAER 170/190 jet family, or our Phenom 100 and Phenom 300 aircraft.

We face significant international competition, which may adversely affect our market share.

The worldwide commercial aircraft manufacturing industry is highly competitive. We are one of the leading manufacturers of commercial aircraft in the world, along with The Boeing Company, Airbus S.A.S. and Bombardier Inc., all of which are large international companies. Certain of these competitors have greater financial, marketing and other resources than we do. Although we have achieved a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain this market share. Our ability to maintain market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued technological and performance enhancements to our products. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources and which benefits from government-sponsored export subsidies. In addition, other international aircraft manufacturers, including The Boeing Company and Airbus S.A.S., produce or are developing aircraft at the high end of the 70-120 seat segment, in which our EMBRAER 170/190 jet family competes, thereby increasing the competitive pressures in that segment. These companies also have significant technological capabilities and greater financial and marketing resources.

Some of our competitors may also reach the market before we do, allowing them to establish a customer base and making our efforts to gain greater market share more difficult. For example, in 2001, Bombardier commenced delivery of its 70-seat regional jet prior to the initial deliveries of the EMBRAER 170. As a relatively new entrant to the business jet market, we also face significant competition from companies with longer operating histories and established reputations in this industry. We cannot assure you that we will be able to compete successfully in our markets in the future.

We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges.

We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and payroll charges. Interest on the total amount of these unpaid taxes and payroll charges accrues monthly based on the Selic rate, the principal lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item of our statements of income. As of September 30, 2006, we had obtained preliminary injunctions permitting us not to pay certain taxes, in the total amount, including interest, of US$484.6 million, which is included as a liability (taxes and payroll charges) on our balance sheet. We are awaiting a final decision in these proceedings. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian government in the future as payment for these liabilities. For an additional discussion of these possible liabilities, see Notes 8 and 9 to our unaudited condensed consolidated financial statements included in this prospectus supplement.

Risks Relating to the Commercial Airline Industry

Scope clause restrictions in airline pilot contracts may limit demand for regional and mid-capacity jets in the U.S. market.

A key limiting factor in demand for regional and mid-capacity jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses are union-negotiated restrictions on the number and/or size of regional and mid-capacity jets that a particular carrier may operate. Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the number of seats, weight of aircraft and number of 50-70 seat commercial aircraft in an airline’s fleet. As a result, our opportunities for near-term growth in the U.S. regional jet market in the 40-59 and 60-80 seat segments may be limited. The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our regional and mid-capacity jets not to exercise those options. We cannot assure you that current restrictions will be lessened, or will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft. Furthermore, although scope clauses are less prevalent outside the United States, we cannot assure you that scope clauses will not become more prevalent or restrictive, or that some other form of restriction will not take effect, in Europe or in other markets.

We are subject to stringent certification requirements and regulation, which may prevent or delay our obtaining certification in a timely manner.

Our products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authorities in Brazil and in other countries in which our customers are located, including the Brazilian aviation authority, the U.S. Federal Aviation Authority, or FAA, the Joint Aviation Authority of Europe, and the European Aviation Safety Agency, must certify our aircraft before we can deliver them. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority would prohibit the use of that aircraft within its jurisdiction until certification has been obtained. In addition, complying with the requirements of the certification authorities can be both expensive and time-consuming.

Changes in government regulations and certification procedures could also delay our start of production as well as entry into the market with a new product. We cannot predict how future laws or changes in the interpretation, administration or enforcement of laws will affect us. We may be required to spend significantly more money to comply with these laws or to respond to these changes.

Any catastrophic events involving our aircraft could adversely affect our reputation and future sales of our aircraft, as well as the market price of the common shares and the ADSs.

We believe that our reputation and the safety record of our aircraft are important selling points for our products. We design our aircraft with backup systems for major functions and appropriate safety margins for structural components. However, the safe operation of our aircraft depends to a significant degree on a number of factors largely outside our control, including our customers’ proper maintenance and repair of our aircraft and pilot skill. The occurrence of one or more catastrophic events involving one of our aircraft could adversely affect our reputation and future sales, as well as the market price of our common shares and the ADSs.

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the trading price of our common shares and the ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the common shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

•	interest rates;

•	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990);

•	currency fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies.

In addition, in October 2006, elections were held in all states of Brazil and at the federal level, to elect state governors and the president. It is impossible to foresee how new policies that may be adopted by the re-elected president or by the state governors would affect the Brazilian economy or our business.

Historically, the political scenario has influenced the performance of the Brazilian economy. In the past, political crises have affected the confidence of investors and the public in general, which adversely affected the development of the Brazilian economy.

These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our common shares and the ADSs.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of the common shares and the ADSs.

Brazil has in the past experienced extremely high rates of inflation in the past. More recently, Brazil’s annual rate of inflation was 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005 and 2.3% in the nine months ended September 30, 2006 (as measured by Índice Geral de Preços—Mercado or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to combat inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of the common shares and the ADSs may fall.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the common shares and the ADSs.

Although most of our net sales and debt are U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us.

As a result of inflationary pressures, among other factors, the Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

The real depreciated against the U.S. dollar by 9.3% in 2000 and 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian political elections and the global economic slowdown. Although the real appreciated 18.2%, 8.1%, 11.8% and 8.7% against the U.S. dollar in 2003, 2004, 2005 and 2006, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again.

Historically, depreciations in the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the common shares and the ADSs.

Developments and perceptions of risk in other countries, especially emerging market countries, may adversely affect the trading price of Brazilian securities, including the common shares and the ADSs.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs and our common shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risks Relating to the Common Shares and the ADSs

If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

The Brazilian custodian for the common shares has obtained an electronic certificate of registration from the Central Bank permitting it to remit foreign currency abroad for payments of dividends and other distributions relating to the common shares or upon the disposition of the common shares. If holders of ADSs decide to exchange their ADSs for the underlying common shares, they will be entitled to continue to rely on the custodian’s electronic certificate of registration for five business days from the date of exchange. Thereafter, such holders of ADSs may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the common shares unless they obtain their own electronic certificate of registration or register their investment in the common shares pursuant to Resolution No. 2,689, which entitles certain foreign investors to buy and sell securities on the São Paulo Stock Exchange. Holders who do not qualify under Resolution No. 2,689 will generally be subject to less favorable tax treatment on gains with respect to the common shares. If holders of ADSs attempt to obtain their own electronic certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to the common shares or delay the return of their capital in a timely manner. In addition, we cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by a holder of ADSs will not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to such holder, to the disposition of the underlying common shares or to the repatriation of the proceeds from such disposition will not be imposed in the future.

The Brazilian government has veto power over, among other things, change of control, change of corporate purpose and creation and alteration of defense programs, and its interests could conflict with the interests of the holders of our common shares or the ADSs.

The Brazilian government holds one special class of our common stock called a “golden share,” which carries veto power over, among other things, change of control, change of corporate purpose and creation and alteration of defense programs (whether or not the Brazilian government participates in such programs). The Brazilian government may have an interest in vetoing transactions that may be in the interests of the holders of our common shares or the ADSs.

Our bylaws contain provisions that could discourage our acquisition or prevent or delay transactions that you may favor.

Our bylaws contain provisions that have the effect of avoiding the concentration of our common shares in the hands of a small group of investors so as to promote the dispersed ownership of such shares. These provisions require any shareholder or group of shareholders that acquires or becomes the holder of (i) 35% or more of the total shares issued by us or (ii) other rights over shares issued by us that represent more than 35% of our capital, to make a public tender offer to purchase all of our shares on the terms specified in our bylaws, or to sell all of such shareholders’ shares that exceed the 35% limit, in either case, as required by the Brazilian government. If the request is approved, such shareholder or group of shareholders must commence the public tender offer within 60 days of the date of approval. If the request is refused, such shareholder or group of shareholders must sell such number of common shares within 30 days so that the holding of such shareholder or group of shareholders is less than 35% of our capital stock. These provisions may have anti-takeover effects and may discourage, delay or prevent a merger or acquisition, including transactions in which our shareholders might otherwise receive a premium for their common shares and ADSs. These provisions can only be altered or overridden with the approval of our Board of Directors and our shareholders in a shareholders’ meeting convened for this purpose, and with the consent of the Brazilian government, as holder of the golden share.

The absence of a single, controlling shareholder or group of controlling shareholders may render us susceptible to shareholder disputes or other unanticipated developments.

The absence of a single, controlling shareholder or group of controlling shareholders may create difficulties for our shareholders to approve certain transactions, because the minimum quorum required by law for the approval of certain matters may not be reached. We and our shareholders may not be afforded the same protections provided by the Brazilian Corporate Law against abusive measures taken by other shareholders and, as a result, may not be compensated for any losses incurred. Any sudden and unexpected changes in our management team, changes in our corporate policies or strategic direction, takeover attempts or any disputes among shareholders regarding their respective rights may adversely affect our business and results of operations.

Our bylaws contain provisions that limit the voting rights of certain shareholders including non-Brazilian shareholders.

Our bylaws contain provisions that limit the right of a shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, to exercise voting rights in respect of more than 5% of the outstanding shares of our capital stock at any general meeting of shareholders. See “Description of Capital Stock—Voting Rights—Limitation on the Voting Rights of Certain Holders of Common Shares” included in the accompanying prospectus.

Our bylaws also contain provisions that limit the right of non-Brazilian shareholders to exercise voting rights in respect of more than two-thirds of the voting rights that may be exercised by Brazilian shareholders present at any general meeting of shareholders. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to effect control over us. See “Description of Capital Stock—Voting Rights—Limitation on the Voting Rights of Non-Brazilian Shareholders” included in the accompanying prospectus.

Holders of ADSs may not be able to exercise their voting rights.

Holder of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. Upon receipt of the voting instructions of the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they surrender the ADS for cancellation in exchange for the common shares. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 30 days in advance of the meeting, the second call must be published at least 15 days in advance of the meeting, and the third call, if necessary, must be published at least eight days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADS in exchange for the underlying common shares to allow them to vote with respect to any specific matter. If we ask for voting instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver the proxy card. We cannot assure that ADS holders will receive the proxy card in time to ensure that they can instruct the depositary to vote the shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. As a result, holders of ADSs may not be able to exercise their voting rights.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or the ADSs to sell the common shares underlying the ADSs at the price and time they desire.

Investing in securities, such as the common shares or the ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised as some of these other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of holders of our common shares or the ADSs to sell the common shares or the ADSs at the price and time desired.

There is also significantly greater concentration in the Brazilian securities markets than in major securities markets in the United States. See “Item 9C. Markets—Trading on the São Paulo Stock Exchange” included in our 2005 Annual Report.

The sale of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of the common shares and the ADSs; holders of our common shares and/or the ADSs may not be able to sell their securities at or above the price they paid for them.

Sales of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of our common shares and the ADSs. Immediately after completion of the global offering, our major shareholders Cia. Bozano and Bozano Holding Ltd., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação SISTEL de Seguridade Social, and BNDES Participações S.A.—BNDESPAR, will, directly or indirectly, own approximately 250,145,281 common shares in the aggregate, or approximately 33.7% of our total share capital. We and most of these shareholders (except for Cia. Bozano and Bozano Holding Ltd.) have agreed, subject to certain exceptions, not to, during the period ending 90 days after the date of this prospectus supplement, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce Fenner & Smith Incorporated on behalf of the international underwriters (1) offer, pledge, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock, including in the form of ADSs, or any securities convertible into or exercisable or exchangeable for such shares or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any share of our capital stock. Our directors and officers have agreed to substantially similar lock-up provisions, subject to certain exceptions. After the expiration of this lock-up period, common shares that these shareholders own become, subject to applicable law, eligible for sale, and we may issue additional common shares, including in the form of ADSs. As a consequence of the issuance of common shares or sales by existing shareholders, the market price of the common shares and, by extension, the ADSs may decrease significantly. As a result, the holders of the ADSs and/or common shares may not be able to sell their securities at or above the price they paid for them.

Holders of the ADSs might be unable to exercise preemptive rights with respect to the common shares.

Holders of the ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of the ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of the ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.

PRESENTATION OF FINANCIAL INFORMATION

Our financial information included in or incorporated by reference into this prospectus supplement is derived from the following financial statements:

•	our consolidated financial statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005, audited by Deloitte, included in the 2005 Annual Report;

•	our consolidated financial statements as of December 31, 2001 and 2002 and for the years then ended, audited by Deloitte, have not been included in this prospectus supplement; and

•	our unaudited condensed consolidated financial statements at September 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005, subject to limited review by Deloitte, included in this prospectus supplement.

Potential investors should read our selected financial information included in this prospectus supplement in conjunction with (1) “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” included in our 2005 Annual Report, (2) our unaudited condensed consolidated financial statements and related notes included in our report on Form 6-K/A submitted on October 19, 2006 and (3) our unaudited condensed consolidated financial statements for the nine-month period ended September 30, 2006 and related notes included in this prospectus supplement.

Our consolidated financial statements for the years ended December 2001, 2002, 2003, 2004 and 2005 have been prepared in accordance with U.S. GAAP. Because we export more than 90% of our production and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is our functional currency and the most appropriate currency in which to present our financial statements. As a result, amounts for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52. Our financial statements incorporated by reference into this prospectus supplement and prepared in accordance with U.S. GAAP do not reflect the effects of inflation.

In our 2003, 2004 and 2005 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian Corporate Law. Our financial statements prepared in accordance with the Brazilian Corporate Law are not adjusted to account for the effects of inflation.

We have restated our consolidated financial statements for the year ended December 31, 2004, with respect to the accounting of certain financial instruments, as a result of the reclassification of securities held by private fixed income funds with maturity of more than 90 days in our consolidated balance sheet and in our consolidated statement of cash flows.

Accordingly, we have reclassified certain amounts in our consolidated balance sheet for the year ended December 31, 2004 previously accounted as “cash and cash equivalents” to “temporary cash investments,” in the total amount of US$243.5 million, in accordance with SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities and, consequently, have reclassified amounts in our consolidated statement of cash flows from investing activities to operating activities which had generated a net cash used in operating activities of US$398.8 million and also a net cash used by investing activities of US$59.1 million in accordance with SFAS No. 95 Statement of Cash Flow. The results of the restatement had no effect on our consolidated statements of income and comprehensive income. See Note 2 to our consolidated financial statements included in our 2005 Annual Report.

As a result of the reconciliation of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our consolidated financial statements presented herein differ from those included in our statutory accounting records.

References to “real,” “reais” or “R$” are to the legal currency of Brazil, and references to “U.S. dollars” or “US$” are to the legal currency of the United States.

Certain rounding adjustments have been made in calculating some of the figures included in this prospectus supplement. Accordingly, numerical figures shown as totals in some tables may not agree precisely with the figures that precede them.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common shares and the ADSs pursuant to this prospectus supplement. The selling shareholders will receive all of the proceeds from the sale of our common shares and the ADSs.

EXCHANGE RATES

Before March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase and sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. The floating rate exchange market generally applied to certain specific transactions to which the commercial rate did not apply, including the sale of Brazilian currency to tourists and remittances related to banking guarantees and payments in connection with the provision of technical services. In both markets, rates were freely negotiated but could be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange markets under identical operational limits, and financial institutions operating in the commercial market were authorized to unify their positions in the two different markets, which led to a convergence in the pricing and liquidity of both markets and a reduction in the difference between their respective rates. Since February 1, 1999, the floating market rate had been substantially the same as the commercial market rate, and the system relying on the foreign exchange rate band had been eliminated.

On March 4, 2005, the Brazilian National Monetary Council (Conselho Monetário Nacional) enacted Resolution No. 3,265, pursuant to which the floating rate market and the commercial market were unified under the denomination “exchange market,” effective as of March 14, 2005. The new regulation allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, provided, however, the transaction is legal and subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since then, the real/U.S. dollar exchange rate has fluctuated considerably. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar. The real has been appreciating against the U.S. dollar since 2003. At January 22, 2007, the selling rate for U.S. dollars was R$2.14 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements of foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors.”

The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	Year-end	Average for year(1)	Low	High
	(reais per U.S. dollar)
Year
2002	3.533	2.998	2.271	3.955
2003	2.889	3.060	2.822	3.662
2004	2.654	2.917	2.654	3.205
2005	2.341	2.413	2.163	2.762
2006	2.138	2.171	2.059	2.371
2007 (through January 22)	2.135	2.141	2.130	2.152

(footnote to table on next page)

	Period-end	Average for period(2)	Low	High
	(reais per U.S. dollar)
Month
July 2006	2.176	2.189	2.165	2.213
August 2006	2.139	2.161	2.132	2.190
September 2006	2.174	2.173	2.128	2.218
October 2006	2.143	2.149	2.131	2.167
November 2006	2.167	2.161	2.135	2.187
December 2006	2.138	2.154	2.138	2.169
January 2007 (through January 22)	2.135	2.141	2.130	2.152

Source: Central Bank

(1)	Represents the average of the exchange rates of each trading date.
(2)	Represents the average of the lowest and highest rates in the month.

CAPITALIZATION

The following table sets forth our consolidated total capitalization at September 30, 2006. This table should be read in conjunction with the section “Selected Financial and Other Information,” our 2005 Annual Report and the Report on Form 6-K submitted on January 23, 2007.

At September 30, 2006
(in thousands of US$)
Short-term debt	759,753
Long-term debt	840,036

Total debt(1)	1,599,789
Shareholders’ equity	1,780,400

Total capitalization(2)	3,380,189

(1)	The table above does not give effect to the issuance on October 25, 2006 of our 6.375% guaranteed notes due 2017 in the aggregate principal amount of US$400 million and the application of the net proceeds thereof. A total of US$280.1 million of our debt was repaid with the net proceeds of such notes, of which US$65.0 million were accounted as short-term debt.
(2)	Total capitalization is the sum of total debt and shareholders’ equity.

SELECTED FINANCIAL AND OTHER INFORMATION

The following table presents summary historical consolidated financial and operating data for us for each of the periods indicated. You should read this information in conjunction with the consolidated financial statements and related notes included in our 2005 Annual Report and the unaudited condensed consolidated financial statements and related notes included in this prospectus supplement. The consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005 and related notes have been prepared in accordance with U.S. GAAP and were audited by Deloitte, an independent registered public accounting firm. The unaudited condensed consolidated financial statements as of and for the nine-month periods ended September 30, 2005 and 2006 and related notes have been prepared in accordance with U.S. GAAP and have been subject to limited review by Deloitte.

	For the year ended December 31,					For the nine months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of US$)
Income Statement Data:
Net sales	2,926,995	2,525,800	2,143,460	3,440,533	3,829,907	2,640,049	2,723,322
Cost of sales and services	(1,769,234)	(1,531,720)	(1,335,032)	(2,267,330)	(2,671,816)	(1,817,226)	(1,949,843)
Gross profit	1,157,761	994,080	808,428	1,173,203	1,158,091	822,823	773,479
Operating expenses
Selling expenses	(212,057)	(211,015)	(206,246)	(342,883)	(269,747)	(177,933)	(305,154)
Research and development	(99,566)	(158,499)	(173,216)	(44,506)	(93,166)	(62,095)	(76,641)
General and administrative expenses	(120,787)	(109,673)	(114,743)	(139,357)	(205,202)	(138,945)	(151,926)
Employee profit sharing	(43,746)	(25,222)	(20,399)	(61,199)	(56,051)	(35,166)	(27,184)
Other operating income (expense), net	(30,537)	(20,498)	(29,060)	(41,272)	(26,079)	(18,367)	18,899

Total operating expenses	(506,693)	(524,907)	(543,664)	(629,217)	(650,245)	(432,506)	(542,006)

Income from operations	651,068	469,173	264,764	543,986	507,846	390,317	231,473
Non-operating income (expense)
Interest income (expenses), net	47,502	80,456	(140,755)	(38,000)	(1,672)	(25,393)	99,662
Exchange gain (loss), net	(148,637)	(135,647)	(16,500)	(12,218)	(15,218)	(19,520)	(1,026)
Other non-operating income (expenses), net	(8,426)	(1,394)	711	(117)	9,050	(725)	(151)

Total non-operating income (expense)	(109,561)	(56,585)	(156,544)	(50,335)	(7,840)	(45,638)	98,485

Income before income taxes	541,507	412,588	108,220	493,651	500,006	344,679	329,958
Income tax benefit (expenses)	(218,394)	(188,502)	27,990	(112,139)	(41,569)	(47,530)	(59,455)
Income before minority interest and equity in income (loss) from affiliates	323,113	224,086	136,210	381,512	458,437	297,149	270,503
Minority interest	(423)	(1,883)	(217)	(1,306)	(9,622)	(7,454)	(4,797)
Equity in income (loss) from affiliates	310	389	51	—	(3,096)	—	—
Income before cumulative effect of accounting change	323,000	222,592	136,044	380,206	445,719	289,695	265,706
Cumulative effect of accounting change, net of tax	5,440	—	—	—	—	—	—

Net income	328,440	222,592	136,044	380,206	445,719	289,695	265,706

	At December 31,					At September 30,
	2001	2002	2003	2004	2005	2006
	(in thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	749,302	656,822	1,265,820	963,818	1,339,159	1,230,423
Temporary cash investments	—	—	4,320	396,958	574,395	876,622
Other current assets	1,816,046	1,856,301	2,076,726	2,514,733	2,701,968	3,088,819
Property, plant and equipment, net	366,481	436,715	402,663	381,265	388,362	391,604
Other long-term assets	628,958	1,335,626	2,331,006	1,825,625	1,928,561	1,908,887

Total assets	3,560,787	4,285,464	6,080,535	6,082,399	6,932,445	7,496,355

Short-term loans and financing	526,550	244,526	517,014	513,281	475,305	759,753
Other current liabilities	1,161,313	1,397,407	1,929,181	1,802,820	2,179,131	2,620,706
Long-term loans and financing	245,186	308,110	526,728	825,448	1,078,117	840,036
Other long-term liabilities	599,212	1,237,015	1,925,776	1,565,539	1,532,863	1,442,261
Minority interest	8,170	8,226	12,611	21,443	46,775	53,199
Shareholders’ equity	1,020,356	1,090,180	1,169,225	1,353,868	1,620,254	1,780,400

Total liabilities and shareholders’ equity	3,560,787	4,285,464	6,080,535	6,082,399	6,932,445	7,496,355

	For the year ended December 31,					For the nine months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of US$)
Other Financial Data:
Net cash provided by (used in) operating activities	(207,388)	575,653	239,634	(398,846)	346,909	(447,060)	(25,232)
Net cash used in investing activities	(162,760)	(104,216)	(72,667)	(59,104)	(50,496)	(50,174)	(51,253)
Net cash provided by (used in) financing activities	134,379	(352,435)	403,791	105,220	24,916	206,832	(89,157)
Depreciation and amortization	46,417	55,602	58,877	59,685	61,491	52,190	55,699

	At and for the year ended December 31,					At and for the twelve months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of US$, except for ratios)
Certain Financial Ratios:
Total debt to Adjusted EBITDA (1)	1.11	1.05	3.23	2.22	2.73	2.82	3.89
Net debt to Adjusted EBITDA (2)	0.03	(0.20)	(0.69)	(0.04)	(0.63)	(0.16)	(1.23)
Total debt to total capitalization (3)	0.43	0.34	0.47	0.50	0.49	0.53	0.47
Adjusted EBITDA to interest expense (gross) (4)	20.69	19.01	7.24	10.74	7.78	8.59	3.81
Adjusted EBITDA (5)	697,485	524,775	323,641	603,725	569,337	602,627	410,906

(1)	Total debt represents short- and long-term loans and financing.
(2)	Net debt represents cash and cash equivalents plus temporary cash investments minus short- and long-term loans and financing.
(3)	Total capitalization represents short- and long-term loans and financing plus shareholders’ equity.
(4)	Interest expense (gross) includes only interest and commissions on loans.
(5)	Adjusted EBITDA represents earnings before interest, taxation, minority interest, equity in income (loss) from affiliates, cumulative effect of accounting change, income tax benefit (expenses), interest income (expenses), net, exchange loss, net, other non-operating income (expenses), net, depreciation and amortization. Adjusted EBITDA is not a financial measurement of our financial performance under U.S. GAAP. Adjusted EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under U.S. GAAP. Other companies in our industry may calculate Adjusted EBITDA differently than we have for purposes of this prospectus supplement, limiting Adjusted EBITDA’s usefulness as a comparative measure. The table below sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared in accordance with U.S. GAAP, for the periods indicated.

	For the year ended December 31,					For the twelve months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands of US$)
Adjusted EBITDA Reconciliation:
Net income	328,440	222,592	136,044	380,206	445,719	372,663	421,730
plus
Minority interest	423	1,883	217	1,360	9,622	7,439	6,965
Equity in income (loss) from affiliates	(310)	(389)	(51)	—	3,096	3,096	—
Cumulative effect of accounting change	(5,440)	—	—	—	—	—	—
Income tax benefit (expenses)	218,394	188,502	(27,990)	112,139	41,569	56,238	53,494
Interest income (expense), net	(47,502)	(80,456)	140,755	38,000	1,672	67,941	(123,383)
Exchange loss, net	148,637	135,647	16,500	12,218	15,218	26,770	(3,276)
Other non-operating income (expenses), net	8,426	1,394	(711)	117	(9,050)	855	(9,624)
Depreciation and amortization	46,417	55,602	58,877	59,685	61,491	67,625	65,000

Adjusted EBITDA	697,485	524,775	323,641	603,725	569,337	602,627	410,906

	For the year ended December 31,					For the nine months ended September 30, 2006
	2001	2002	2003	2004	2005
Other Data:
Aircraft delivered during period (1):
To the Commercial Aviation Market
EMB 120 Brasília	2	—	—	—	—	—
ERJ 145	104	82	57	87(5)	46	10
ERJ 135	27	3	14	1(1)	2	—
ERJ 140	22	36	16	—	—	—
EMBRAER 170	—	—	—	46	46(1)	26(2)
EMBRAER 175	—	—	—	—	14	8
EMBRAER 190	—	—	—	—	12	28
EMBRAER 195	—	—	—	—	—	1
To the Defense and Government Market
Legacy	—	1	—	—	6	—
EMB 135	2	—	—	—	—	—
EMB 145	1	1	1	1	1	—
EMB 145 AEW&C/RS/MP	—	5	3	6	1	—
EMB 312 Tucano / AL-X	—	—	—	7	24	9
EMBRAER 170	—	—	—	—	—	2
EMBRAER 190	—	—	—	—	—	1
To the Executive Aviation Market
Legacy 600	—	8	11(2)	13	14	17
EMB 135	5	—	2	—	—	—
To the General Aviation Market
Light Propeller Aircraft	11	25	46	70	31	6

Total delivered	174	161	150	231	197	108

(footnote to table on next page)

	At December 31,										At September 30, 2006
	2001		2002		2003		2004		2005
Aircraft in backlog at the end of period:
In the Commercial Aviation Market (2)
EMB 120 Brasília		—		—		—		—		—		—
ERJ 145		159		109		144		66		10		55
ERJ 135		53		31		17		17		15		—
ERJ 140		152		116		20		20		20		—
EMBRAER 170		82		88		120		112		104		31
EMBRAER 175		—		—		—		15		8		30
EMBRAER 190 (3)		—		—		110		155		178		257
EMBRAER 195		30		30		15		15		29		40
In the Defense and Government Market
EMB 120 Brasília		—		—		—		—		—		1
EMB 145 AEW& C/RS/MP		15		10		7		1		—		—
EMB 312 Tucano/EMB 314 Super Tucano		86		86		76		69		93		86
EMB 145		1		—		1		—		—		1
EMB 135		1		—		—		—		—		—
Legacy 600		—		—		5		5		—		1
EMBRAER 170/ EMBRAER 190		—		—		—		—		3		1
In the Executive Aviation Market
Legacy 600		66		58		27		4		15		20
In the General Aviation Market
Light Propeller Aircraft		—		—		11		25		6		—

Total backlog (in aircraft)		645		528		553		504		481		523

Total backlog (in millions)	US$	10,693	US$	9,034	US$	10,591	US$	10,097	US$	10,383	US$	13,311

(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.
(2)	Since September 30, 2006, we have received 67 additional firm orders for our EMBRAER 170/190 jet family.
(3)	At September 30, 2006, three EMBRAER 170 aircraft were subject to trade-in options.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 and notes thereto included in this prospectus supplement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Cautionary Statement Concerning Forward-Looking Information,” included in this prospectus supplement, our 2005 Annual Report, our report on Form 6-K submitted to the SEC on January 23, 2007 and our report on Form 6-K/A submitted to the SEC on October 19, 2006.

Presentation of Financial Information

Our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 included in this prospectus supplement have been prepared in accordance with U.S. GAAP. Because we export more than 90.0% of our production and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is our functional currency and the most appropriate currency in which to present our financial statements. Accordingly, we decided to present our primary U.S. GAAP financial statements in U.S. dollars. As a result, amounts for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52. Our financial statements and financial data presented herein and prepared in accordance with U.S. GAAP do not reflect the effects of inflation.

Pursuant to SFAS 52, as it applies to us, non-monetary assets and liabilities, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity, are remeasured at historical rates of exchange, while monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the respective exchange rate on the date of sale. Cost of sales and services, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other non-U.S. dollar statement of income accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

In our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 included in this prospectus supplement, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with Brazilian Corporate Law. Our financial statements prepared in accordance with the Brazilian Corporate Law are not adjusted to account for the effects of inflation.

As a result of the remeasurement of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 included in this prospectus supplement differ from those included in our statutory accounting records.

Brazilian Economic Environment

Events negatively affecting the commercial airline industry and the ensuing negative effects on the U.S. economy have adversely affected the global and Brazilian economies and securities markets, and have resulted in:

•	increased volatility in the market price of securities;

•	significant decline in corporate earnings estimates;

•	substantial losses in important industries, including the air transport and insurance industries; and

•	significant erosion of consumer confidence.

As discussed below, the uncertainty surrounding the U.S., Brazilian and global economies could result in the Brazilian government changing existing laws or regulations or imposing new ones, and/or the Central Bank of Brazil changing base interest rates, which could adversely affect our operations.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian government’s response to such developments.

Rapid changes in Brazilian political and economic conditions that have occurred and may occur in the future will require a continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business.

Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in such countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

Presidential elections were held in Brazil in 2002. The country experienced a period of market turmoil in the second half of 2002 as investors feared that the Labor Party would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.533 to US$1.00 on December 31, 2002. Inflation for the year 2002, as measured by the Índice Geral de Preços de Mercado or, IGP-M, a measure of Brazilian inflation, was 25.3% and real GDP grew by 1.9%.

The government elected in 2002 has largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility and the Brazilian economy has witnessed increased stability. In 2003, investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.889 per US$1.00 at December 31, 2003. Inflation in 2003, as measured by the IGP-M, decreased to 8.7%. Brazil’s real GDP increased 0.5% in 2003, despite the constraints on economic growth caused by high interest rates that prevailed at the beginning of 2003 as the Central Bank sought to combat inflationary pressures. President Luiz Inácio Lula da Silva was reelected in October 2006. See “Risk Factors—Risks Relating to Brazil—Brazilian political and economic conditions have a direct impact on our business and the trading price of our common shares and the ADSs.”

In 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion. Inflation in 2004, as measured by the IGP-M, was 12.4%. Interest rates continued to be maintained at high levels, with the rates for interbank certificates of deposit (Certificados de Depósito Interbancário), or CDI, averaging 17.8% in 2004.

Given the positive 2004 results, investor confidence continued to be strong in 2005. The real appreciated by 8.1% and 11.8% against the U.S. dollar in 2004 and 2005, respectively, to R$2.3407 per US$1.00 at December 31, 2005.

In 2005, Brazil’s GDP increased 3.1% to US$734.4 billion and the country achieved a record trade surplus of US$44.8 billion. Inflation in 2005, as measured by the IGP-M, was 1.2%. Interest rates continued to be maintained at high levels, with the CDI averaging 19.0% in 2005.

In the first nine months of 2006, the real appreciated by 7.1% against the U.S. dollar, and the inflation rate measured by the IGP-M was 2.3%. Interest rates continued at high levels, with the CDI averaging 15.8% in the first nine months of 2006. In the same period, Brazil’s GDP increased 2.5% to US$445.0 billion, and the country achieved a surplus of US$34.0 billion.

Effects of Inflation and Currency Exchange Fluctuations

Until the adoption of the Real Plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the General Market Price Index and published annually by Fundação Getulio Vargas, and the devaluation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank of Brazil on the last day of each period:

	At December 31,					At September 30, 2006
	2001	2002	2003	2004	2005
Inflation (General Market Price Index)	10.4%	25.3%	8.7%	12.4%	1.2%	2.3%
Devaluation (appreciation) (R$ vs. US$)	18.7%	52.3%	(18.2)%	(8.1)%	(11.8)%	(7.1)%

Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations. Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities, as expressed in U.S. dollars, declines when the real devalues, and increases when the real appreciates, against the U.S. dollar. In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets and (b) a remeasurement gain on real-denominated monetary liabilities.

Recently Issued Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.” SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” and in general terms:

(a)	permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)	clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB Statement 133;

(c)	establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d)	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

(e)	amends FASB Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This FASB Statement is effective for all financial instruments acquired or issued on or after January 1, 2007, and its adoption is not expected to materially affect our financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that is reflected in measuring current and deferred tax assets. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this interpretation is adopted. We are currently evaluating the potential impact of this interpretation on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We do not expect that this will have any significant impact on the accounting we currently follow for measuring fair value and are currently evaluating the expanded disclosure requirements about fair value measurements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit pension and other post-retirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We are required to adopt this statement in our financial statements for the year ended December 31, 2006, and believe this adoption will not materially affect our financial position and results of operations.

Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market

Commercial Aircraft

According to the International Civil Aviation Organization, or ICAO, world airline scheduled passenger traffic is expected to grow 5.7% in the next two years. We project that world air traffic demand will increase by 4.9% per year in the next 20 years, assuming an average yearly growth of 3.0% in the world economy (GDP) and stimulated by continued fare reductions.

We believe that air travel demand is growing in all regions as a result of economic development, globalization, international trade, liberalization and declining passenger fares. We believe that air transport in China will present the highest average annual growth rate of around 7.0% in the next 20 years due to strong economic growth. We believe Asia Pacific, Middle East and Latin America will grow between 5.5% to 6.5% per year above the world rates, during the same period, due to more liberalization and low cost carrier expansion. We believe mature markets, like United States and Europe, will grow approximately 4% per year, with their world traffic share decreasing from 61.0% in 2006 to 53.0% in 2026.

We believe that there is a fundamental change in the industry’s revenue structure and a dramatic shift in consumer purchasing habits due to low cost carrier expansion and real-time internet fare information. Airlines need to increase their efficiency with lower costs, to compensate higher fuel costs, in order to survive in this highly competitive environment. We believe that increased aircraft productivity and better capacity management are helping airlines to reach high load factors and to achieve profitability in some regions.

We are forecasting a global demand for 7,500 jets in the 30-120-seat segment over the next twenty years, of which we expect that 2,800 units will be delivered to replace old and inefficient aircraft and the remaining 4,700 aircraft will be added in the current system to sustain the industry growth. We estimate that 3,050 aircraft will be delivered between 2007 and 2016, with the remaining 4,450 units to be delivered between 2017 and 2026. We estimate the total market value at US$220 billion. Our forecast indicates that 5,150 jets will be delivered to airlines operating in North America (mainly the

United States) and Europe, which according to our projections would represent nearly 70% of total deliveries in the next 20 years.

We believe that the 30-60-seat segment has reached maturity, but will continue to play an important role in the North American and European air transportation systems and will develop new markets such as China, Mexico and Russia that have strong needs for regional aviation. We expect the fleet in this segment will decrease from 2,020 aircraft in 2006 to 1,860 aircraft in 2026.

We expect that the 61-90-seat segment will provide natural growth to regional airlines on high demand 50-seat regional jet routes, sustaining increased revenue and market share. In addition, we believe the segment will enable airlines to replace ageing aircraft and to right-size aircraft capacity to market demand with improved service levels.

We believe that the 91-120-seat segment will expand to help airlines to match aircraft capacity to market demand, through ageing aircraft replacement, right-sizing of narrow-body routes with excess capacity and low cost carrier expansion into mid-sized markets.

There is a clear trend towards higher capacity aircraft and, we believe that the 61-120-seat jet fleet will increase from 2,430 to 7,290 aircraft in the next 20 years, which according to our projections would represent approximately 80% of the world jet fleet in the 30-120-seat segment.

Executive jets

As of September 30, 2006, we expected the executive aviation market to reach its all time record in terms of deliveries volume in 2006. We forecast 850 new jets deliveries in the period, which would lead to a growth rate of 16% from 2005.

Despite the imminent deceleration in North American economic growth and the resulting slowdown in new aircraft demand for the next couple of years, we expect the delivery scenario to remain positive in the short- and medium-term.

Some of the factors which we expect will sustain delivery rates in the following years are the expansion of industry’s backlogs, the healthy used aircraft market, the increasing demand for Very Light Jets and new air taxi per seat operators. The increasing deterioration of premium commercial air services due to the fear of terror and the restrictive security procedures in the main airports worldwide also we believe supports a “soft landing” of executive aviation demand and feeds the trend of a sustainable future growth.

Since the beginning of 2005, the business aviation market has registered an increase in international (i.e., non-U.S.) sales, mainly in the Middle East, Russia and Asia. We believe the demand in these non-traditional markets has been leveraged mainly by the economic growth and the dollar depreciation in those regions.

We expect the air taxi per seat business model to be tested in 2007. The value proposal of this market segment is to create an affordable new alternative to those customers who value real point-to-point travel in the range of 500 nautical miles by using technology-driven Very Light Jets. If successful, the air taxi model may generate a demand for hundreds of Very Light Jets and may modify the competitive dynamics of the executive aviation and even the commercial aviation offerings.

We believe that the majority of the customers expected for air taxi per seat models are likely to be those travelers that are not being satisfied by the current conditions of commercial air travel. The lower number of destinations, the delays of commercial flights, the restrictive security procedures and the reduction of premium services are the main fundamentals that we expect to support the model.

The industry investments are expected to focus on new products introduction and current product enhancements. As a result, manufacturers are also enhancing their sales and customer support structure in fast growing regions such as Asia, the Middle East and Eastern Europe.

We estimate an overall demand for 11,115 business jets over the next ten years, valued at approximately US$169 billion. We believe the new air taxi market may add another 2,500 to 3,000 aircraft to the Very Light Jet segment.

According to our forecast, the growth rate of executive aviation market revenues is expected to reach 2.2% year over year in the next ten years totaling US$169 billion. Deliveries are expected to reach 3.7% in the same period, reaching 11,115 aircraft.

We entered the Very Light and Light Jet segments with the launch of the Phenom jets, in May 2005, and introduced the Lineage 1000, an Ultra Large Jet based on the EMBRAER 190 commercial jet platform, in May 2006.

We expect to enhance our Executive Jets customer support and services offering. We expect to add four wholly owned service centers in the next three years, and we are revamping the authorized service center network. By 2008, we project that 45 service centers will support our Executive Jets fleet. We plan to establish a joint-venture with the Canadian company CAE Inc. to develop training for the Phenom jets. We plan also to invest in parts inventory and logistics, as well as in the enhancement of our special maintenance programs.

We believe our commitment to business aviation has produced significant results in 2006. As of September 30, 2006, the Executive Jets division had added approximately US$1.9 billion of new contracts to our firm backlog. Firm orders for the recently launched Phenom 100 and Phenom 300 Very Light and Light Jets stood at over 310 aircraft as of September 30, 2006.

As of September 30, 2006, there were more than 80 Legacy 600 executive jets operating in 18 countries. We expect to deliver 25 to 30 Legacy 600 jets per year in 2007 and 2008, up from 20 units delivered in 2005 and 13 in 2004.

In mid-2008, deliveries of the Phenom 100 will commence, totaling 15-20 units in the second half of the year. In 2009, when deliveries of the Phenom 300 begin in the second half of that year, the production rate of the Phenom 100 and Phenom 300 is projected to reach 120-150 units combined during that year.

Delivery of up to two Lineage 1000 jets is expected for the second semester of 2008, in its first production year. In 2009, three to four Lineage 1000 jets are planned to be delivered.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to use estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and accounting disclosures. Therefore, in connection with the preparation of the financial statements included in this prospectus supplement, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires us to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our consolidated financial statements included in our 2005 Annual Report includes a summary of the significant accounting policies and methods used in the preparation of these financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

Sales and Other Operating Revenues

We generally recognize sales of our commercial and executive aircraft as deliveries are made. In our defense and government segment, we perform work under long-term development contracts for the Brazilian government and other governments, and we recognize revenue in accordance with the percentage of completion method. Revenue recognized under this method is based on actual costs incurred and an estimate of the total remaining costs to be incurred prior to completion of the contract. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Anticipated losses, if any, under these contracts are accrued when known and recorded based on management’s estimate of such losses.

Product Warranties

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us and/or by our risk-sharing partners. We recognize warranty expense, as a component of selling expenses, at the time of sale based on the estimated amounts of warranty costs expected to be incurred, which are typically expressed as a percentage of the sales price of the aircraft. These estimates are based on a number of factors, including our historical warranty claim and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. The warranty period ranges from two years for spare parts to five years for components that are a part of the aircraft when sold.

Guarantees and Trade-In Rights

We have provided sales incentives in the form of financial and residual value guarantees and, in limited instances, trade-in rights related to our aircraft. We review the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor. Provisions and losses are recorded when and if payments become probable and are reasonably estimable. We estimate future fair value using third-party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market. We evaluate the creditworthiness of obligors for which we have provided credit guarantees by analyzing a number of factors, including third-party credit ratings and estimated obligors’ borrowing costs.

In accordance with FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others—an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” we record third-party guarantees on our balance sheet at their fair value. FIN 45 has the general effect of delaying recognition of a portion of our revenue for product sales that are accompanied by certain third-party guarantees. These estimates of fair value are based on certain assumptions, including the probability of default by the ultimate obligor and the market value of the mortgaged assets. As a result, actual losses under financial guarantees may differ from the amounts recognized on our balance sheet, and, consequently, could negatively affect future operating results.

Basis of Presentation

The following discussion is based on, and should be read in conjunction with our unaudited condensed consolidated financial statements and related notes prepared in accordance with U.S. GAAP included in this prospectus supplement.

Operating Data

The following chart sets forth statistical data concerning our deliveries and backlog for our aircraft at the end of the respective periods. Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized. Our backlog consists of all firm orders that have not yet been delivered. A firm order is a contractual commitment from a customer, customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. See “—Trend Information” for certain information on our firm orders and options.

	At and for the year ended December 31,			At and for the nine months ended September 30,
	2003	2004	2005	2005	2006
Commercial Airline
Deliveries during the period(1)
ERJ 145	57	87(5)	46	40	10
ERJ 135	14	1(1)	2	2	—
ERJ 140	16	—	—	—	—
EMBRAER 170	—	46	46(1)	35(1)	26(2)
EMBRAER 175	—	—	14	9	8
EMBRAER 190	—	—	12	2	28
EMBRAER 195	—	—	—	—	1
Defense and Government(2)
Deliveries	1	1	7	5	3
Business Jet
Deliveries(1)	13(2)	13	14	8	17
Other Operating Information
Total backlog at the end of the period (in millions)(3)	US$10,591	US$10,097	US$10,383	US$10,415	US$13,311

(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation, which includes one EMBRAER 190 and two EMBRAER 170 to TAME from Ecuador, in the first nine months of 2006.
(3)	Since September 30, 2006, we have received 67 additional firm orders for our EMBRAER 170/190 jet family.

Net Sales

We generate revenue primarily from sales of commercial aircraft. We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy 600 executive jets. Net sales of commercial and executive aircraft are denominated in U.S. dollars. Of defense and government net sales, approximately 67.4% are denominated in U.S. dollars and 32.6% are denominated in Brazilian reais, but indexed to the U.S. dollar through price adjustment mechanisms. Finally, we generate revenue from our other related businesses, which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services), operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing a purchase agreement for the sale of our commercial and executive aircraft and progress payments in the amount of 5.0% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5.0% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under advances from customers as a liability on our balance sheet, and, when we deliver the aircraft, these payments are offset against the related sales receivables and net sales is recorded.

Our sales contracts with our customers typically include adjustments to the purchase price of the aircraft based on escalation formulae which reflect, in part, inflation in the United States. The deposits, progress payments and option payments are generally non-refundable. Once a customer decides to exercise an option, we account for it as a firm order and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

We recognize revenue from the sale of our defense aircraft, including the funding of the research and development for specific programs, in accordance with the percentage of completion method. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense and government customers continue to provide customer advances, which are converted into revenue as we achieve pre-determined stages of completion of the project, such as conception, development and design, and engineering, systems integration and customization. These installments are generally non-refundable.

Cost of Sales and Services

Our cost of sales and services consists primarily of:

•	Material—These costs are primarily U.S. dollar-denominated. Substantially all of our materials costs are covered by contracts with our suppliers. Prices under these contracts are generally adjusted based on escalation formulae which reflect, in part, inflation in the United States.

•	Labor—These costs are primarily real-denominated.

•	Depreciation—We depreciate our property, plant and equipment over their useful lives, ranging from five to 48 years, on a straight-line basis. On average, our property, plant and equipment are depreciated over 16 years.

Trend Information

The following table summarizes our order book for the commercial aviation segment at September 30, 2006 (including orders for the defense and government segment placed by state-owned airlines such as Satena and Tame). Our total firm order backlog at that date, including executive jets and defense aircraft, was US$13.3 billion.

Commercial aviation	Firm orders	Options	Deliveries	Firm order backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	1	108	—
ERJ 140	74	—	74	—
ERJ 145	732	132	677	55
EMBRAER 170	152	133	120	32
EMBRAER 175	52	—	22	30
EMBRAER 190	298	248	41	257
EMBRAER 195	41	40	1	40

The following tables set forth our commercial aviation order book at September 30, 2006 by aircraft type, customer and country.

ERJ 135:

Customer	Firm orders	Delivered	Firm order backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—

Total	108	108	—

ERJ 140:

Customer	Firm orders	Delivered	Firm order backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

Total	74	74	—

ERJ 145:

Customer	Firm orders	Delivered	Firm order backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	—	5
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air—Thailand)	2	2	—
HNA (China)	50	—	50
KLM EXEL (Holand)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

Total	732	677	55

EMBRAER 170:

Customer	Firm orders	Delivered	Firm order backlog
Alitalia (Italy)	6	6	—
Cirrus (Germany)	2	2	—
EgyptAir (Egypt)	6	—	6
Finnair (Finland)	10	9	1
Gecas (USA)	8	8	—
Lot Polish (Poland)	6	6	—
Paramount (India)	2	2	—
Republic Airline (USA)	48	47	1
Saudi Arabian Airlines (Saudi Arabia)	15	10	5
Swiss (Switzerland)	15	—	15
South African Airlink (South Africa)	2	—	2
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Undisclosed Customer	2	—	2

Total	152	120	32

EMBRAER 175:

Customer	Firm orders	Delivered	Firm order backlog
Air Canada (Canada)	15	15	—
Lot Polish (Poland)	4	4	—
Gecas (USA)	3	3	—
Republic Airlines (USA)	30	—	30

Total	52	22	30

EMBRAER 190:

Customer	Firm orders	Delivered	Firm order backlog
Air Canada (Canada)	45	15	30
AeroRepublica (Colombia)	5	—	5
Copa (Panama)	15	4	11
Finnair (Finland)	6	—	6
Gecas (USA)	12	—	12
HNA (China)	50	—	50
Jet Blue (USA)	101	21	80
Regional (France)	6	—	6
US Airways (USA)	57	—	57
TAME (Ecuador)	1	1	—

Total	298	41	257

EMBRAER 195:

Customer	Firm orders	Delivered	Firm order backlog
Gecas (USA)	8	—	8
Flybe (UK)	14	1	13
Royal Jordanian (Jordan)	4	—	4
Swiss (Switzerland)	15	—	15

Total	41	1	40

Results of Operations

The following table presents income statement data by business segment for the periods indicated.

	Nine months ended September 30,
Operating income	2005	2006
	(in thousands of US$)
Net sales:
Commercial Aviation	1,912,766	1,825,074
Defense and Government	306,766	151,371
Executive Aviation	154,764	359,287
Other related businesses	265,753	387,590

	2,640,049	2,723,322
Cost of sales and services:
Commercial Aviation	(1,284,591)	(1,330,451)
Defense and Government	(246,816)	(117,026)
Executive Aviation	(105,440)	(239,208)
Other related businesses	(180,379)	(263,158)

	(1,817,226)	(1,949,843)
Gross profit:
Commercial Aviation	628,175	494,624
Defense and Government	59,950	34,345
Executive Aviation	49,324	120,079
Other related businesses	85,374	124,431

	822,823	773,479
Operating expenses:
Commercial Aviation	(123,646)	(356,017)
Defense and Government	(52,390)	(20,437)
Executive Aviation	(91,845)	(107,886)
Other related businesses	(48,007)	(24,663)
Unallocated corporate expenses	(116,618)	(33,003)

	(432,506)	(542,006)

Income from operations	390,317	231,473

The following table sets forth income statement information, and such information as a percentage of our net sales, for the periods indicated.

	Nine months ended September 30,
Operating and non-operating income	2005		2006
	(in millions of US$, except percentages)
Net sales	2,640.0	100.0%	2,723.3	100.0%
Cost of sales and services	(1,817.2)	68.8%	(1,949.8)	71.6%

Gross profit	822.8	31.2%	773.5	28.4%
Operating income (expense):
Selling expenses	(177.9)	6.7%	(305.2)	11.2%
Research and development	(62.1)	2.4%	(76.6)	2.8%
General and administrative expenses	(138.9)	5.3%	(151.9)	5.6%
Employee profit sharing	(35.2)	1.3%	(27.2)	1.0%
Other operating expenses, net	(15.3)	0.6%	18.9	0.7%
Equity in income(loss) from affiliate	(3.1)	0.1%	—	—

Income from operations(1)	390.3	14.8%	231.5	8.5%
Non-operating income (expense):
Interest income (expense), net	(25.4)	1.0%	99.7	3.7%
Exchange income (loss), net	(19.5)	0.7%	(1.0)	—
Other non-operating income (expense), net	(0.7)	—	(0.2)	—

Income before income taxes(1)	344.7	13.1%	329.9	12.1%
Income tax benefit (expense)	(47.5)	1.8%	(59.4)	2.2%

Income before minority interest and equity income (loss) from affiliates	297.1	11.3%	270.5	9.9%
Minority interest	(7.4)	0.3%	(4.8)	0.2%
Equity in income (loss) from affiliates	—	—	—	—

Net income	289.7	11.0%	265.7	9.8%

(1)	Amounts may not sum due to rounding.

Nine Months Ended September 30, 2006 Compared with Nine Months Ended September 30, 2005

Net sales. Net sales increased 3.2% from US$2,640.0 million in the first nine months of 2005 to US$2,723.3 million in the first nine months of 2006. Net sales in the commercial aviation segment decreased 4.6% from US$1,912.8 million in the first nine months of 2005 to US$1,825.1 million in the first nine months of 2006. Net sales in the executive aviation segment increased 132.3% from US$154.8 million in the first nine months of 2005 to US$359.3 million in the first nine months of 2006. Defense and government net sales decreased 50.7% from US$306.8 million in the first nine months of 2005 to US$151.4 million in the first nine months of 2006. Net sales from customer services and other related businesses increased 45.9% from US$265.7 million in the first nine months of 2005 to US$387.6 million in the first nine months of 2006.

The decrease in commercial aviation net sales is primarily due to a lower number of deliveries during the period, we delivered 73 aircraft in the first nine months of 2006, compared to 88 aircraft in the first nine months of 2005 for that segment. This decrease in the number of deliveries is due to delays in the supply chain and difficulties related to the wing assembly of the EMBRAER 190 and the EMBRAER 195 jets. See “Prospectus Supplement Summary—Recent Developments.” The increase in executive aviation net sales resulted from the delivery of 17 Legacy 600 executive jet in the first nine months of 2006 compared to eight aircraft of the same model delivered in the first nine months of 2005. The decrease in defense and government net sales is due to lower revenue recognized from programs subject to the percentage of completion method of revenue recognition, principally the ALX program. The decrease is also due to a lower number of aircraft delivered for authority transportation and state-

owned companies. In the first nine months of 2006 we delivered three aircraft for that segment compared to five deliveries in the first nine months of 2005. The increase in net sales from customer services and other related businesses is mostly due to an increase in revenues from spare parts sales and services rendered, and to the remarketing of used ERJ 145 aircraft.

Cost of sales and services. Cost of sales and services increased 7.3% from US$1,817.2 million in the first nine months of 2005 to US$1,949.8 million in the first nine months of 2006, primarily due to the 7.1% appreciation of the real against the U.S. dollar during the period, and the difficulties with the production ramp-up of the EMBRAER 190 and EMBRAER 195 jets, especially those related to the wing assembly. Approximately 15% of our cost of sales and services is denominated in reais. Cost of sales and services as a percentage of net sales increased to 71.6% in the first nine months of 2006, compared to 68.8% in the first nine months of 2005.

Gross profit. Our gross profit decreased 6.0% from US$822.8 million in the first nine months of 2005 to US$773.5 million in the first nine months of 2006, primarily due to the appreciation of the real against the U.S. dollar during the period and the production learning curve associated with deliveries of the EMBRAER 170/190 family. As a result, our gross margin decreased from 31.2% in the first nine months of 2005 to 28.4% in the first nine months of 2006

Operating expenses. Operating expenses increased 25.3% from US$432.5 million in the first nine months of 2005 to US$542.0 million in the first nine months of 2006.

Research and development expenses in the first nine months of 2006 were US$76.6 million, compared to US$62.1 million in the first nine months of 2005. This increase is mainly attributed to the development of new products for the executive aviation segment and the research for improvements to all our products. During the first nine months of 2006, we also recognized revenues of approximately US$57.0 million as a reduction of research and development expenses due to an agreement between Kawasaki Heavy Industries Ltd. (KHI) and us, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. The amounts received from our risk-sharing partners related to the fulfillment of certain contractual milestones, which offset our research and development expenses, totaled US$36.2 million in the first nine months of 2006 compared to US$15.0 million in the first nine months of 2005.

Selling expenses showed an increase of 71.6% in the first nine months of 2006 compared to the first nine months of 2005 due to expenses associated with the implementation of a dedicated sales force and a marketing strategy to promote the new Phenom 100 and Phenom 300 executive jets, and efforts to support the commencement of the EMBRAER 190 model operations.

General and administrative expenses increased 9.3% from US$138.9 million in the first nine months of 2005 to US$151.9 million in the first nine months of 2006, mainly due to the effects on real-denominated administrative expenses resulting from the 7.1% appreciation of the real during the period (approximately 80% of our administrative expenses are denominated in reais) and to increases in employee salaries from a new collective bargaining agreement of approximately 8.0% in 2005.

Other operating expenses, net represented an expense of US$15.3 million in the first nine months of 2005 and an income of US$18.9 million in the first nine months of 2006, primarily due to the reversal of accrued tax penalties resulting from the favorable settlement of certain tax disputes in 2006.

As a result of the foregoing factors, operating expenses as a percentage of net sales increased from 16.4% in the first nine months of 2005 to 19.9% in the first nine months of 2006.

Financial income (expense), net. Financial income (expense), net, represented an expense of US$25.4 million in the first nine months of 2005 and an income of US$99.7 million in the first nine months of 2006, primarily as a result of an increase in net interest income derived from higher net cash availability in 2006 and the reversal of accrued interest charges resulting from the favorable settlement of certain tax disputes in 2006.

Foreign exchange income (loss), net. Foreign exchange income (loss), net, decreased from a loss of US$19.5 million in the first nine months of 2005 to a loss of US$1.0 million in the first nine months of 2006, reflecting the exchange variations on monetary assets and liabilities denominated in other currencies which are translated to U.S. dollars.

Income tax benefit (expense). The effective tax rate in the first nine months of 2006 was 18.0%, compared with 13.8% in the first nine months of 2005. Income tax expenses presented a 25.1% increase from US$47.5 million in the first nine months of 2005 to US$59.4 million in the first nine months of 2006, mainly due to earnings provided by currency variations reported in our financial statements prepared in accordance with Brazilian GAAP.

Net income. As a result of the foregoing factors, our net income decreased 8.3% from US$289.7 million in the first nine months of 2005 to US$265.7 million in the first nine months of 2006. In the first nine months of 2005, net income was 11.0% of net sales compared to 9.8% in the first nine months of 2006.

Research and Development

We incur research and development costs related to our aircraft and aircraft components. We also incur research and development costs that are not associated with the development of any particular aircraft. Such costs include the implementation of quality assurance initiatives, production line productivity improvements and studies to determine the latest developments in technology and quality standards. The research and development costs incurred by us are divided into two categories, research and development expense and additions to fixed assets. Research and development expense is the cost actually associated with the design and development of the aircraft less amounts earned from cash contribution from risk-sharing partners based on meeting performance milestones. Under U.S. GAAP, these costs are expensed in the year in which they are incurred. Additions to fixed assets relate solely to specialized equipment built by us and required for the project. These costs are treated as additions to property, plant and equipment.

We invest significantly in the development of new projects. Total research and development expenses for the first nine months of 2006, including expenses related to the development of the EMBRAER 170/190 jet family and to the development of our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, were US$76.6 million, net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 2.8% in the first nine months of 2006. This net expense in research and development reflects revenues of US$57.0 million related to an agreement reached between Kawasaki Heavy Industries Ltd. and us during the first nine months of 2006, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for those aircraft.

In 2006, we expect our research and development costs to total approximately US$200.0 million, excluding contributions from risk-sharing partners but including costs related to the development of our new executive jets, for which we expect to spend US$88.0 million. We do not incur research and development expenses in defense programs as those are funded by the Brazilian government and other government customers. Most of our research and development expenses are associated with particular programs, whether commercial or executive aviation.

During 2007, we expect our research and development costs to total around US$237.0 million, excluding contributions from risk-sharing partners but including US$127.0 million related to development of new executive jets, US$51.0 million related to improvements in our Commercial Aviation segment products and US$59.0 million related to technology development.

We receive additional funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft research and development. In addition, the Brazilian and other governments fund substantially all of our defense and government research and development costs under long-term development contracts.

Liquidity and Capital Resources

Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners and advance payments from customers to meet these needs. We believe that these sources of funds will be sufficient to fund our future liquidity needs, continue to develop the EMBRAER 170/190 jet family, develop our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, make other planned capital expenditures and pay dividends. However, our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital. See “Risk Factors—Risks Relating to Embraer—We may have to refund cash contributions after the development of the EMBRAER 170/170 jet family, of the Phenom 100, and of the Phenom 300, if certification for each of these aircraft is not obtained.”

As of September 30, 2006, we were not in compliance with one of our financial covenants. We promptly obtained a waiver for this covenant from the relevant creditors and are negotiating an amendment of such covenant with the applicable lender under such instrument.

Working Capital and Net Cash Provided by Operating Activities

We had a working capital surplus of US$1,815.4 million at September 30, 2006. Working capital has been stable at those levels, despite the increase noticed in cash and cash equivalents and temporary cash investments and the decrease in accounts receivable related to aircraft delivered for which sales financing arrangements are in the process of being structured, offset by an increase in inventory levels as a result of the ramp-up in the production of aircraft in the EMBRAER 170/190 family.

Our net cash used in operating activities was US$25.2 million in the first nine months of 2006 compared to net cash used in operating activities of US$447.1 million in the first nine months of 2005. This decrease is primarily due to an increase in our temporary cash investments during the nine months ended September 30, 2006, mainly as a result of an increase in assets held through exclusive fixed income funds with original maturities of more than 90 days.

Net Cash Used in Investing Activities

In the first nine months of 2006 our net cash used in investing activities was US$51.3 million, compared to US$50.2 million used in the first nine months of 2005, mainly because of additions to property, plant and equipment related to the production ramp-up of aircraft in the EMBRAER 170/190 family.

Capital Expenditures

Additions to property, plant and equipment were US$70.1 million for the first nine months of 2006, compared to US$50.4 million for the first nine months of 2005. These expenditures are related to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models.

We currently expect investments in property, plant and equipment to total approximately US$72.0 million in 2006 and an additional US$194.0 million in 2007, primarily related to the ramp-up of the production of the EMBRAER 170/190 jet family, as well as productivity in general and investments in future customer services facilities.

Cash Provided by (Used in) Financing Activities and Total Debt

Net cash provided by financing activities was US$206.8 million for the first nine months of 2005 compared to net cash used in financing activities of US$89.2 million for the first nine months of 2006. In the first nine months of 2006, we distributed US$99.3 million as interest on shareholders’ equity compared with US$146.9 million distributed in the first nine months of 2005. We also repaid a total amount of US$705.7 million of our indebtedness in the first nine months of 2006, compared to the repayment in the aggregate amount of US$777.4 million in the first nine months of 2005. In addition, during the first nine months of 2005, we utilized new borrowings in the total amount of US$1,126.2 million, compared to new borrowings in the total amount of US$718.3 million during the first nine months of 2006.

At September 30, 2006, we had total debt of US$1,599.8 million under our financing arrangements described below, 47.5% of which consisted of long-term debt and 52.5% of which consisted of short-term debt.

Total debt consists of amounts recorded as loans and financing on our balance sheet and excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs. In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party. We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process. In accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities (revised December 2003) an interpretation of ARB 51,” an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Therefore, we have been consolidating certain SPEs owned by third parties for which we are the primary beneficiary. See Note 9 to our unaudited condensed consolidated financial statements included in this prospectus supplement.

The effect of consolidating these SPEs resulted in non-recourse and recourse debt at September 30, 2006, reflected as a separate line item on our balance sheet, of US$828.4 million, and collateralized accounts receivable of US$818.4 million. US$513.8 million of this debt is non-recourse and we have no actual obligation for such debt as debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft. The remaining US$314.6 million of debt is recourse to us as a result of pending equity contributions and is secured by a pledge of a deposit with a financial institution. The non-recourse and recourse debt is collateralized by the collateralized accounts receivable and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same. See Notes 8, 9 and 31 to our consolidated financial statements included in our 2005 Annual Report.

Credit Facilities and Lines of Credit

Long-term facilities

We maintained credit facilities with BNDES and FINEP, primarily to fund the development costs of the ERJ 145 and AL-X, that were fully paid in May and July 2005, respectively. Our subsidiaries maintain credit facilities with BNDES in the total amount of US$7.8 million outstanding at September 30, 2006, of which US$3.4 million is classified as short-term liabilities. We also maintain a credit facility with FINEP in a total amount of US$8.4 million outstanding at September 30, 2006. The total amounts borrowed under the BNDES and FINEP credit facilities are due November and December 2011, respectively. The interest rates on these facilities range from TJLP plus 3.0% to TJLP plus 5.0% per annum. For BNDES borrowings, our subsidiary ELEB also pays fees at the rate of 0.40% of the sales price of the landing gear of 450 EMBRAER 170 and EMBRAER 175 aircraft.

As of September 30, 2006, we had a credit facility with the Tokyo Branch of The Chase Manhattan Bank under which we borrowed the Japanese yen equivalent of US$150.0 million, principally to fund our purchase of aircraft component parts, of which the Japanese yen equivalent of US$31.7 million remained outstanding as of that date. This loan bore an interest rate equal to the twelve-month Japanese interbank deposit rate, or JIBOR, plus 1.1% per annum and was fully paid at maturity in December 2006.

In September 2002, we secured a US$100.0 million credit facility with Mitsui & Co., Ltd. and borrowed the full amount available thereunder, of which US$60.1 million remained outstanding as of September 30, 2006. This loan matures in September 2009 and bears interest at LIBOR plus 2.15%. The facility is guaranteed by Unibanco—União de Bancos Brasileiros S.A. and provides that, if we fail to maintain a minimum of 100 firm orders during the duration of the facility, Mitsui & Co. Ltd. has the right to declare all amounts outstanding under the facility due and payable.

We also have a US$100.0 million credit facility with Santander Central Hispano Benelux S.A., fully disbursed to fund our purchases of wings and other equipment from Gamesa. As of September 30, 2006, US$42.0 million was outstanding under this facility, which bears interest at a fixed rate of 4.49% per annum with final maturity in February 2009.

In July 2003, we signed a credit agreement with Sumitomo Mitsui Banking Corp. and other lenders providing for a term loan of US$200.0 million at the rate of LIBOR plus 2.97% per annum with final maturity in June 2010, to purchase materials for the manufacture of the EMBRAER 170/190 jet family. We borrowed the full amount under this facility in July 2003, of which US$205.5 million remained outstanding as of September 30, 2006, including principal and accrued interest.

In April 2004, we entered into a credit agreement with Banco do Brasil S.A. for an import financing facility for US$50.0 million at a fixed rate of 4.60% per annum with final maturity in April 2007. We have borrowed the full amount of the facility, of which US$55.7 million remained outstanding as of September 30, 2006, including principal and accrued interest. In addition, in May and October 2005, we entered into two additional credit agreements with Banco do Brasil S.A. for import financing facilities, in the aggregate amount of US$42.0 million, at a fixed rate of 7% per annum with final maturities in April and September 2011, of which US$44.5 million remained outstanding as of September 30, 2006, including principal and accrued interest.

In May 2004, we entered into a credit agreement with ABN Amro Bank for a working capital and import financing facility of US$71.0 million at a fixed rate of 7.19% per annum with final maturity in May 2009. We have borrowed the full amount of the facility, of which US$73.1 million remained outstanding as of September 30, 2006, including principal and accrued interest.

In March 2005, Embraer entered into a credit agreement with Bladex—Banco Latinoamericano de Exportaciones S.A., for an import financing facility of US$51.2 million at the rate of LIBOR plus 1.88% per annum with final maturity in September 2010, of which US$51.2 million remained outstanding as of September 30, 2006, including principal and accrued interest.

In April 2005, we entered into an Export Credit Note with Banco Votorantim S.A. of US$50.0 million at a fixed rate of 7.81% per annum with final maturity in April 2010, of which US$51.8 million remained outstanding as of September 30, 2006, including principal and accrued interest.

In June 2005, we entered into an IFC—International Finance Corporation A/B Loan Secured Facility for a total amount of US$180.0 million, which includes the A loan for up to US$35.0 million, the B1 loan for up to US$60.0 million and the B2 loan for up to US$85.0 million. The terms of the loans are 12, 10 and eight years, respectively, and the loans bear interest at the average rate of six-month LIBOR plus 2.9% per annum. The facility is secured by a combination of mortgages on our main industrial facility in Brazil, three EMBRAER 170/190 pre-series aircraft and a bank account pledge agreement in an amount equivalent to 12 months’ interest coverage. In addition to the customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios, the facility will have covenants related to compliance with IFC general environmental, health and safety guidelines. We have also agreed to a mandatory pre-payment provision which limits our net revenues generated by selling and supporting offensive attack aircraft to 12.5% of our total net revenues. As of September 30, 2006, US$185.7 million remained outstanding under this facility, including principal and accrued interest.

In August 2006, we entered into two credit facility agreements that were arranged and structured by Banco BNP Paribas Brasil S.A., or BNP Paribas Brasil. The total aggregate amount of such facilities is US$500.0 million. One of the credit facility agreements has the form of a trade finance credit agreement, in the total amount of US$250.0 million. Such facility is a multi-tranche syndicated trade finance agreement consisting of an export financing and/or an import financing facility, to be allocated at our discretion, provided that the aggregate amount does not exceed the US$250.0 million, available for multiple drawdowns on a non-revolving basis up to August 2009, with each drawdown being repayable in a single installment two years after of the borrowing date or on August 25, 2009, whichever occurs first. This tranche is subject to a commitment fee of 25 basis points per annum over the unused portion and, if disbursed, bears interest at the six-month LIBOR plus 40 and 45 basis points per annum, respectively, for export or import finance disbursements. We granted security for the export finance tranche by means of a first priority pledge to certain of our export receivables. The other credit facility agreement structured by BNP Paribas Brasil, has the form of a syndicated revolving facility, with a five-year availability period, in the total amount of US$250.0 million. In this syndicated revolving facility, certain of our subsidiaries are also qualified as borrowers. Disbursements under this revolving credit facility are repayable on August 25, 2011. This facility is subject to a commitment fee of 30 basis points per annum and, if disbursed, will bear interest at the one-, two-, three- or six-month LIBOR plus 60 basis points per annum, as specified by us on each drawdown notice. Both credit facilities include customary covenants and restrictions, including but not limited to requirements to maintain defined debt liquidity and interest expense coverage ratios, and, in the event the Brazilian government imposes restrictions on foreign exchange transactions, only disbursements under the export finance tranche will be available.

We have various other loans and credit agreements with aggregate outstanding borrowings of US$353.4 million at September 30, 2006, of which US$80.3 million was allocated to our subsidiaries.

Each of our long-term financing arrangements includes customary covenants and restrictions, including those that require us to maintain defined debt liquidity and interest expense coverage ratios, with which we were in compliance at September 30, 2006 and none of which are expected to have a material effect on our business. See Note 7 to our unaudited condensed consolidated financial statements included in this prospectus supplement for further information on our financing arrangements.

Short-term facilities

In December 2005, we negotiated with BNDES a short-term pre-export credit financing for an amount up to US$200.0 million, of which US$53.0 million remained outstanding as of September 30, 2006, including principal and accrued interest. In June 2006, we entered into two more credit agreements with BNDES for a short-term pre-export credit financing, adding a total of US$200.0 million at a cost of TJLP plus 2.17% per annum with final maturities in September 2007, of which US$129.4 million remained outstanding as of September 30, 2006. In August 2006, we entered into two more credit agreements with BNDES for a short-term pre-export credit financing, totaling US$200.0 million at the rate of TJLP plus 2.15% per annum with final maturities in September 2007, of which US$199.6 million remained outstanding as of September 30, 2006.

We have various other short-term loans and credit agreements with aggregate outstanding borrowings of US$46.6 million at September 30, 2006, which total amount was allocated to our subsidiaries to finance working capital requirements. See Note 7 to our unaudited condensed consolidated financial statements included in this prospectus supplement for further information on our financing arrangements.

Capital Contributions and Issuances of Capital Stock

During the first nine months of 2005, we received capital contributions in the aggregate amount of US$6.9 million, representing the issuance of preferred shares upon the exercise of options in connection with 2,421,870 preferred shares issued by us at a weighted average exercise price of R$7.02 per share. In addition, in the first nine months of 2006, 87,387 common shares were issued upon the exercise of options at an average exercise price of R$10.88 per share in the aggregate amount of US$0.4 million.

Off-Balance Sheet Arrangements

In the normal course of business, we participate in certain off-balance sheet arrangements, including guarantees, trade-in obligations, financial and residual value guarantees and product warranty commitments that are discussed below. We also have a number of swap transactions that are discussed in “—Quantitative and Qualitative Disclosures about Market Risks.”

See also Note 13 to our unaudited condensed consolidated financial statements included in this prospectus supplement for additional information on our off-balance sheet transactions.

Guarantees

Financial guarantees are triggered if customers do not perform their obligation to service the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, we are usually the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. We may be entitled to a fee for such remarketing services. Typically a claim under the guarantee shall be made only upon surrender of the underlying asset for remarketing.

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, we shall bear the difference between the specific guaranteed amount and the actual fair market value. Our exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet tight specific return conditions.

The following table provides quantitative data regarding guarantees we render to third parties. The maximum potential payments represent the worst-case scenario and do not necessarily reflect the results expected by us. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees.

Description	At December 31, 2005	At September 30, 2006
	(in thousands of US$)
Maximum financial guarantees	1,768,030	1,746,037
Maximum residual value guarantees	878,249	925,279
Mutually exclusive exposure(1)	(415,460)	(428,041)
Provisions and liabilities recorded	(54,011)	(52,713)

Off-balance sheet exposure	2,176,808	2,190,562
Estimated proceeds from performance guarantees and underlying assets	2,127,208	2,287,839

(1)	In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered and, therefore, their distinct effects have not been combined to calculate the maximum exposure.

As discussed in Note 13 of the unaudited condensed consolidated financial statements included in this prospectus supplement, as of December, 2005 and September 2006, we maintained escrow deposits in the total amount of US$249.7 million and US$269.0 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Trade-in Obligations

In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade in existing aircraft upon the purchase of a new aircraft. At September 30, 2006, three commercial aircraft were subject to trade-in options. The trade-in price is determined in the manner discussed above under “—Critical Accounting Estimates—Guarantees and Trade-in Rights” for commercial aircraft. We may be required to accept trade-ins at prices that are above the then-market price of the aircraft, which would result in a financial loss to us when we resell the aircraft. Based on our current estimates and third-party appraisals, we believe that any aircraft accepted for trade-in could be sold without any material gain or loss. For the nine months ended September 30, 2006, we were not required to accept any aircraft as trade-in.

Financial and Residual Value Guarantees

We have guaranteed the financial performance of a portion of the financing for, and the residual value of, some of our aircraft that have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2,190.6 million as of September 30, 2006.

At September 30, 2006, we had US$269.0 million deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold. If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of September 30, 2006) and from other offsetting collections, such as cash deposits, would be US$2,287.8 million. The deposited amounts will be released when the financing contracts mature (from 2012 to 2019) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us. In order to earn a better interest rate on such guarantee deposits, at September 30, 2006, we had invested part of the US$269.0 million deposited in escrow accounts in fourteen-year structured notes in a total amount of US$132.4 million with the depositary bank, which generated interest in the amount of US$5.7 million during the first nine months of 2006 that was added to the principal amount and recognized in our consolidated statements of income. This yield enhancement was obtained through a credit default swap (CDS) transaction which provides to the note holder the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of, and/or moratorium on, the obligations above a specified threshold. See Note 13 to our unaudited condensed consolidated financial statements included in this prospectus supplement.

Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of the original sale price. Most of our residual value guarantees are subject to a cap and, therefore, in average our residual value guarantee exposure is limited to 21.0% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

We continually re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

Product Warranty Commitments

For information on our product warranty commitments see Note 13 to our unaudited condensed consolidated financial statements included in this prospectus supplement.

Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of September 30, 2006.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of US$)
Loans and Interest	1,956.0	985.2	608.4	281.4	81.0
Pension fund	106.8	10.0	20.0	20.0	56.8
Capital lease obligations	3.5	1.8	1.6	—	—
Operating leases	12.5	2.5	3.0	1.2	5.8
Purchase obligations	822.6	822.6	—	—	—
Other long-term liabilities	1,641.8	255.2	639.2	301.7	445.7

Total	4,543.1	2,077.4	1,272.1	604.3	589.3

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “—Off-Balance Sheet Arrangements” above and in “Item 5E. Off-Balance Sheet Arrangements” in our 2005 Annual Report. See “Risk Factors—Risk Relating to Embraer—Our aircraft sales are subject to cancellation provisions and trade-in options and financial and residual value guarantees that may reduce our cash flow or require us to make significant cash disbursements in the future.”

Purchase obligations consist of trade accounts payable and insurance payables.

Other long-term liabilities include recourse and non-recourse debt in the total amount of US$428.3 million that relates to obligations of our consolidated SPEs at September 30, 2006. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “—Quantitative and Qualitative Disclosures about Market Risk” below.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, primarily related to potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on forecast of future cash flows, the funding of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. We may also use derivative financial instruments to mitigate these effects of interest rate fluctuations and to reduce our exposure to exchange rate risk. The following sections address the significant market risks associated with our financial activities.

Interest Rate Risk

Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary liabilities, principally our short- and long-term debt obligations. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.

Our short- and long-term debt obligations totaled US$1,599.8 million at September 30, 2006 and were denominated in U.S. dollars, Brazilian reais, Japanese yen and Euros. Of the total amount of U.S. dollar-denominated debt of US$1,136.0 million, approximately US$547.7 million was fixed rate. The remaining floating rate U.S. dollar-denominated debt was indexed to the six-month LIBOR. Of the US$404.2 million of our Brazilian reais-denominated debt at September 30, 2006, US$397.9 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil. The TJLP was 7.5% per annum at September 30, 2006. We also maintain subsidiary lines of credit in the amount of US$6.3 million which bear interest at a variable rate based on 115.0% of CDI, the interbank deposit rate in Brazil. The US$31.7 million of Japanese yen-denominated debt bears a floating rate indexed to the Japanese interbank deposit rate, or JIBOR. In addition, all of our Euro-denominated debt, totaling US$27.9 million was fixed rate.

The table below provides information about our short- and long-term debt obligations as of September 30, 2006, that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted average interest rate 2006	Total outstanding amount	Outstanding amount by year of maturity
			2006	2007	2008	2009	2010	2011	Thereafter	Total fair value
	(in thousands of US$, except percentages)
Short Term Debt
U.S. dollars (LIBOR indexed)	7.67%	114,902	38,413	76,490	—	—	—	—	—	117,913
U.S. dollars (fixed rate)	6.60%	210,760	98,267	112,492	—	—	—	—	—	209,156
Reais (TJLP indexed)	8.18%	387,029	54,763	332,267	—	—	—	—	—	504,761
Reais (CDI indexed)	20.76%	102	102	—	—	—	—	—	—	114
Euro (fixed rate)	3.70%	15,246	15,246	—	—	—	—	—	—	9,287
Yen (Jibor indexed)	1.17%	31,702	31,702	—	—	—	—	—	—	32,891
GBP (fixed rate)	6.00%	12	—	12	—	—	—	—	—	—
Total short-term debt		759,753	238,492	521,261	—	—	—	—	—	874,122

Long Term Debt
U.S. dollars (LIBOR indexed)	7.67%	473,355	—	57,615	134,669	134,426	64,976	25,555	56,114	486,976
U.S. dollars (fixed rate)	6.60%	336,959	—	9,936	143,535	58,880	53,892	40,716	30,000	337,495
Reais (TJLP indexed)	8.18%	10,878	—	1,346	5,494	1,346	1,346	1,346	—	9,402
Reais (CDI indexed)	20.76%	6,184	—	6,184	—	—	—	—	—	6,921
Euro (fixed rate)	3.70%	12,660	—	3,165	3,165	3,165	3,165	—	—	6,121

Total long-term debt		840,036	—	78,246	286,863	197,816	123,379	67,617	86,114	846,915

Total debt		1,599,789	238,492	599,507	287,836	197,816	123,379	67,617	86,114	1,721,037

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$551.9 million of our U.S. dollar floating interest rate U.S. dollar-denominated debt into U.S. dollar fixed interest rate denominated obligations. In addition, as of September 30, 2006, through such contracts, we had effectively converted US$23.4 million of our U.S. dollar fixed interest rate debt into CDI-based real denominated obligations. Through these swaps, we have also effectively converted the yen equivalent of US$31.7 million of our Japanese yen-denominated floating interest rate debt to an equivalent amount of U.S. dollar obligations with a fixed interest rate of 4.35% per annum. These swaps did not affect the maturity or amortization schedule of our existing debt.

We do not record these swaps as hedging transactions under U.S. GAAP. The swaps are recorded at fair value on our balance sheet, and we have recognized an unrealized loss of US$9.4 million as of September 30, 2006 included in interest income (expense), net. For further information about the terms of these swap transactions, including notional amount, maturity dates and fair value gains and losses, see Note 31 to our consolidated financial statements included in “Item 18. Financial Statements” of our 2005 Annual Report.

We do not currently have any derivative instruments that limit our exposure to changes in the TJLP because we believe that the relatively low volatility of the TJLP is unlikely to have a material effect on our company.

The table below provides information about our short and long-term debt obligations as of September 30, 2006, that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted average interest rate 2006	Total outstanding amount	Outstanding amount by year of maturity
			2006	2007	2008	2009	2010	2011	Thereafter	Total fair value
	(in thousands of US$, except percentages)
Short Term Debt
U.S. dollars (LIBOR indexed)	7.62%	8,247	1,167	7,080	—	—	—	—	—	8,962
U.S. dollars (fixed rate)	7.38%	335,375	163,250	172,126	—	—	—	—	—	337,775
Reais (CDI indexed)	12.97%	13,844	4,067	9,776	—	—	—	—	—	13,337
Reais (TJLP indexed)	8.18%	387,029	54,763	332,267	—	—	—	—	—	504,761
Euro (fixed rate)	3.70%	15,246	15,246	—	—	—	—	—	—	9,287
GBP (fixed)	6.00%	12	—	12	—	—	—	—	—	—
Total short-term debt		759,753	238,492	521,261	—	—	—	—	—	874,122

Long Term Debt
U.S. dollars (LIBOR indexed)	7.62%	28,099	—	15,964	8,171	3,964	—	—	—	31,248
U.S. dollars (fixed rate)	7.38%	772,590	—	47,836	264,158	189,342	118,868	66,271	86,114	783,962
Reais (CDI indexed)	12.97%	15,809	—	9,935	5,875	—	—	—	—	16,182
Reais (TJLP indexed)	8.18%	10,878	—	1,346	5,494	1,346	1,346	1,346	—	9,402
Euro (fixed rate)	3.70%	12,660	—	3,165	3,165	3,165	3,165	—	—	6,121

Total long-term debt		840,036	—	78,246	286,863	197,816	123,379	67,617	86,114	846,915

Total debt		1,599,789	238,492	599,507	286,863	197,816	123,379	67,617	86,114	1,721,037

Foreign currency risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, accounts receivable and payable, deferred income taxes, dividends payable and certain other assets and liabilities, and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized on our income statement as interest income (expense), net.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of September 30, 2006 as well as the derivative transactions outstanding at the same date:

	Outstanding amount by year of maturity						Total outstanding amount	Total fair value
	2006	2007	2008	2009	2010	Thereafter
	(in thousands of US$, except percentages)
ASSETS
Cash and cash equivalents
In reais	474,156	—	—	—	—	—	474,156	474,156
In Euro	16,511	—	—	—	—	—	16,511	16,511
In Chinese Yuan	743	—	—	—	—	—	743	743
Investments and temporary cash investments
In reais	796,160	—	—	—	—	—	796,160	796,160
Trade accounts receivable		—	—	—	—	—
In reais	55,592	—	—	—	—	—	55,592	55,592
In Euro	59,120	—	—	—	—	—	59,120	59,120
Deferred income tax assets
In reais	104,314	82,738	43,440	11,146	8,655	13,019	263,312	263,312
In Euro	11,994	—	—	—	—	—	11,994	11,994
Other assets
In reais	60,058	13,490	—	—	—	—	73,548	73,548
In Euro	11,805	17,931	—	—	—	—	29,736	29,736

Total assets in reais	1,490,280	96,228	43,440	11,146	8,655	13,019	1,662,768	1,662,768
Total assets in Euro	99,430	17,931	—	—	—	—	117,361	117,361
Total assets in Chinese Yuan	743	—	—	—	—	—	743	743

LIABILITIES
Loans
In reais	54,865	339,797	5,494	1,346	1,346	1,346	404,193	521,198
In Euro	15,246	3,165	3,165	3,165	3,165	—	27,906	15,408
In Japanese Yen	31,702	—	—	—	—	—	31,702	32,891
Accounts payable to suppliers
In reais	50,692	—	—	—	—	—	50,692	50,692
In Euro	33,832	—	—	—	—	—	33,832	33,832
Customer advances
In reais	19,932	—	—	—	—	—	19,932	19,932
Other accounts payable & accrued liabilities
In reais	139,018	466	—	—	—	—	139,484	139,484
In Euro	46,912	842	—	—	—	—	47,754	47,754
Taxes and payroll charges payable
In reais	41,811	72,352	76,381	73,923	74,799	179,826	519,092	519,092
In Euro	6,537	—	—	—	—	—	6,537	6,537
In Chinese Yuan	—	—	—	—	—	—	—	—
Accrued taxes on income		—	—	—	—	—
In reais	330	—	—	—	—	—	330	330
In Euro	4,801	—	—	—	—	—	4,801	4,801
Deferred income tax liabilities
In reais	29,708	34,629	36,557	35,381	35,800	76,372	248,447	248,447
In Euro	2,184	—	—	—	—	—	2,184	2,184
Accrued dividends
In reais	54,053	—	—	—	—	—	54,053	54,053
Contingencies
In reais	6,251	5,089	5,372	5,199	5,261	9,337	36,509	36,509
In Euro	139	166	139	35	42	35	556	556

Total liabilities in reais	396,660	452,333	123,804	115,849	117,206	266,881	1,472,733	1,589,737
Total liabilities in Euro	109,651	4,173	3,304	3,200	3,207	35	123,570	111,072
Total liabilities in Japanese Yen	31,702	—	—	—	—	—	31,702	32,891
Total liabilities in Chinese Yuan	—	—	—	—	—	—	—	—

Total exposure in reais	1,093,620	(356,105)	(80,364)	(104,703)	(108,551)	(253,862)	190,035	73,031
Total exposure in Euro	(10,221)	(13,757)	(3,304)	(3,200)	(3,207)	(35)	(6,209)	(6,289)
Total exposure in Japanese Yen	(31,702)	—	—	—	—	—	(31,702)	(32,891)
Total exposure in Chinese Yuan	743	—	—	—	—	—	743	743

	Outstanding amount by year of maturity						Total outstanding amount	Total fair value
	2006	2007	2008	2009	2010	Thereafter
	(in thousands of US$, except percentages)

DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (US$ Floating v. US$ Fixed)
Notional amount	154,555	135,863	142,460	134,426	73,471	56,114	683,508	8,370
Average interest paid in US$							8.09%
Average interest received in US$							Libor + 2.87%
Cross-currency interest rate swap contracts (US$ v. R$)
Notional amount	6,814	16,646	4,788	—	—	—	24,865	(15,436)
Average interest paid in reais							58.66% CDI
Average interest received in US$							5.56%
Cross-currency interest rate swap contracts (Yen v. US$)
Notional amount	34,719	—	—	—	—	—	33,541	(2,351)
Average interest paid in US$							4.31%
Average interest received in JPY							Jibor + 1.05%

Net exposure of assets/ liabilities
—In reais	1,086,806	(372,751)	(85,152)	(104,703)	(108,551)	(253,862)	165,170
—In Euro	(10,221)	(13,758)	(3,304)	(3,200)	(3,207)	(35)	(6,209)
—In Japanese Yen	(3,017)	—	—	—	—	—	(1,839)
—In CNY	743	—	—	—	—	—	743

MARKET INFORMATION

Common Share and ADS Trading

The ADSs are listed on the NYSE under the symbol “ERJ.” In addition, our common shares are traded on the São Paulo Stock Exchange under the symbol “EMBR3.” Each ADS represents four common shares.

The reported high and low closing sale prices in U.S. dollars for the ADSs on the NYSE for the periods indicated are set forth in the following table. Trading prices for the ADSs until June 2, 2006 are for the former Embraer ADSs, each of which represented four preferred shares of former Embraer. The ADSs began trading on the NYSE on June 5, 2006.

	Price in U.S. dollars per ADS
	High	Low
2002:
Year-end	21.16	11.56

2003:
Year-end	32.74	8.35

2004:
Year-end	34.00	21.63

2005:
First quarter	33.48	28.50
Second quarter	32.68	27.64
Third quarter	38.06	30.54
Fourth quarter	40.77	35.33
Year-end	40.77	27.64

2006:
First quarter	40.67	36.18
Second quarter	38.33	31.41
Third quarter	41.30	33.14
Fourth quarter	43.31	39.42
Year-end	43.31	31.41

Month ended:
July 31, 2006	36.38	33.14
August 31, 2006	38.16	33.27
September 30, 2006	41.30	39.03
October 31, 2006	43.31	39.42
November 30, 2006	42.69	40.32
December 31, 2006	43.27	40.27
January 31 2007 (through January 22)	41.13	39.01

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for the former Embraer preferred shares on the São Paulo Stock Exchange. The former Embraer preferred shares were cancelled on June 5, 2006, date on which the Embraer common shares began trading on the São Paulo Stock Exchange.

	Price in reais per preferred share
	High	Low
2002:
Year-end	13.88	9.60

2003:
Year-end	24.20	7.53

2004:
Year-end	24.89	16.51

2005:
First quarter	22.72	19.31
Second quarter	20.36	17.56
Third quarter	22.06	18.27
Fourth quarter	23.59	20.00
Year-end	23.59	17.56

2006:
First quarter	23.68	19.86
Second quarter (through June 2)	20.50	18.55

The table below set forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for the common shares on the São Paulo Stock Exchange. Trading prices for the common shares until June 2, 2006 are for the former Embraer common shares. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Price in reais per common share
	High	Low
2002:
Year-end	12.43	8.67

2003:
Year-end	17.64	6.30

2004:
Year-end	18.55	11.59

2005:
First quarter	17.06	13.73
Second quarter	15.36	12.96
Third quarter	16.09	13.72
Fourth quarter	18.04	14.53
Year-end	15.36	12.96

2006:
First quarter	22.49	17.10
Second quarter	20.17	18.05
Third quarter	22.26	17.88
Fourth quarter	23.40	21.22
Year-end	23.40	17.10

Month ended:
July 31, 2006	19.85	17.88
August 31, 2006	20.56	18.02
September 30, 2006	22.26	20.76
October 31, 2006	23.02	21.22
November 30, 2006	22.98	21.63
December 31, 2006	23.40	21.55
January 31 2007 (through January 22)	21.94	20.86

On January 16, 2007, we had 22,240 holders, either directly or through ADSs, of common shares. On January 16, 2007, an aggregate of 315,872,748 common shares were held, either directly or through ADSs, by 166 record holders, including DTC, in the United States.

On January 22, 2007, the closing sale price for our common shares on the São Paulo Stock Exchange was R$21.76, which is equivalent to US$40.77 per ADS based upon the selling rate reported by the Central Bank on that date. On the same date, the closing sale price for our ADSs on the NYSE was US$40.74. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank, N.A. serves as depositary under that agreement.

PRINCIPAL AND SELLING SHAREHOLDERS

On January 19, 2007, we had outstanding 739,903,914 common shares, without par value, including one special class of common share known as the “golden share,” held by the Brazilian Government. We did not have any treasury shares.

Principal Shareholders

The table below sets forth ownership information for each of our shareholders that beneficially owns 5% or more of our share capital, the selling shareholders, the Brazilian government and our directors, officers and members of our fiscal council as a group, on January 19, 2007, including 3,426,043 common shares underlying options exercisable until May 30, 2008:

	Common shares
	Prior to the offering		As of closing of the offering(1)
Shareholders	Shares	(%)	Shares	(%)
PREVI(2)(*)	121,274,001	16.3	105,455,653	14.2
SISTEL(3)(*)	54,237,297	7.3	26,737,297	3.6
Bozano(4)	79,326,709	10.7	79,326,709	10.7
BNDESPAR(5)(*)	46,712,579	6.3	38,625,622	5.2
EADS(6)(*)	15,697,318	2.1	2,047,476	0.3
Dassault Aviation(6)(*)	15,697,318	2.1	7,848,659	1.1
Safran(6)	8,310,342	1.1	8,310,342	1.1
Brazilian government(7)	2,349,911	0.3	2,349,911	0.3
Directors and Officers(8)	3,903,386	0.5	3,903,386	0.5

(1)	As adjusted for the sale of common shares, including in the form of ADSs, in this global offering, assuming no exercise of the over-allotment option.
(2)	Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI. See “—Selling Shareholders.”
(3)	Fundação SISTEL de Seguridade Social. See “—Selling Shareholders.”
(4)	The shares belonging to the Bozano Group belong to both Cia. Bozano and Bozano Holding Ltd. 18,786,588 of the shares belonging to Cia. Bozano have been pledged to Banco Santander Central Hispano, S.A. in connection with the acquisition of substantially all of Banco Meridional S.A.’s capital stock from Cia. Bozano.
(5)	BNDES Participações S.A.—BNDESPAR. See “—Selling Shareholders.”
(6)	European Aeronautic Defence and Space Company EADS France, Dassault Aviation S.A., and Safran Group do not share any voting rights or powers in our shareholders’ meetings. See “—Selling Shareholders.”
(7)	The Brazilian government (União Federal) also holds the “golden share.” See “Description of Capital Stock—Golden Share” in the accompanying prospectus.
(8)	Includes 1,629,470 shares underlying options exercisable until May 30, 2008.
(*)	Selling shareholders

Changes in Ownership

Except for alterations relating to the corporate restructuring, there has not been any significant change in the percentage of shares owned by any of the principal shareholders since January 1, 2004. See “Description of Capital Stock” in the accompanying prospectus.

On December 31, 2006, we had 22,240 shareholders.

Selling Shareholders

The selling shareholders are Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação SISTEL de Seguridade Social, BNDES Participações S.A.—BNDESPAR, European Aeronautic Defence and Space Company EADS France and Dassault Aviation S.A.

Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI

Banco do Brasil Employee Pension Fund, or PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A., which is controlled by the Brazilian government. PREVI is the largest private social security entity in Brazil. At January 19, 2007, PREVI owned 16.3% of our total shares. PREVI intends to sell in the international and Brazilian offerings 15,818,348 common shares for its own account. The principal executive offices of PREVI are located at Praia do Botafogo, 501, 4th floor, 22250-040 Rio de Janeiro, R.J., Brazil.

Fundação SISTEL de Seguridade Social

SISTEL Social Security Foundation, or SISTEL, was founded in 1977 the Telebrás System Pension Fund, which prior to its recent privatization, consisted of the Brazilian government-owned telecommunications companies. SISTEL is the second–largest private social security entity in Brazil. At January 19, 2007, SISTEL owned 7.3% of our total shares. SISTEL intends to sell in the international and Brazilian offerings 27,500,000 common shares for its own account. The principal executive offices of SISTEL are located at SEP Sul 702/902, Ed. General Alencastro, 70390-025 Brasília, D.F., Brazil.

BNDES Participações S.A.—BNDESPAR

BNDES Participações S.A.—BNDESPAR, or BNDESPAR, a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social—BNDES, the government-owned national development bank of Brazil, is one of Brazil’s principal sources of equity investment in private sector enterprises. BNDESPAR primarily makes temporary, minority investments in Brazilian companies. At January 19, 2007, BNDESPAR owned 6.3% of our total shares. BNDESPAR intends to sell in the international and Brazilian offerings 8,086,957 common shares for its own account. The principal executive offices of BNDESPAR are located at Av. República do Chile, 100, 20031-917 Rio de Janeiro, R.J., Brazil.

European Aeronautic Defence and Space Company EADS France

European Aeronautic Defence and Space Company EADS France is a wholly owned subsidiary of European Aeronautic Defence and Space Company EADS N.V., a global leader in aerospace, defence and related services. European Aeronautic Defence and Space Company EADS N.V. emerged in 2000 from the link-up of the German DaimlerChrysler Aerospace AG, the French Aerospatiale Matra and CASA of Spain. At January 19, 2007, European Aeronautic Defence and Space Company EADS France owned 2.1% of our total shares. European Aeronautic Defence and Space Company EADS France intends to sell in the international and Brazilian offerings 13,649,842 common shares for its own account. The principal executive offices of European Aeronautic Defence and Space Company EADS France are located at 37, boulevard de Montmorency, 75016 Paris, France.

Dassault Aviation

Dassault Aviation, founded in 1936, is one of the major players in the global civil and military aviation industry. Dassault designs, manufactures and sells business jets (the Falcon family) and combat aircraft (Rafale). Dassault is a French group 50.21% (as of December 31, 2005) held by private Groupe Industriel Marcel Dassault, which in turn is owned by the Dassault family. The company is listed on the French stockmarket. At January 19, 2007, Dassault owned 2.1% of our total shares. Dassault intends to sell in the international and Brazilian offerings 7,848,659 common shares for its own account. The headquarters of Dassault Aviation are located at 9, Rond-Point des Champs

Elysées - Marcel Dassault 75008 Paris, France.

TAXATION

The following discussion, subject to the limitations set forth below, describes material Brazilian and United States tax considerations relating to the ownership of our common shares or ADSs. This discussion does not purport to be a complete analysis of all tax considerations in those countries and does not address tax treatment of shareholders under the laws of other countries. Shareholders who are resident in countries other than Brazil and the United States, along with shareholders that are resident in those two countries, are urged to consult with their own tax advisors as to which countries’ tax laws could be relevant to them. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this prospectus supplement, which are subject to change, possibly with retroactive effect, and to differing interpretations.

There is no income tax treaty between Brazil and the United States. Although the tax authorities of the two countries have in the past had discussions that may culminate in such a treaty, no assurance can be given, however, as to if or when a treaty will enter into force or how it would affect the U.S. Holders (as defined below) of common shares or ADSs.

Material Brazilian Tax Consequences

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident holder”). This discussion is based on Brazilian law as currently in effect. Any change in that law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. Nevertheless, please note that Brazil has not entered into any tax treaty with the United States. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil. The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of common shares or ADSs. Prospective purchasers of common shares or ADSs are advised to consult their own tax advisors with respect to an investment in our common shares or ADSs in light of their particular investment circumstances.

Income Tax

Dividends. Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident holder of common shares or ADSs, are currently not subject to withholding income tax in Brazil, as far as such amounts are related to profits generated after January 1, 1996. Dividends and stock dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

As a result of the tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from withholding income tax. Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of such stock dividends. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax of 15% to 25%, depending on the year the profits were generated.

Interest on Shareholders’ Equity. Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

•	50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payments of interest to a Non-Resident holder may be deducted for Brazilian tax purposes as far as the limits described above are observed. Such payments are subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident holder is domiciled in a tax haven – that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Resident”). These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Gains

According to Law No. 10,833, the disposition or sale of assets located in Brazil by a Non-Resident holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to capital gain taxes in Brazil.

With respect to the disposition of the common shares, as they are assets located in Brazil, the Non-Resident holder may be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposition is conducted in Brazil or with a Brazilian resident.

With respect to the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Resident holder on the disposition of ADSs to another Non-Resident holder are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident holder on the disposition of ADSs to another Non-Resident holder. As a result, gains on a disposition of ADSs by a Non-Resident holder to Brazilian residents, or even to Non-Resident holders, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to a disposition of common shares.

As a general rule, gains realized as a result of a disposition or sale transaction of common shares or ADSs are the positive difference between the amount realized on the sale or exchange of the security and its acquisition cost.

Under Brazilian law, income tax rules on such gains can vary, depending on the domicile of the Non-Resident holder, the type of registration of the investment by the Non-Resident holder with the Central Bank and how the disposition is carried out, as described below.

Capital gains assessed by Non-Resident holders on a disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•	exempt from income tax when assessed by a Non-Resident holder that (1) has registered its investment in Brazil with the Central Bank under rules of Resolution No. 2,689/01 (“2,689 Holder”) and (2) is not a Tax Haven Resident; or

•	subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a Non-Resident holder that is not a 2,689 Holder, or is a Tax Haven Resident. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

Any other gains assessed on a disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, except for Tax Haven Resident which, in this case, are subject to income tax at the rate of 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of common shares or ADSs or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident holder and the acquisition cost of the common shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax. Gains realized by a Non-Resident holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of common shares.

As a Non-Resident holder of ADSs, you may cancel your ADSs and exchange them for common shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank.

The deposit of common shares by Non-Resident holders in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. The difference between the acquisition cost and the average price of the common shares will be considered to be a capital gain subject to income tax at a rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident holder that is a 2,689 Holder and is not a Tax Haven Resident.

There can be no assurance that the current favorable treatment of 2,689 Holders will continue in the future.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance is permitted to increase the rate at any time up to 25% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

Tax on Transactions Involving Bonds and Securities. Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds Tax,” due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

Temporary Contribution on Financial Transactions

As a general rule, transactions carried out in Brazil that result in the transfer of reais from an account maintained with a Brazilian financial institution are subject to the Temporary Contribution on Financial Transactions, or “CPMF tax,” at the rate of 0.38%. Therefore, transactions carried out by the depositary or by a holder of common shares which involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF tax.

Currently, funds transferred for the acquisition of shares on the Brazilian stock exchange and the remittance abroad of the proceeds earned from the disposition of shares in Brazil are exempt from the CPMF tax. In addition, according to Law No. 11,312, the CPMF tax rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering whenever (i) the public offering is registered with the CVM and (ii) the issuer is listed on a Brazilian stock exchange.

The CPMF tax will be in effect until December 31, 2007. However, it may be extended. When applicable, the CPMF tax must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the relevant financial transaction.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by a Non-Resident holder to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Resident holder of common shares or ADSs.

Material U.S. Federal Income Tax Consequences

The following discussion, subject to the limitations and conditions set forth herein, describes the material U.S. federal income tax considerations to U.S. Holders (as defined below) in owning and disposing of our common shares and ADSs. The discussion is only applicable to U.S. Holders that hold our common shares or ADSs as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder subject to special treatment under U.S. federal income tax law (including, but not limited to, banks, tax-exempt organizations, insurance companies and dealers in securities or foreign currency, partnerships or other pass-through entities, holders who have a functional currency other than the U.S. dollar, holders that hold our common shares or ADSs as part of a hedge, straddle or conversion transaction, holders that own directly, indirectly, or constructively, 10% or more of the total combined voting power of our stock and holders who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation).

In addition, except as otherwise specifically provided above, there is no discussion of state, local, or non-U.S. tax consequences of the ownership of our common shares or ADSs. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service, or the IRS and judicial decisions as of the date hereof. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

Shareholders are urged to consult their own independent tax advisors concerning the U.S. federal income tax consequences of the ownership of our common shares and ADSs in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares or ADSs representing our common shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding such common shares or ADSs is urged to consult its tax advisors regarding the consequences of the ownership of our common shares or ADSs.

In general, for U.S. federal income tax purposes, a U.S. Holder who is a beneficial owner of an ADS will be treated as the owner of our underlying common shares that are represented by such ADS. Deposits or withdrawals of underlying shares by U.S. Holders for ADSs will not be subject to U.S. federal income tax.

Distributions on our Common Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distributions (including distributions of interest on shareholders’ equity) paid to U.S. Holders with respect to our common shares or ADSs (including Brazilian withholding taxes imposed on such distributions) will be treated as a dividend under Section 301 of the Code, to the extent paid out of our current or accumulated earnings and profits and those of former Embraer as determined under U.S. federal income tax principles. Such a dividend will be includable in the gross income of a U.S. Holder as ordinary income on the date received by the U.S. Holder. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the our common shares or ADSs, and thereafter as capital gain.

As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes under Section 316 of the Code.

Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss for U.S. federal income tax purposes.

Pursuant to Section 901 of the Code, a U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including those discussed in Section 904 of the Code), to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on our common shares or ADSs. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Brazilian withholding taxes (in accordance with Sections 164 and 275 of the Code). Dividends received with respect to our common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes, subject to various classifications and other limitations. The rules relating to computing foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on our common shares or ADSs.

Distributions of our additional common shares to U.S. Holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2011 with respect to our common shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on our common shares or ADSs will be treated as qualified dividend income if (i) our common shares or ADSs are readily tradable on an established securities market in the United States and (ii) neither we nor former Embraer were in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company or PFIC. Under current guidance issued by the IRS, our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE, but no assurances can be given that our ADSs will be or remain readily tradable under future guidance. In the case of our common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding our common shares directly and not through an ADS are urged to consult their own tax advisors.

Based on our audited, interim, and projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its current and future income, and relevant market and shareholder data, we do not anticipate that we will become a PFIC with respect to our 2007 taxable year. However, because this determination is based on the nature of our income and assets from time to time, involves the application of complex tax rules, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a

PFIC for the current or any future tax year. The potential application of the PFIC rules is further discussed below.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. U.S. Holders of our common shares and ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Sale, Exchange or Other Taxable Disposition of our Common Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules” for U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our common shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis (determined in United States dollars) in our common shares or ADSs. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if such holders of our common shares or ADSs have a holding period of more than one year. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

Any gain or loss recognized by a U.S. Holder from the sale, exchange or taxable disposition of our common shares or ADSs generally will be gain or loss from U.S. sources for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax or capital gains tax is imposed pursuant to a sale of our common shares or ADSs, U.S. Holders who do not have significant foreign source income might not be able to derive effective U.S. foreign tax credit benefit in respect of such Brazilian withholding tax or capital gains tax. The rules relating to foreign tax credits, including the amount of foreign income taxes that may be claimed as a credit in any given year, are complex and subject to limitations. You are urged to consult your own tax advisor regarding the application of the foreign tax credit rules to your particular circumstances.

Passive Foreign Investment Company Rules

If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. Holder may be subject to increased tax liability upon the sale of its stock, or upon the receipt of certain dividends, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code. In addition, as discussed above, a U.S. Holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on our operations, projections and business plans and the other items discussed above, we do not expect to become a PFIC for our 2007 taxable year.

Any U.S. Holder who owns our common shares or ADSs during any taxable year that we are a PFIC would be required to file IRS Form 8621. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the common shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

Information Reporting and Backup Withholding

In general, payments of dividends on our common shares or ADSs, and payments of the proceeds of sale, exchange or other disposition of our common shares or ADSs, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder may be subject to information reporting and backup withholding at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is timely provided to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in the international underwriting agreement dated the date of this prospectus supplement, the selling shareholders are offering the common shares and ADSs described in this prospectus supplement and accompanying prospectus through the international underwriters named below, for whom J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, in the United States and other countries outside Brazil. These common shares are being offered directly or in the form of ADSs. The offering of ADSs is being underwritten by the international underwriters. In the case of the common shares, the international underwriters are acting as placement agents on behalf of the Brazilian underwriters named on the following page. The common shares purchased by investors outside Brazil will be settled in Brazil and paid for in reais, and the offering of these common shares is being underwritten by the Brazilian underwriters.

Subject to the terms and conditions of the international underwriting agreement, the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC

Total

J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunners for the international offering.

The international underwriters are committed to purchase all the ADSs offered if they purchase any ADS, other than those ADSs covered by the international underwriters’ over-allotment option described below. The international underwriting agreement provides that, if an international underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The international underwriting agreement also provides that the obligations of the international underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors. We and the selling shareholders have entered into an underwriting agreement with a syndicate of Brazilian underwriters providing for the concurrent offering of              common shares in Brazil. The international and the Brazilian offerings are conditioned on the closing of each other.

The international and Brazilian underwriters have entered into an intersyndicate agreement which governs specified matters relating to the global offering. Under this agreement, each international underwriter has agreed that, as part of its distribution of ADSs and subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or distribute any prospectus or prospectus supplement relating to the ADSs to any person in Brazil or to any other dealer who does not so agree. Each Brazilian underwriter similarly has agreed that, as part of its distribution of common shares and subject to permitted exceptions, it has not offered or sold, and will not offer to sell, directly or indirectly, any common shares or distribute any prospectus or prospectus supplement relating to the common shares to any person outside Brazil or to any other dealer who does not so agree. These limitations do not apply to stabilization transactions or to transactions between the Brazilian and international underwriters, who have agreed that they may sell ADSs or common shares, as the case may be, between their respective underwriting syndicates. The number of ADSs or common shares, as the case may be, actually allocated to each offering may differ from the amount offered due to reallocation between the international and Brazilian offerings.

Pursuant to the terms of the international underwriting agreement and the intersyndicate agreement, the international underwriters are acting as placement agents on behalf of the Brazilian underwriters identified below with respect to the offering of common shares sold to investors located outside Brazil. The Brazilian underwriters will sell common shares to investors located inside Brazil and U.S. and other international investors that are authorized to invest in Brazilian securities under the requirements established by the CMN and the CVM. The Brazilian underwriting agreement provides that, if any of the shares covered by such agreement are not placed, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions. Subject to the terms and conditions of the Brazilian underwriting agreement, each of the Brazilian underwriters has severally agreed to place the number of common shares listed next to its name in the following table:

Name	Number of shares
Banco J.P. Morgan S.A.
Banco Merrill Lynch de Investimentos S.A.

Total

Banco J.P. Morgan S.A. and Banco Merrill Lynch de Investimentos S.A. are acting as joint bookrunners for the Brazilian offering. In addition, Banco UBS Pactual S.A. and BB Banco de Investimentos S.A. will act as co-managers in connection with the placement of common shares in Brazil. All placements of common shares or ADSs in the United States will be made by U.S. registered broker-dealers. Any common shares placed in the United States by Banco UBS Pactual S.A. will be placed by its U.S. registered broker-dealer UBS Securities LLC. BB Banco de Investimentos S.A. is not registered to act as a broker-dealer in the United States in connection with the international offering, and to the extent it intends to effect any placement of common shares or ADSs in the United States, it may do so only through one or more duly U.S. registered broker-dealers in accordance with the NASD rules.

The selling shareholders have granted to the international underwriters a 30-day option to purchase up to 10,935,570 additional common shares in the form of ADSs, minus the number of common shares sold by the selling shareholders pursuant to the Brazilian underwriters’ over-allotment option referred to below, at the initial public offering price, less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments. The selling shareholders have also granted Banco Merrill Lynch de Investimentos S.A. a 30-day option, to be exercised with the consent of Banco J.P. Morgan S.A., to purchase a maximum of 10,935,570 common shares, minus the number of common shares in the form of ADSs sold by the selling shareholders pursuant to the international underwriters’ over-allotment option, to cover over-allotments of common shares, if any.

The underwriters propose to offer our common shares and the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of R$             per common share and US$             per ADS. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to R$             per common share and US$             per ADS from the initial public offering price. After the initial public offering, the offering price and other selling terms may be changed by the underwriters.

The underwriting discounts and commissions in connection with the offering of ADSs are equal to the public offering price per ADSs less the amount paid by the international underwriters to the selling shareholders per ADS. The underwriting discounts and commissions in connection with the offering of ADSs are US$             per ADS. The underwriting discounts and commissions in connection with the offering of ADSs represent         % of the aggregate gross proceeds of the ADSs offered. In addition, the underwriting discounts and commissions in connection with the offering of ADSs may be subject to applicable Brazilian withholding taxes that will be borne by the international underwriters.

The following table summarizes per ADS and total underwriting discounts and commissions to be paid to the international underwriters by the selling shareholders in connection with the international offering:

	Without over-allotment exercise	With full over-allotment exercise
Per ADS	US$	US$
Total	US$	US$

We estimate that our total expenses for the global offering will be approximately US$1.9 million. A significant portion of these estimated expenses is expected to be paid by the underwriters. A prospectus supplement and the accompanying prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to the international underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the international underwriters to securities dealers who resell shares to online brokerage account holders.

We, the selling shareholders and our directors and executive officers have agreed with the international underwriters prior to the commencement of this offering that we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of the representatives, among other things:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our share capital, including in the form of ADSs, or any securities convertible into or exercisable or exchangeable for any shares of our share capital, including in the form of ADSs; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our share capital, including in the form of ADSs,

whether any such transaction described in the bullet points above is to be settled by delivery of any shares of our share capital, including in the form of ADSs, or such other securities, in cash or otherwise. In addition, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The restrictions described in the prior paragraph do not apply to:

•	the sales of common shares or ADSs to the international underwriters or the Brazilian underwriters;

•	the issuance by us of (A) options pursuant to existing management and/or employee option plans of which the underwriters have been advised in writing prior to the date of this prospectus supplement and (B) common shares upon the exercise of an option issued pursuant to such management and/or employee option plan or any other option, warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

•	any transfer (other than by us) of shares of our share capital as bona fide gifts, provided that prior to any such transfer the recipient agrees in writing with the international underwriters to be bound by the restrictions described in the prior paragraph;

•	dispositions (other than by us) of shares of our share capital to any trust for the direct or indirect benefit of such transferor and/or, if applicable, the immediate family of such transferor, provided that prior to any such transfer such trust agrees in writing with the international underwriters to be bound by the restrictions described in the prior paragraph; and

•	and transfer (other than by us) to any of such transferor’s affiliates (as such term is defined in Rule 405 under Securities Act), provided that prior to any such transfer the recipient agrees in writing with the international underwriters to be bound by the restrictions described in the prior paragraph.

The representatives have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the 90-day lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions, and any waiver is at the discretion of the representatives.

There are no specific criteria for the waiver of lock-up restrictions, and the representatives cannot in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the facts and circumstances existing at the time. Among the factors that the representatives may consider in deciding whether to release common shares or ADSs may include the length of time before the lock-up expires, the number of common shares and ADSs involved, the reason for the requested release, market conditions, the trading price of our common shares and the ADSs, historical trading volumes of our common shares and the ADSs and whether the person seeking the release is an officer, director or affiliate of our company. The representatives will not consider its own positions in our securities, if any, in determining whether to consent to a waiver of a lock-up agreement.

We and the selling shareholders have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act.

Our common shares are listed on the São Paulo Stock Exchange under the symbol “EMBR3.” The ADSs are listed on the NYSE under the symbol “ERJ.”

In connection with the international offering, the international underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares or ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the common shares or the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, including in the form of ADSs, which involves the sale by the underwriters of a greater number of common shares than the number of common shares in the form of ADSs they are required to purchase in this offering, and purchasing common shares, including in the form of ADSs, on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the international underwriter's over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the international underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the international underwriter may purchase common shares in the form of ADSs through the over-allotment option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the common shares or the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the international underwriters create a naked short position, they will purchase common shares, including in the form of ADSs, in the open market to cover the position.

The international underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common shares or the ADSs, including the imposition of penalty bids. This means that if the international underwriters purchase common shares, including in the form of ADSs, in the open market in stabilizing transactions or to cover short sales, the international underwriters may be required repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common shares and the ADSs or preventing or retarding a decline in the market price of our common shares and the ADSs, and, as a result, the price of our common shares and the ADSs may be higher than the price that otherwise might exist in the open market. If the international underwriters commence these activities, they may discontinue them at any time. The international underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

In connection with the Brazilian offering, Banco Merrill Lynch de Investimentos S.A. acting through its brokerage house, Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários, on behalf of the Brazilian underwriters, may engage in transactions in the São Paulo Stock Exchange that stabilize, maintain or otherwise affect the price of our common shares. In addition, it may bid for, and purchase, common shares in the open market to cover syndicate short positions or stabilize the price of our common shares.

These stabilizing transactions may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. Reports on stabilization activity are required to be furnished to the CVM. Stabilization activities may be carried out for up to 30 days from the day after the date of this prospectus supplement and the accompanying prospectus. A stabilization activities agreement, in a form approved by the CVM and the São Paulo Stock Exchange, has been executed simultaneously with the execution of the Brazilian underwriting agreement.

This prospectus supplement and the accompanying prospectus do not constitute an offer of, or an invitation by or on behalf of, our company or by or on behalf of the international underwriters to subscribe for or purchase any common shares and ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus supplement and the offering of the common shares and ADSs in certain jurisdictions may be restricted by law. We, the selling shareholders and the international underwriters require persons into whose possession this prospectus supplement comes to inform themselves about, and to observe, any such restrictions.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of our common shares or the ADSs to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to our common shares and the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our common shares or the ADSs may be made to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any common shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares and ADSs to be offered so as to enable an investor to decide to purchase or subscribe the common shares or the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the international underwriters has represented and agreed that:

•	(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell our common shares or the ADSs other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the offer or sale of our common shares or the ADSs in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to our common shares and the ADSs in, from or otherwise involving the United Kingdom.

The international underwriters and their respective affiliates have provided in the past to us and our affiliates and to certain of the selling shareholders and their affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, the selling shareholders and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, affiliates of J.P. Morgan Securities Inc. are lenders under certain of our credit facilities and credit facilities of certain of the selling shareholders. In addition, from time to time, the international underwriters and their respective affiliates may effect transactions for its own account or the account of customers, and hold on behalf of themselves or its customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The address of the joint bookrunners for the international offering is J.P. Morgan Securities Inc., 277 Park Avenue, New York, N.Y. 10172 and Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, N.Y. 10080.

EXPENSES RELATING TO THE GLOBAL OFFERING

We estimate that the expenses in connection with the global offering, other than underwriting discounts, commissions and fees, will be as follows:

Expenses	Amount	Percentage of net proceeds of the global offering
	(in US$)	(%)
SEC registration fee	89,170
NYSE supplemental listing fee	51,261
Brazilian offering fees and expenses, including CVM fee	38,906
Printing and engraving expenses	150,000
Legal fees and expenses	1,031,800
Accountant fees and expenses	220,000
Miscellaneous costs and “road show” expenses	311,041

Total	1,892,178

*	Less than 0.1%.

All amounts in the table are estimated except the SEC registration fee and the CVM fee.

A significant portion of the estimated expenses included in the table is expected to be paid by the underwriters. We are only responsible for accountant related fees and certain of our “road show” expenses.

We anticipate that the total underwriting discounts, commissions and fees that the selling shareholders are required to pay will be US$             or         % of the gross proceeds of the global offering, assuming no exercise of the international and Brazilian underwriters’ over-allotment options.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal and New York law will be passed upon for us and the selling shareholders by Shearman & Sterling LLP, New York, N.Y., for European Aeronautic Defence and Space Company EADS France and Dassault Aviation S.A. by Hogan & Hartson LLP, New York, N.Y., and for the international underwriters by Simpson Thacher & Bartlett LLP, New York, N.Y. The validity of our common shares and certain legal matters with respect to Brazilian law will be passed upon for us by Dr. Flávio Rímoli, our Vice President–Legal Counsel, and for the international underwriters by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, S.P., Brazil. Certain legal matters with respect to Brazilian law will be passed upon for European Aeronautic Defence and Space Company EADS France and Dassault Aviation S.A. by Pinheiro Neto-Advogados, São Paulo, S.P., Brazil. Certain legal matters with respect to French law will be passed upon for European Aeronautic Defence and Space Company EADS France and Dassault Aviation S.A. by Hogan & Hartson MNP, Paris, France.

EXPERTS

With respect to the unaudited interim financial information for the six-month periods ended June 30, 2006 and 2005 and the nine-month periods ended September 30, 2006 and 2005 which are incorporated herein by reference, Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, has applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in our report on Form 6-K/A submitted on October 19, 2006 and our report on Form 6-K submitted on January 23, 2007, in each case, incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte Touche Tohmatsu Auditores Independentes are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of such Act.

Deloitte is a member of the Regional Accounting Council (Conselho Regional de Contabilidade). The address of Deloitte Touche Tohmatsu Auditores Independentes is Rua Alexandre Dumas, 1981, 04717-906 São Paulo, S.P., Brazil.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Embraer – Empresa Brasileira de Aeronáutica S.A.

São Paulo – SP

1.	We have reviewed the accompanying condensed consolidated financial statements of Embraer – Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of September 30, 2006, and the related condensed consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the nine-month periods ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.	We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Embraer – Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein), and our report dated June 20, 2006 expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

January 19, 2007

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. dollars—US$)

	Notes	At December 31, 2005	At September 30, 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents		1,339,159	1,230,423
Temporary cash investments	4	574,395	876,622
Trade accounts receivable, net	5	445,520	392,849
Collateralized accounts receivable		65,440	87,466
Customer and commercial financing		147,118	11,811
Inventories	6	1,477,559	1,882,287
Deferred income taxes		121,376	126,201
Guarantee deposits		269,522	313,486
Other assets		175,433	274,719

Total current assets		4,615,522	5,195,864

LONG TERM ASSETS
Trade accounts receivable	5	5,304	4,815
Collateralized accounts receivable		788,780	730,929
Customer and commercial financing		460,044	468,868
Property, plant and equipment, net		388,362	391,604
Investments		31,433	33,465
Deferred income taxes		302,304	340,460
Guarantee deposits		273,181	285,446
Other assets		67,515	44,904

Total long-term assets		2,316,923	2,300,491

TOTAL ASSETS		6,932,445	7,496,355

The accompanying notes are an integral part of these condensed consolidated financial statements.

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. dollars—US$)

	Notes	At December 31, 2005	At September 30, 2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Loans	7	475,305	759,753
Non-recourse and recourse debt		321,172	400,129
Capital lease obligations		2,753	1,809
Trade accounts payable		728,011	808,582
Advances from customers		485,958	666,685
Other payables and accrued liabilities		405,965	470,768
Taxes and payroll charges payable	8	113,360	119,585
Contingencies	9	19,826	14,784
Deferred income taxes		22,153	67,385
Accrued taxes on income		37,122	16,926
Dividends payable		42,811	54,053

Total current liabilities		2,654,436	3,380,459

LONG-TERM LIABILITIES
Loans	7	1,078,117	840,036
Non-recourse and recourse debt		498,081	428,315
Capital lease obligations		2,216	1,649
Advances from customers		97,024	151,320
Contributions from suppliers		97,852	114,514
Taxes and payroll charges payable	8	513,743	411,499
Other payables and accrued liabilities		125,006	108,812
Deferred income taxes		165,250	203,875
Contingencies	9	33,691	22,278

Total long-term liabilities		2,610,980	2,282,297

MINORITY INTEREST		46,775	53,199

SHAREHOLDERS’ EQUITY
Statutory capital—
Preferred (without par value, 1,000,000,000 shares authorized, 479,287,609 shares issued and outstanding at December 31, 2005)		882,627	—
Common (without par value, 1,000,000,000 shares authorized and 738,699,206 shares issued and outstanding as of September 30, 2006; at December 31,2005, 500,000,000 shares authorized and 242,544,447 shares issued and outstanding)		298,397	1,429,713
Special common share (R$ 1 par value, 1 share authorized, issued and outstanding at September 30, 2006 and December 31, 2005)		—	—
Additional paid-up capital		8,353	—
Legal reserve		126,711	—
Retained earnings (restricted)		305,914	351,657
Accumulated other comprehensive loss		(1,748)	(970)

Total shareholders’ equity		1,620,254	1,780,400

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,932,445	7,496,355

The accompanying notes are an integral part of these condensed consolidated financial statements.

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

(In thousands of U.S. dollars—US$, except earnings per share)

		For the nine months ended September 30,
	Notes	2005	2006

GROSS SALES
Foreign market		2,453,531	2,613,618
Domestic market		193,724	115,291
Sales deductions		(7,206)	(5,587)

NET SALES		2,640,049	2,723,322
Cost of sales and services		(1,817,226)	(1,949,843)

GROSS PROFIT		822,823	773,479

OPERATING EXPENSES
Selling expenses		(177,933)	(305,154)
Research and development		(62,095)	(76,641)
General and administrative expenses		(138,945)	(151,926)
Employee profit sharing		(35,166)	(27,184)
Other operating income (expense), net	12	(18,367)	18,899

INCOME FROM OPERATIONS		390,317	231,473

Interest income (expense), net		(25,393)	99,662
Exchange loss, net		(19,520)	(1,026)
Other non-operating income (expense), net		(725)	(151)

INCOME BEFORE INCOME TAXES		344,679	329,958
Income tax expense	11	(47,530)	(59,455)

INCOME BEFORE MINORITY INTEREST		297,149	270,503
Minority interest		(7,454)	(4,797)

NET INCOME		289,695	265,706

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment		(3,950)	4,573

COMPREHENSIVE INCOME		285,745	270,280

EARNINGS PER SHARE	10
Basic—
Common		0.38	0.36
Preferred		0.41	—

Diluted—
Common		0.37	0.36
Preferred		0.41	—

WEIGHTED AVERAGE SHARES (in thousands )
Basic—
Common		242,544	738,697
Preferred		478,219	—

Diluted—
Common		242,544	741,862
Preferred		481,746	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands of U.S. dollars—US$)

	For the nine months ended September 30,
	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	289,695	265,707
Depreciation and amortization	52,190	55,699
Deferred income and social contribution tax	2,556	40,875
Trade accounts receivable and customer and commercial financing	(213,339)	211,409
Inventories	(192,644)	(421,324)
Contribution from suppliers	(32,389)	16,662
Customer advances	65,935	235,024
Temporary cash investments	(642,156)	(297,137)
Other	223,092	(132,147)

Net cash used in operating activities	(447,060)	(25,232)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(50,387)	(70,087)
Proceeds from property, plant and equipment disposals and other	213	18,834

Net cash used in investing activities	(50,174)	(51,253)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	(777,356)	(705,679)
Proceeds from borrowings	1,126,232	718,270
Dividends and/or interest on capital paid	(146,953)	(99,314)
Proceeds from the issuance of shares	6,934	423
Payments on capital lease obligations	(2,025)	(2,856)

Net cash provided by (used in) financing activities	206,832	(89,157)

Effect of foreign exchange rate changes on cash and cash equivalents	87,317	56,909

Net decrease in cash and cash equivalents	(203,085)	(108,736)

Cash and cash equivalents, at beginning of period	963,818	1,339,159

Cash and cash equivalents, at end of period	760,733	1,230,423

The accompanying notes are an integral part of these condensed consolidated financial statements.

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

(Amount in thousands of U.S. dollars)

	Capital				Additional paid-up capital stock option	Legal reserve	Retained earnings (restricted)	Accumulated other comprehensive loss	Total
	Common		Preferred
	Shares	Amount	Shares	Amount
BALANCE AT DECEMBER 31, 2004	242,544,448	240,201	475,797,420	756,138	8,353	111,443	234,849	2,884	1,353,868

Capital increase	—	—	2,421,870	6,934	—	—	—	—	6,934

Net income	—	—	—	—	—	—	289,695	—	289,695

Legal reserve	—	—	—	172,581	—	—	(172,581)	—	—

Dividends / Interest on equity	—	—	—	—	—	—	(138,589)	—	(138,589)

Expired dividends

Currency translation adjustment	—	—	—	—	—	—	—	(3,950)	(3,950)

BALANCE AT SEPTEMBER 30, 2005	242,544,448	240,201	478,219,290	935,653	8,353	111,443	213,374	(1,066)	1,507,958

	Capital				Additional paid-up capital stock option	Legal reserve	Retained earnings (restricted)	Accumulated other comprehensive loss	Total
	Common		Preferred
	Shares	Amount	Shares	Amount
BALANCE AT DECEMBER 31, 2005	242,544,448	298,397	479,287,609	882,627	8,353	126,711	305,914	(1,748)	1,620,254
Capital increase	87,387	423	—	—	—	—	—	—	423
Restructuring of the company	16,779,763	248,266	—	—	(8,353)	(126,711)	(109,407)	(3,795)	—
Conversion preferred shares into common shares	479,287,609	882,627	(479,287,609)	(882,627)	—	—	—	—	—
Net income			—	—	—	—	265,707	—	265,707
Dividends / Interest on equity			—	—	—	—	(110,557)	—	(110,557)
Currency translation adjustment			—	—	—	—		4,573	4,573

BALANCE AT SEPTEMBER 30, 2006	738,699,207	1,429,713	—	—	—	—	351,657	(970)	1,780,400

The accompanying notes are an integral part of these condensed consolidated financial statements.

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements of EMBRAER-Empresa Brasileira de Aeronáutica S.A. (the "Company") for the nine months ended September 30, 2006 and 2005 are based upon accounting policies and methods consistent with those used and described in the Company's annual report. In the opinion of management, such financial statements include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the first nine months of the year may not necessarily be indicative of the results to be expected for the entire year.

The unaudited condensed consolidated financial statements do not include all the disclosures required by accounting principles generally accepted in the United States of America ("US GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The financial information has been prepared in accordance with US GAAP, which differ in certain respects from accounting principles applied by the Company in its financial statements prepared in accordance with Brazilian Accounting Practices (“BR GAAP”).

A substantial portion of the Company's sales is destined for export and a substantial level of financing is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 – "Foreign Currency Translation". The Company's Board of Directors and management have historically considered that the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company's management has concluded that the functional currency is currently the U.S. dollar.

For subsidiaries whose particular functional currency is not the U.S. dollar, asset and liability accounts are translated to the Company’s reporting currency using exchange rates in effect at the balance sheet dates and income and expense items are translated using weighted average exchange rates. Resulting currency translation adjustments are reported in a separate component of shareholders’ equity, in other comprehensive income.

2.	OPERATIONS

The corporate purpose of the Company, previously Rio Han Empreendimentos e Participações S.A. (see below), is the development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems and technical activities related to the production and maintenance of aerospace material.

At the Extraordinary General Meeting of the shareholders held on March 31, 2006, shareholders approved the proposal for corporate restructuring of the Company presented by the Board of Directors on January 19, 2006, resulting in the merger of the former Embraer into its Parent Company, Rio Han

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

Empreendimentos e Participações S.A. The Parent Company, which had no operations up to the date of the merger, adopted the corporate name of Embraer—Empresa Brasileira de Aeronáutica S.A.

As established in the merger protocol, the equity variations of the former Embraer from September 30, 2005 (base date for the merger) to December 31, 2005 were recorded by the Company directly in retained earnings. The Company recorded the equity variations from January 1 to March 31, 2006 in results of operations. The September 30, 2006 Financial Statements are being compared to those of former Embraer.

The objective of this restructuring was to provide improved access to the Capital Markets, aimed at sustaining the growth of Embraer’s businesses. This restructuring permitted the Company’s registration in a special listing segment of the São Paulo Stock Exchange (BOVESPA), called the New Market (“Novo Mercado”). Furthermore, the Company no longer has a defined controlling group, and the capital now comprises only common stock, assuring voting rights for all the shareholders. The notice of relevant fact providing details of this transaction was published on January 20, 2006.

3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS—NOT YET ADOPTED

In September 2006, the FASB issued SFAS 158 – “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement requires an employer to recognize the overfunded or underfunded status of single-employer defined benefit pension and other post-retirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur in other comprehensive income. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The statement is required to be adopted by the Company on its financial statements for the year ending December 31, 2006 and its adoption will not materially affect the Company’s financial position and results of operations.

In September 2006, the FASB issued SFAS 157 – “Fair Value Measures” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company does not expect that this will have any significant impact on the accounting it currently follows for measuring fair value and is currently evaluating the expanded disclosure requirements about fair value measurements.

In June 2006, the FASB issued FIN 48 – “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 – “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that is reflected in measuring current and deferred tax assets. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier adoption is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. Management is currently evaluating the potential impact of this interpretation on the Company’s financial statements.

In February 2006, the FASB issued SFAS No. 155 – “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133 – “Accounting for Derivative Instruments and Hedging Activities” and No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 – “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, and in general terms:

(a)	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

(c)	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d)	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

(e)	Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued by the Company as from January 1, 2007 and its adoption is not expected to materially affect the Company’s financial position and results of operations

4.	TEMPORARY CASH INVESTMENTS

At September 30, 2006 and December 31, 2005, the Company held investments in private investment funds primarily comprised of debentures issued by private companies and notes issued by the Brazilian federal government. The securities included in the portfolio of the private investment funds have daily liquidity and are marked-to-market on a daily basis. The Company considers these

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

investments as securities held for trading, with changes in their fair value reflected in results of operations.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees due to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

5.	TRADE ACCOUNTS RECEIVABLE

	At December 31, 2005	At September 30, 2006

Commercial Aviation	99,515	32,353
Defense and Government
– Brazilian Air Force	120,910	121,553
– Other	49,673	8,786
Customer Service and other	227,983	275,786

	498,081	438,478
Less allowance for doubtful accounts receivable	(47,257)	(40,814)

	450,824	397,664
Less – current portion	445,520	392,849

Long-term portion	5,304	4,815

The activity in the allowance for doubtful accounts for the year and nine-month periods is as follows:

	At December 31, 2005	At September 30, 2006
Beginning balance	23,497	47,257
Effect of OGMA acquisition	22,011	—
Write-offs	(360)	(14,719)
Additions	2,109	8,276

Ending balance	47,257	40,814

6.	INVENTORIES

	At December 31, 2005	At September 30, 2006

Finished goods	86,635	254,313
Work-in-process (i)	677,174	803,173
Raw materials	599,667	676,796
Inventory in transit	103,425	129,480
Advances to suppliers	10,658	18,525

	1,477,559	1,882,287

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

(i)	Including $177,182 related to 10 pre-series aircraft ($206,438 in 2005 – 12 aircraft) of the EMBRAER 170/190 family and one Legacy, which were in construction or in use under the certification campaign.

7.	LOANS

Summary

Description	Final maturity	Currency	Annual interest rate – %	At December 31, 2005	At September 30, 2006

Foreign Currency

Materials acquisition	2011	U.S. dollar	4.12 to 8.05;
			LIBOR plus 1.75 to 2.70(1)	526,224	494,727

	2006	Japanese yen	JIBOR(2) plus 1.05(2)	31,443	31,702

Export financing	2010	U.S. dollar	7.81	50,846	51,801

Advances on foreign exchange contracts	2006	U.S. dollar	Basket of Currencies +3%	96,763	3,363

Project development	2016	U.S. dollar	LIBOR plus 2.50 to 3.50	182,360	186,151

Working capital	2009	Euro	Euribor 6M plus 1.5(3)
			3.50	25.324	28,287

		GBP	3.50	—	32

	2010	U.S. dollar	3.50 to 6.03
			LIBOR plus 2.15 to 2.97	416,677	399,701

Subtotal				1,329,637	1,195,764

Local Currency

Project development	2010		TJLP plus 1.00 to 6.00(4)	13,891	15,762

Export financing	2006		TJLP plus 2.20	201,277	381,976

Working capital	2007		115% of the CDI(5)	5,775	6,287

Acquisition of property and equipment	2010		TJLP plus 3.00 to 4.35	2,842	—

Subtotal				223,785	404,025

Total debt				1,553,422	1,599,789
Less-Current portion				475,305	759,753

Long-term portion				1,078,117	840,036

(footnotes to table on next page)

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

(1)	LIBOR means London Interbank Offered Rate

(2)	JIBOR means Japanese Interbank Offered Rate

(3)	Euribor means Euro Interbank Offered Rate

(4)	The annualized TJLP (Government nominal long-term interest rate), fixed quarterly, was 8,15% at June 30, 2006 (9,75% at December 31, 2005).

(5)	CDI means Brazilian Interbank Offered Rate

The foreign currency exchange rates (expressed in units per US$1.00) related to the Company’s main debt instruments were as follows:

	At December 31, 2005	At September 30, 2006
Brazilian reais	2.3407	2.1742
Euro	1.1830	1.2683
Japanese yen	118.0205	118.115
GBP	—	1.8718

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

Maturities of long-term debt as of September 30, 2006, are as follows:

Year
2007	130,974
2008	275,563
2009	188,347
2010	201,477
2011 and thereafter	43,675

840,036

The table below provides the weighted average interest rates on loans by principal currency as of September 30, 2006 and December 31, 2005:

	At December 31, 2005	At September 30, 2006
U.S. dollars	6.53%	7,36%
Brazilian reais	12.28%	8,49%
Japanese yen	1.17%	1,17%
Euro	3.67%	3,68%
GPB	—	6,00%

From the total $1,599.8 indebtedness of the Company as of September 30th, 2006, $367,220 is collateralized. Of this collateralized amount, $133,604 relate to mortgages on real estate, $101,920 to guarantees on machinery, equipment and inventories, $60,126 are secured by bank guarantees and $71,570 are related to subsidiaries’ financings guaranteed by corporate guarantees issued by the Company.

Restrictive covenants

Loan agreements with certain financial institutions, representing $812,141 at September 30th, 2006 (2005 – 891,025), $605,756 of which were classified as long-term (2005 – $799,457), contain certain restrictive covenants, in connection with usual market practices, which require that the ratio between net debt and EBITDA ratio (earnings before interest, taxes, depreciation and amortization – measured using BR GAAP figures for all institutions except for IFC which uses US GAAP) ratio cannot be higher than 3 to 1, the debt service coverage based on the ratio between EBITDA and net financial expenses ratio must be higher than 3 to 1 and EMBRAER shareholder’s equity must be higher than R$2,3 billion. In respect of the IFC loan, the debt service coverage ratio is calculated utilizing the gross amount of financial expenses instead of net financial expense.

In addition, there are other general restrictions related to financial leverage levels, subsidiaries’ level of indebtedness, new pledges of assets, significant changes in ownership control of the Company, sale of assets, dividend payments in case of financing defaults and transactions with affiliates. Under a specific financing contract, there is also a requirement that the Company must have at least 100 firm orders of new aircraft in its backlog.

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

As of September 30, 2006, the Company was not in compliance with one of the restrictive covenants related to its financial leverage. The Company promptly obtained the waiver for this covenant and is negotiating an amendment of the covenant with the creditor.

8.	TAXES AND PAYROLL CHARGES PAYABLE

	At December 31, 2005	At September 30, 2006
Refinanced INSS / FUNRURAL (social security contribution on rural worker’s compensation)	56,415	16,239
Current taxes (other than taxes on income)	27,939	35,458
Disputed taxes and social charges(1)	542,749	479,387

	627,103	531,084
Less-current portion	113,360	119,585

Long-term portion	513,743	411,499

(1)	The Company is challenging in Court the merit and constitutionality of several taxes and has obtained writs of mandamus or injunctions to avoid payment of such taxes. Pending a final decision on such cases, the Company is recognizing as expenses the total amount of the legal obligations and interest calculated based on the SELIC (Central Bank overnight rate), which represented a nominal variation of 7.54 % for the nine month period ended September 30, 2006 (2005 – 14.12%). The principal taxes being challenged in court are as follows:

•	The Company is questioning in Court certain changes in rates and rules of the PIS (Social Contribution on Gross Revenue) and COFINS (Social Contribution on Billing) calculation, determined by Law nº 9.718/98 from January 1, 1999 (PIS and COFINS) and Law 10.637/02 from December 30, 2002 (PIS). Total amount accrued amounts to $182,502 ($178,838 as of December 31, 2005).

•	The Company is required to pay to the government a tax called SAT (Workers Compensation Insurance) at a rate of 3% of wages. In December 1998, the Company obtained a preliminary injunction to reduce the tax rate from 3% to 1%, and the difference has been accrued and amounts to $50,603 at September 30, 2006 ($45,280 as of December 31, 2005).

•	In April 1999, the Company obtained a Writ of Mandamus that authorized the offset of tax payments (INSS – social security contribution), which were made in August, September and October 1989, against future payments, due to a rate increase from 10% to 20%, which was considered unconstitutional. The amount of $25,552 was accrued as of September 30, 2006 ($21,585 as of December 31, 2005).

•	IPI (Federal VAT) – The Company is claiming the right to offset IPI credits on the acquisition of non-taxable or zero-rate raw materials against income and social contribution taxes. The amount of taxes accrued but not paid related to this claim as of September 30, 2006 was $42,299 ($147,522 as of December 31, 2005).

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

•	The Company is challenging the payment of the social contribution incurred on export sales revenues. The amount of taxes accrued but not paid related to this claim was $164,366 as of September 30, 2006 ($140,977 as of December 31, 2005).

9.	CONTINGENCIES

Based on an analysis of each claim and on consultation with its outside legal counsel, the Company has recognized provisions for probable losses arising from its legal proceedings involving tax, labor and civil matters, as shown below:

	At December 31, 2005	At September 30, 2006
Labor contingencies (1)	24,561	23,695
Tax contingencies (2)	26,682	10,853
Civil disputes	2,274	2,514

	53,517	37,062
Less-current portion	19,826	14,784

Long-term portion	33,691	22,278

(1)	The labor lawsuits relate to claims brought by unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances and retroactive salary increases and adjustments.

A lawsuit claiming a retroactive salary increase was brought by the labor union in June 1991 in the name of all employees of the Company which worked at November 1990. The objective of the claim is to make the salary increase granted by the Company in January and February 1991 retroactive to November and December 1990, through an agreement with the employees’ union. As of December 31, 2005, approximately 97% of current and former employees have agreed to settlements. Another claim relates to monetary restatements associated with the “Plano Collor” and “Plano Verão” (Brazilian economic recovery plans) on the FGTS (employee severance pay fund) penalty paid by the Company for employees dismissed between December 1988 and April 1990.

(2)	This provision relates to income tax and social contributions contingencies resulting from notices of assessment received from Brazilian Federal tax authorities, which the Company is challenging.

10.	EARNINGS PER SHARE

Up to 2005 the Company’s capital stock was comprised of preferred and common shares. Preferred shares were entitled to receive dividends 10% greater than dividends allocated to common shares. Accordingly, basic and diluted earnings per share presented below for the nine-month period ended September 30, 2005 were computed based on the two class method, considering an allocation of undistributed earnings to common an preferred shares on a 100 to 110 basis, respectively, based on the weighted average number of shares outstanding during the period to total shares (allocation

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share, allocated undistributed earnings differ for each calculation.

Basic earnings per common share was computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to common shareholders was computed by deducting distributed and undistributed net income available to preferred shareholders from net income. Basic earnings per preferred share was computed by dividing net income available to preferred shareholders by the weighted average number of preferred shares outstanding. Net income available to preferred shareholders corresponds to the sum of preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income.

In 2006, as a result of the Company’s restructuring in March 2006, the capital stock is composed of common shares only. Accordingly, all undistributed earnings are allocated to common shares.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options had been issued during the respective periods, utilizing the treasury stock method.

The computation of basic and diluted earnings per share is as follows:

	For the nine months ended September 30,
	2005			2006
	Common	Preferred	Total	Common

Basic numerator:
Actual dividends declared/paid	43,735	94,854	138,589	94,239
Basic allocated undistributed earnings(1)	47,685	103,421	151,106	171,468

Allocated net income available for common and preferred shareholders	91,420	198,275	289,695	265,707

Basic denominator:
Weighted average shares	242,544	478,219		738,697

Basic earnings per share	0.38	0.41		0.36

Diluted numerator:
Actual dividends declared/paid	43,515	95,074	138,589	94,239
Diluted allocated undistributed earnings(1)	47,445	103,661	151,106	171,468

	90,961	198,735	289,695	265,707

Allocated net income available for shareholders	90,961	198,735	289,695	265,707

Allocated diluted net income available for common and preferred shareholders	90,961	198,735	289,695	265,707

Diluted denominator:
Weighted average shares outstanding	242,544	478,219		738,697
Dilutive effects of stock options(2)	—	3,526		3,165

Diluted weighted average shares	242,544	481,746		741,862

Diluted earnings per share	0.37	0.41		0.36

(footnotes to table on next page)

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

(1)	The Company calculates earnings per share on common and preferred shares under the two-class method. Effective January 1, 1997, preferred shareholders are entitled to receive per share dividends at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, proportion of, from January 1, 1997 forward were therefore allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share purposes, allocated undistributed earnings differ for such calculations.

(2)	For purposes of computing diluted earnings per share, outstanding stock options are assumed to be converted into common and preferred shares using the treasury stock method.

11.	INCOME TAXES

Income tax expense is composed of:

	For the nine months ended September 30,
	2005	2006
Current	(44,974)	(18,580)
Deferred	(2,556)	(40,875)

Total income tax expense	(47,530)	(59,455)

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rate:

	For the nine months ended September 30,
	2005	2006
Income before taxes as reported	344,679	329,958
Combined statutory income tax rate	34%	34%

Tax expense at statutory income tax rate	117,191	112,186
Permanent differences:
Nondeductible expenses	1,513	5,453
Translation effects	(21,018)	(22,711)
Dividends paid as interest on capital	(47,362)	(32,041)
Change in valuation allowance for deferred tax assets	(2,550)	543
Reversal of tax incentives	(1,123)	—
Other	879	(3,975)

Income tax expense as reported	47,530	59,455

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

The Company’s deferred tax assets and liabilities are comprised of tax loss carryforwards and effects resulted from temporary differences as follows:

	At December 31, 2005	At September 30, 2006

Deferred tax assets on:
Tax loss carryforwards (1)	7,300	18,758

Temporary differences:
Accrual for product warranties and improvements	44,192	44,512
Accrued taxes other than taxes on income	86,596	88,243
Deferred charges, except research and development	144,591	161,868
Other accrued expenses not deductible for tax purposes	70,661	71,727
Difference in bases of property, plant and equipment	9,346	9,678
Difference in inventory basis	31,999	39,340
Post-retirement benefits accrual	1,255	1,255
Other	30,975	35,060
Valuation allowance (2)	(3,235)	(3,777)

Total deferred tax assets	423,680	466,661

Deferred tax liabilities on:
Temporary differences:
Difference in bases of property, plant and equipment	(18,175)	(24,060)
Research and development	(157,392)	(184,440)
Undistributed earnings of foreign subsidiaries	—	(41,738)
Other	(11,836)	(21,022)

Total deferred tax liabilities	(187,403)	(271,260)

Net deferred tax asset	236,277	195,401

(1)	Deferred tax assets related to tax loss carryforwards are derived from:

	At September 30,
	2005	2006
Brazilian entities	2,972	13,250
Foreign subsidiaries	4,328	5,508

Total	7,300	18,758

Tax losses originated from the Brazilian entities do not have expiration dates but their utilization is limited to 30% of annual taxable income.

(2)	The valuation allowance relates to tax loss carryforwards of certain foreign subsidiaries, which are not expected to be realized.

Management believes that the recorded valuation allowance reduces deferred tax assets to an amount that is more likely than not to be realized.

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

12.	OTHER OPERATING INCOME (EXPENSE), NET

Other non-operating income (expense), net for the nine months ended September 30, 2006 includes a gain of US$ 9,890 resulting from the sale of a Legacy 600 previously recorded as Property, Plant and Equipment since it was internally used by the Company.

13.	OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company participates in certain off-balance sheet arrangements, including guarantees, repurchase obligations, trade-in and product warranty commitments, as follows:

Guarantees

Financial guarantees are triggered if customers do not perform their obligations to service the debt during the term of certain financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, the Company usually is the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. The Company may be entitled to a fee for such remarketing services. Typically a claim under the guarantees can only be made upon surrender of the underlying asset for remarketing.

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, the Company shall bear the difference between the specific guaranteed amount and the actual fair market value. The Company’s exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet specified strict return conditions.

The following table provides quantitative data regarding the Company’s guarantees to third parties. The maximum potential payments represent the worst-case scenario, and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

Description	At December 31, 2005	At September 30, 2006
Maximum financial guarantees	1,768,030	1,746,037
Maximum residual value guarantees	878,249	925,279
Mutually exclusive exposure(1)	(415,460)	(428,041)
Provisions and liabilities recorded	(54,011)	(52,713)

Off-balance sheet exposure	2,176,808	2,190,562
Estimated proceeds from performance guarantees and underlying assets	2,127,208	2,287,839

(1)	In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

triggered, and, therefore, their distinct effects have not been combined to calculate the maximum exposure.

As of December 31, 2005 and September 30, 2006, the Company maintained escrow deposits in the total amount of $249,673 and $268,992, respectively, in favor of third parties for whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Aircraft Repurchase Options

The Company is contingently liable for repurchasing six aircrafts sold under sales contracts that provided the customer with the right to sell the aircraft back to the Company in the future, according to defined pricing mechanisms.

Aircraft Trade-In Options

In connection with the signing of a purchase contract for new aircraft, the Company may provide trade-in options to its customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase of new aircraft. As of September 30, 2006 and December 31, 2005, three commercial aircraft were subject to trade-in options. The trade-in price is based on third-party appraisals related to the forecasted fair value for each specific aircraft. We were required to accept three aircrafts for trade-in during the year ended December 31, 2005 and none during the nine months ended September 30, 2006.

Product warranties

The Company provides product warranties in conjunction with certain product sales.

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by the Company. Warranty expense related to aircraft and parts is recognized at the time of sale based on estimated amounts of warranty costs anticipated to be incurred, typically expressed as a percentage of revenue. These estimates are based on factors that include, among other things, warranty claim and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two to five years.

Product and performance provisions are included in other payables and accrued liabilities and had the following activity during the nine-month period ended September 30, 2006:

	At December 31, 2005	Additions	Reductions for payments made/reversals	At September 30, 2006
Product warranties	90,904	24,068	(20,592)	94,379
Product improvement liabilities	40,350	7,932	(8,422)	39,860

14.	SEGMENT INFORMATION

The Company’s operations are organized based on the products and services it offers. Under this organizational structure, the Company operates in the following segments: commercial aviation, defense and government, executive aviation and customer services and others.

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

The following table provides geographic information regarding net sales, segregated additionally among the above-mentioned segments. The geographic allocation is based on the location of the operator of the aircraft.

	For the nine months ended September 30,
	2005	2006

Net sales by geographic area
The Americas without Brazil-Commercial aviation	1,629,137	1,202,740
Defense and government	16,424	78,647
Executive aviation	113,764	197,451
Customer services and others	104,488	157,203

	1,863,813	1,636,041
Brazil:
Commercial aviation	—	—
Defense and government	209,825	62,748
Customer services and others	37,997	52,543

	247,822	115,291
Europe:
Commercial aviation	173,586	288,183
Defense and government	5,380	9,775
Executive aviation	41,000	92,498
Customer services and others	119,751	174,402

	339,717	564,858
Others:
Commercial aviation	110,042	334,151
Defense and government	75,137	201
Executive aviation	—	69,338
Customer services and others	3,518	3,442

	188,697	407,132

Total	2,640,049	2,723,322

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

The following table presents income statement information by operating segment:

	For the nine months ended September 30,
	2005	2006

Operating income

Net sales:
Commercial aviation	1,912,766	1,825,074
Defense and government	306,766	151,371
Executive aviation	154,764	359,287
Customer services and others	265,753	387,590

	2,640,049	2,723,322
Cost of sales and services:
Commercial aviation	(1,284,591)	(1,330,451)
Defense and government	(246,816)	(117,026)
Executive aviation	(105,440)	(239,208)
Customer services and others	(180,379)	(263,158)

	(1,817,226)	(1,949,843)
Gross profit:
Commercial aviation	628,175	494,624
Defense and government	59,950	34,345
Executive aviation	49,324	120,079
Customer services and others	85,374	124,431

	822,823	773,479
Operating expenses:
Commercial aviation	(123,646)	(356,017)
Defense and government	(52,390)	(20,437)
Executive aviation	(91,845)	(107,886)
Customer services and others	(48,007)	(24,663)
Unallocated corporate expenses	(116,618)	(33,003)

	(432,506)	(542,006)
Income from operations	390,317	231,473

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated)            (UNAUDITED)

The following tables present other information about the Company’s operating segments:

	December 31,	September 30,
	2005	2006

Property, plant and equipment, net

Commercial aviation	59,456	53,974
Defense and government	51,326	57,215
Customer services and others	17,148	53,296
Unallocated	260,432	227,119

Total	388,362	391,604

	December 31,	September 30,
	2005	2006

Trade accounts receivable, net

Commercial aviation	99,515	32,353
Defense and government	170,583	130,339
Customer services and others	180,726	234,972

Total	450,824	397,664

	December 31,	September 30,
	2005	2006

Advances from customers

Commercial aviation	440,157	402,629
Defense and government	85,562	162,697
Executive aviation	29,540	209,695
Customer services and others	27,723	43,054

Total	582,982	818,005

15.	SUBSEQUENT EVENTS

In October 2006, Embraer’s subsidiary Embraer Overseas Limited issued Guaranteed Notes due 2017 with an aggregate principal amount of US$400 million, bearing a 6.375% coupon rate, in an offering exempt from the registration with the Securities and Exchange Commission. The notes are unconditionally guaranteed by Embraer. The proceeds will be used to repay part of Embraer’s existing indebtedness and for general corporate purposes.

* * *

Prospectus

Embraer-Empresa Brasileira de Aeronáutica S.A.

This prospectus offers:

COMMON SHARES OF

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

INCLUDING COMMON SHARES IN THE FORM

AMERICAN DEPOSITARY SHARES

This prospectus relates to the sale from time to time by us or any selling shareholders of our common shares, including American Depositary Shares representing common shares, or ADSs. We will not receive any proceeds from the common shares and ADSs sold by any selling shareholder.

Our ADSs, each of which represents four common shares, are listed on The New York Stock Exchange under the symbol “ERJ.” Our common shares are listed on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) under the symbol “EMBR3.”

When securities are offered under this prospectus, we will provide you with a prospectus supplement describing the specific securities being offered, the manner in which they are being offered and the offering price of the securities. You should read this prospectus and any accompanying prospectus supplement carefully before you invest. We or any selling shareholder may sell these securities to or through underwriters, and also to other purchasers or through dealers or agents, or through any combination of those methods, on a continuous or delayed basis. The names of the underwriters will be set forth in the accompanying prospectus supplement.

Investing in these securities involves risks. See “Item 3D. Risk Factors” starting on page 13 of our Annual Report on Form 20-F for the year ended December 31, 2005, or our 2005 Annual Report, incorporated by reference herein.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 20, 2006

You should rely only on the information incorporated by reference or provided in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PROSPECTUS SUPPLEMENT

Unless the context otherwise requires, we will refer to the common shares or ADSs as the “offered securities” or “securities.” Each time offered securities are sold, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus, including information incorporated by reference herein prior to the date of such prospectus supplement. Accordingly, to the extent inconsistent, information in this prospectus, including information incorporated by reference herein prior to the date of such prospectus supplement, is superseded by the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Information Incorporated by Reference.”

The prospectus supplement to be attached to the front of this prospectus will describe the terms of the offering, including the amount and terms of offered securities, the initial public offering price, the price paid for the offered securities, net proceeds to us or a selling shareholder, the expenses of the offering, the terms of offers and sales outside of the United States, if any, our capitalization, the nature of the plan of distribution, the other specific terms related to the offering, and certain U.S. federal income tax consequences and Brazilian tax considerations applicable to the offered securities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the U.S. Securities and Exchange Commission, or the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. You may also read and copy certain documents we submit to The New York Stock Exchange at its offices at 20 Broad Street, New York, New York 10005. We maintain an Internet site at http://www.embraer.com. Information contained on our Internet site is not part of this prospectus, or any accompanying prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with or submit to the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file with or submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information.

We incorporate by reference in this prospectus the following documents: (1) our annual report on Form 20-F for the year ended December 31, 2005 filed on June 30, 2006; (2) our reports on Form 6-K submitted on March 31, 2006, August 7, 2006, October 6, 2006 and October 20, 2006; and (3) our report on Form 6-K/A submitted on October 19, 2006.

We also incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference in this prospectus, in each case, after the date hereof and prior to the completion of an offering of securities under this prospectus. This prospectus is part of a registration statement filed with the SEC.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies you should rely on the statements made in the most recent document. All information appearing in this prospectus, or any accompanying prospectus supplement, is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

Upon written or oral request, we will provide to any person, including any beneficial owner, to whom a copy of this prospectus or any accompanying prospectus supplement is delivered, at no cost to such person, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may make such a request by writing or telephoning us at the following mailing address or telephone number:

Anna Cecília Bettencourt, Head of Investor Relations

Embraer-Empresa Brasileira de Aeronáutica S.A.

Avenida Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo

Brazil

Telephone: +55-12-3927-4404

FORWARD-LOOKING INFORMATION

This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections of future events. These forward-looking statements are subject to risks, uncertainties and assumptions about our business. You should consider any forward-looking statements in light of the risks and uncertainties described in the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. See “Information Incorporated by Reference.” We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the future events described in this prospectus may not occur.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a public company incorporated under the laws of the Federative Republic of Brazil. Certain of our selling shareholders may also be organized under the laws of Brazil or another non-U.S. jurisdiction. Substantially all of our directors and officers, and the experts named herein, reside in Brazil. You may not be able, therefore, to effect service of process within the United States upon such persons with respect to matters arising under the federal securities laws of the United States.

In addition, substantially all of our assets and those of any non-U.S. selling shareholder and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us, any non-U.S. selling shareholder or our directors and officers judgments obtained in U.S. courts predicated on the civil liability provisions of the federal securities laws of the United States.

We have been advised by Dr. Flávio Rímoli, our Vice President—Legal Counsel, that judgments of non-Brazilian courts for civil liabilities predicated upon the securities laws of countries other than Brazil, including the U.S. securities law, may be enforced in Brazil subject to certain requirements as described below. A judgment against us, any Brazilian selling shareholder or any of our directors, officers, independent auditors or advisors obtained outside Brazil would be enforceable in Brazil against us or any such person without retrial or reexamination of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation, generally, will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process is made in accordance with Brazilian legislation, or after sufficient evidence of the parties’ absence has been given;

•	is not subject to appeal;

•	is for a sum certain;

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•	is not contrary to Brazilian national sovereignty, public policy or public morality.

The confirmation process may be time-consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, we cannot assure you that confirmation would be obtained, that the confirmation process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the securities laws of countries other than Brazil, including the U.S. securities laws.

We have also been advised that:

•	the ability of a judgment creditor to satisfy a judgment against us is limited by Brazilian bankruptcy, insolvency liquidation, reorganization and similar laws; and

•	civil actions may be brought before Brazilian courts based on the federal securities laws of the United States and that, subject to applicable law, Brazilian courts may enforce such liabilities in such actions against us (provided that the provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action).

A plaintiff (whether Brazilian or non-Brazilian) who resides outside Brazil during the course of litigation in Brazil must provide a note to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may ensure such payment. This note must have a value sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Court of Justice.

THE COMPANY

We are one of the leading manufacturers of commercial aircraft in the world, based on 2005 net sales of commercial aircraft, with a global customer base. Our focus is achieving customer satisfaction with a range of products addressing the commercial airline, defense and executive jet markets. We design, develop and manufacture a variety of commercial aircraft. We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have also sold aircraft to military forces in Europe, Asia and Latin America. We have developed a line of executive jets based on one of our regional jet platforms and recently launched new executive jets in the very light, light and ultra-large categories, the Phenom 100, Phenom 300 and Lineage 1000, respectively. Providing high-quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. In 2005 and for the six months ended June 30, 2006,

•	our commercial aviation business accounted for 70.6% and 68.0% of our net sales, respectively;

•	our defense and government business accounted for 11.1% and 7.6% of our net sales, respectively;

•	our executive jet business accounted for 7.3% and 9.6% of our net sales, respectively; and

•	other related businesses, which include customer services, accounted for 11.0% and 14.8% of our net sales, respectively.

For the year ended December 31, 2005 and for the six months ended June 30, 2006, we generated net sales of US$3,829.9 million and US$1,829.2 million, respectively, of which more than 90% was U.S. dollar-denominated. On June 30, 2006, we had a total firm backlog in orders of US$10.2 billion, including 298 commercial aircraft.

On March 31, 2006, our shareholders approved a reorganization of our corporate structure. The purpose of the reorganization was to, among other things, create a basis for the sustainability, growth and continuity of our businesses and activities by simplifying our capital structure and thereby improving our access to capital markets and increasing financing resources for the development of new products and expansion programs. As a result of the reorganization and merger, Embraer-Empresa Brasileira de Aeronáutica S.A., which we hereinafter refer to as “former Embraer” ceased to exist and:

•	Embraer (formerly known as Rio Han Empreendimentos e Participações S.A. and renamed Embraer-Empresa Brasileira de Aeronáutica S.A.) succeeded to all rights and obligations of former Embraer,

•	each common share of former Embraer was exchanged for one common share of Embraer,

•	each preferred share of former Embraer was exchanged for one common share of Embraer,

•	each American Depositary Share, or ADS, of former Embraer, each of which represented four preferred shares of former Embraer, was exchanged for one ADS of Embraer, each of which represents four common shares of Embraer, and

•	the golden share, a special class of common shares of former Embraer held by the Brazilian Government, was exchanged for a special class of common shares of Embraer.

Former Embraer was incorporated as a publicly held company with private participation by the Brazilian Government in 1969 and was privatized in 1994. We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial aviation, executive jet and defense and government purposes. Throughout our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense and government business to develop our commercial aviation business.

Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo, Brazil. Our telephone number is +55-12-3927-4404.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we will add the net proceeds from any sale of securities that we make under this prospectus to our general funds and will use them for general corporate purposes.

We may designate a specific allocation of the net proceeds of an offering of securities by us to a specific purpose, if any, at the time of the offering and will describe any allocation in the related prospectus supplement.

We will not receive any of the proceeds from the sale of securities by any selling shareholder.

DESCRIPTION OF CAPITAL STOCK

We are a publicly held corporation with a principal place of business and jurisdiction in the city of São José dos Campos, São Paulo, Brazil, governed mainly by our bylaws and Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. Our corporate purpose, as stated in Article 3 of our bylaws, is to (1) design, manufacture and market aircraft and aerospace materials and their respective accessories, components and equipment in accordance with the highest technology and quality standards, (2) promote and carry out technical activities related to the production and maintenance of aerospace materials, (3) contribute towards the education of technical personnel required for the aerospace industry and (4) conduct technological, industrial and commercial activities and services related to the aerospace industry. We are duly registered with the Junta Comercial do Estado de São Paulo, the Commercial Registry of the State of São Paulo, under the number NIRE 35.300.325.761 and with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, or CVM, under No. 2008-7.

At December 31, 2005, our capital stock consisted of a total of 721,832,057 outstanding shares, without par value, of which 242,544,448 were common shares, including one special class of common share known as the “golden share,” held by the Brazilian Government, and 479,287,609 were preferred shares. As a result of the merger of former Embraer with and into Embraer and the resulting share exchange, and after considering the subsequent issuance of common shares upon the exercise of stock options granted, as of September 30, 2006, our capital stock consisted of a total of 738,699,207 outstanding common shares and as of December 19, 2006, our capital stock consisted of a total of of 742,128,960 outstanding common shares, in each case, without par value, including one special class of common share known as the “golden share,” held by the Brazilian Government. Except for the changes in the voting rights of our shares and in our share capital resulting from the merger of former Embraer with and into Embraer and the resulting share exchange, as described in “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds” of our 2005 Annual Report, there has been no change in the voting rights of our shares or material changes in our share capital since January 1, 2004. At December 19, 2006, we did not have any treasury shares. Our bylaws authorize our Board of Directors to increase our capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding common shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts.

Voting Rights

Each of our common shares is generally empowered with one vote at general and special meetings of our shareholders. Pursuant to our bylaws and the São Paulo Stock Exchange listing agreement in connection with the listing of our shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights.

Limitations on the voting rights of certain holders of common shares

Our bylaws provide that, at any general meeting of our shareholders, no shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, may exercise votes representing more than 5% of the number of shares into which our capital stock is divided. Votes that exceed this 5% threshold will not be counted. For further information regarding voting rights of ADSs, see “Description of American Depositary Shares—Voting Rights.”

For purposes of our bylaws, two or more of our shareholders are considered to be a “group of shareholders” if:

•	they are parties to a voting agreement;

•	one of them is, directly or indirectly, a controlling shareholder or controlling parent company of the other, or the others;

•	they are companies directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders; or

•	they are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universalities of rights or any other forms of organization or undertaking (1) with the same administrators or managers, or further (2) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders.

In the case of investment funds having a common administrator, only funds with policies of investment and of exercise of voting rights at shareholders’ meetings that fall under the responsibility of the administrator on a discretionary basis will be considered to be a group of shareholders.

In addition, shareholders represented by the same proxy, administrator or representative on any account at any general meeting of our shareholders will be considered to be a group of shareholders, except for holders of our ADSs when represented by the relevant depositary. All signatories to a shareholders’ agreement that addresses the exercise of voting rights will also be considered to be a group of shareholders for purposes of the foregoing limitation.

This limitation on the voting rights of certain holders of common shares is illustrated in the following table:

Equity Interest of Shareholder or Group of Shareholders	Voting Rights as a Percentage of our Capital Stock
1%	1%
2%	2%
3%	3%
4%	4%
5%	5%
> 5%	5%

Limitation on the voting rights of non-Brazilian shareholders

In accordance with the edital (invitation to bid) issued by the Brazilian Government in connection with the privatization of former Embraer in 1994, voting participation of non-Brazilian beneficial owners of common shares of former Embraer was limited to 40% of our common shares.

Our bylaws provide that, at any general meeting of our shareholders, non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than two-thirds of the total votes of all of the Brazilian shareholders present at such meeting. The total number of votes that may be exercised by Brazilian shareholders and by non-Brazilian shareholders will be assessed after giving effect to the 5% voting limitation described in “—Limitation on the Voting Rights of Certain Holders of Common Shares” above. Votes of non-Brazilian shareholders that exceed this two-thirds threshold will not be counted. If the total vote of non-Brazilian shareholders at any general meeting of our shareholders exceeds two-thirds of the votes that may be exercised by the Brazilian shareholders present at such meeting, the number of votes of each non-Brazilian shareholder will be proportionately reduced so that the total vote of non-Brazilian shareholders does not exceed two-thirds of the total votes that can be exercised by Brazilian shareholders present at such shareholders’ meeting.

The fraction of two-thirds effectively limits the voting rights of non-Brazilian shareholders and groups of non-Brazilian shareholders to 40% of our total share capital. The objective of this limitation is to ensure that Brazilian shareholders constitute a majority of the total votes cast at any general meeting of our shareholders.

This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to affect control over us.

For purposes of our bylaws, the following are considered to be “Brazilian shareholders:”

•	Brazilian individuals, whether native or naturalized, resident in Brazil or abroad;

•	legal private entities organized under the laws of Brazil that have their administrative head offices in Brazil and (1) do not have a foreign controlling parent company, unless the parent company meets the requirements of clause (2) of this item, and (2) are controlled, directly or indirectly, by one or more Brazilian individuals, whether native or naturalized, resident in Brazil or abroad; and

•	investment funds or clubs organized under the laws of Brazil that have their administrative head office in Brazil and whose managers and/or quotaholders holding the majority of their quotas are persons/entities referred to above.

A Brazilian shareholder will be required to provide evidence to us and the depositary for the book-entry registry that such shareholder satisfies the foregoing requirements, and only after such evidence is given will such shareholder be included in the records of Brazilian shareholders.

For purposes of our bylaws, “non-Brazilian shareholders” are considered to be persons or legal entities, investment funds or clubs and any other entities not comprised of Brazilian shareholders and that cannot evidence that they satisfy the requirements to be considered Brazilian shareholders.

A “group of shareholders” as defined above will be considered to be non-Brazilian whenever one or more of its members is a non-Brazilian shareholder.

The effect of this limitation on the voting rights of non-Brazilian shareholders (i.e., their participation) is illustrated in the following table, where the column “Non-Brazilian Shareholder Voting Rights” indicates the maximum percentage of votes a non-Brazilian shareholder may cast:

Brazilian Shareholder Participation (% of capital stock)	Non-Brazilian Shareholder Participation (% of capital stock)	Non-Brazilian Shareholder Voting Rights(1) (% of total valid votes)
90%	10%	10%
80%	20%	20%
70%	30%	30%
60%	40%	40%
59%	41%	39.33%
50%	50%	33.33%
40%	60%	26.67%
30%	70%	20%
20%	80%	13.33%
10%	90%	6.67%

(1)	Number of votes calculated based on two-thirds of the Brazilian shareholders’ votes.

The tables below illustrate, in different situations, the voting system that will apply at our shareholders’ meetings.

Example 1

All Brazilian shareholders hold less than 5% and non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%. This example shows a situation where the general restriction for non-Brazilian shareholders does not affect the voting ratio.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	5	5	5		5%	1.00
Brazilian B	5	5	5		5%	1.00
Brazilian C	5	5	5		5%	1.00
Brazilian D	5	5	5		5%	1.00
Brazilian E	5	5	5		5%	1.00
Brazilian F	5	5	5		5%	1.00
Brazilian G	5	5	5		5%	1.00
Brazilian H	5	5	5		5%	1.00
Brazilian I	5	5	5		5%	1.00
Brazilian J	5	5	5		5%	1.00
Brazilian K	5	5	5		5%	1.00
Brazilian L	5	5	5		5%	1.00
Total Brazilians	60	60	60		60%	1.00
Non-Brazilians(1)	40	40	40	(2)	40%	1.00
Total	100	100	100		100%	1.00

(1)	Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 60 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 40 votes.

Example 2

One Brazilian shareholder holds more than 5% of our capital, the other Brazilian shareholders hold 5% and non-Brazilian shareholders hold a total of 50%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	20	5	5		8.57%	0.25
Brazilian B	5	5	5		8.57%	1.00
Brazilian C	5	5	5		8.57%	1.00
Brazilian D	5	5	5		8.57%	1.00
Brazilian E	5	5	5		8.57%	1.00
Brazilian F	5	5	5		8.57%	1.00
Brazilian G	5	5	5		8.57%	1.00
Total Brazilians	50	35	35		60%	1.00
Non-Brazilians(1)	50	50	23.3	(2)	40%	0.47
Total	100	85	58.3		100%	0.58

(1)	Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 35 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 23 votes.

Example 3

No Brazilian shareholders hold more than 5% of our capital, a non-Brazilian shareholder holds 30% and other non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	5	5	5		10%	1.00
Brazilian B	5	5	5		10%	1.00
Brazilian C	5	5	5		10%	1.00
Brazilian D	5	5	5		10%	1.00
Brazilian E	5	5	5		10%	1.00
Brazilian F	5	5	5		10%	1.00
Total Brazilians	30	30	30		60%	1.00
Non-Brazilian A	30	5	2.2	(2)	4.4%	0.07
Non-Brazilians(1)	40	40	17.8	(2)	35.6%	0.44
Total	100	75	50		100%	0.50

(1)	Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 30 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 20 votes, proportionally divided between Non-Brazilian A and the other non-Brazilians.

Example 4

Two Brazilian shareholders holding more than 5% of our capital, three Brazilian shareholders holding 5% and non-Brazilian shareholders holding a total of 30%, but without individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	30	5	5		12%	0.17
Brazilian B	25	5	5		12%	0.20
Brazilian C	5	5	5		12%	1.00
Brazilian D	5	5	5		12%	1.00
Brazilian E	5	5	5		12%	1.00
Total Brazilians	70	25	25		60%	1.00
Non-Brazilians(1)	30	30	16.7	(2)	40%	0.56
Total	100	55	41.7		100%	0.42

(1)	Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 25 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 16.7 votes.

Golden share

The golden share is held by the Brazilian Government. The golden share is entitled to the same voting rights as the holders of common shares. In addition, the golden share entitles the holder thereof to veto rights over the following corporate actions:

•	change of our name and corporate purpose;

•	amendment and/or application of our logo;

•	creation and/or alteration of military programs (whether or not involving Brazil);

•	development of third-party skills in technology for military programs;

•	discontinuance of the supply of spare parts and replacement parts for military aircraft;

•	transfer of our control;

•	any amendments to the list of corporate actions over which the golden share carries veto rights, including the right of the Brazilian Government to appoint one member and alternate to our Board of Directors and the right of our employees to appoint two members and their respective alternates to our Board of Directors, and to the rights conferred to the golden share; and

•	changes to certain provisions of our bylaws pertaining to voting restrictions, rights of the golden share and the mandatory tender offer requirements applicable to holders of 35% or more of our outstanding shares.

The matters listed above are subject to prior approval by our Board of Directors and the approval within 30 days of the Brazilian Government, as holder of the golden share. Such matters are also subject to prior notice to the Brazilian Ministry of Finance. In the absence of the approval of the Brazilian Government within the 30-day period, the matter will be deemed to have been approved by our Board of Directors.

Brazilian Corporate Law and Our Bylaws

The Brazilian Corporate Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in the city in which our principal place of business is located, currently the ValeParaíbano in São José dos Campos, and in another newspaper of general circulation in São Paulo, where the São Paulo Stock Exchange is located, currently the Gazeta Mercantil, at least 30 days prior to the meeting. The quorum to hold general meetings of our shareholders at first call is the presence of shareholders representing 35% of the common shares; at second call the meetings can be held with the presence of shareholders representing 25% of the common shares; and at third call the meeting can be held with the presence of any number of shareholders.

Shareholders attending our shareholders’ meeting must provide their identification cards and produce proof of ownership of the shares they intend to vote. A shareholder may be represented at a shareholders’ meeting by a proxy, as long as the proxy is appointed less than a year before the shareholders’ meeting. The proxy must be a shareholder, an officer of the corporation, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer. A proxy must deposit with the company proof of its appointment at least 24 hours before our shareholders’ meetings.

According to the Brazilian Corporate Law, the common shares are entitled to dividends in proportion to their share of the amount available for distribution. See “Dividends and Dividend Policy” and “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” of our 2005 Annual Report for a more complete description of payment of dividends on our shares. In addition, upon our liquidation, the common shares are entitled to return of capital in proportion to their share of our net worth.

According to the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;

•	the right to participate equally and proportionally in any remaining residual assets in the event of our liquidation;

•	preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in some specific circumstances under Brazilian law described in “Item 10D. Exchange Controls—Preemptive Rights” of our 2005 Annual Report;

•	the right to supervise our management in accordance with Article 109 of the Brazilian Corporate Law; and

•	the right to appraisal rights in the cases specified in the Brazilian Corporate Law, which are described in “Item 10D. Exchange Controls—Redemption and Right of Withdrawal” of our 2005 Annual Report.

Disclosure of Significant Interest

Brazilian Requirements

Brazilian law and our bylaws provide that all shareholders or groups of shareholders will be required to disclose, through notice to us and to the stock exchanges on which our securities are traded, the acquisition of shares that, together with those already held by them, exceed 5% of our capital stock. A violation of this disclosure obligation could result in the suspension of rights, including voting rights, by a resolution of shareholders at a shareholders’ meeting.

Certain U.S. Legal Requirements

In addition, the Exchange Act imposes reporting requirements on shareholders or groups of shareholders who acquire beneficial ownership (as such term is defined under Rule 13d-3 of the Exchange Act) of more than 5% of our common shares. In general, such shareholders must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under the Exchange Act. This information is also required to be sent to us and to each U.S. securities exchange on which our common shares are traded. Shareholders should consult with their own legal advisor regarding their reporting obligations under the Exchange Act.

Form and Transfer

As our shares are in registered book-entry form, the transfer of shares is governed by the rules of Article 35 of the Brazilian Corporate Law. This Article provides that a transfer of shares is effected by an entry made by Banco Itaú S.A., also known as the registrar, in its books, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itaú S.A. also performs all the services of safe-keeping and transfer of shares and related services for us.

Transfers of shares by a non-Brazilian shareholder are made in the same way and executed by that shareholder’s local agent on the shareholder’s behalf except that if the original investment was registered with the Central Bank of Brazil, or the Central Bank, pursuant to Resolution No. 2,689, the foreign investor must also seek amendment, if necessary, through its local agent, of the electronic registration to reflect the new ownership.

The São Paulo Stock Exchange operates as a central clearing system. A holder of our shares may choose, in its discretion, to participate in this system, and all shares elected to be put into this system will be deposited in the custody of the São Paulo Stock Exchange (through a Brazilian institution duly authorized to operate by the Central Bank and having a clearing account with the São Paulo Stock Exchange). The fact that those shares are held in the custody of the São Paulo Stock Exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the

São Paulo Stock Exchange and will be treated in the same way as registered shareholders.

Board of Directors

For a discussion of our Board of Directors, see “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6C. Board Practices” of our 2005 Annual Report.

Mechanism to Promote Dispersed Ownership of Our Shares

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of an investor or a small group of investors, in order to promote more dispersed ownership of our shares. To this end, these provisions place certain obligations on a shareholder or group of shareholders that becomes a holder of 35% or more of our total capital stock, or an Acquiring Shareholder. Not later than 15 days after a shareholder becomes an Acquiring Shareholder, such Shareholder must submit a request to the Brazilian Government, through the Ministry of Finance, to make a public tender offer to acquire all of our capital stock. The Brazilian Government will have full discretion to accept or deny this request. The Acquiring Shareholder may not purchase any additional shares until the Brazilian Government provides its opinion on the public offer. If the request is accepted by the Brazilian Government, the Acquiring Shareholder must make a public offer for all shares within 60 days of acceptance. The offer must be made in accordance with the CVM and the São Paulo Stock Exchange regulations and the provisions of our bylaws. If the request is denied by the Brazilian Government, the Acquiring Shareholder must sell all shares such Acquiring Shareholder owns in excess of 35% of our total capital stock within 30 days. Failure to comply with these provisions will subject the Acquiring Shareholder to the potential suspension of all voting rights inherent to the shares held by it if a resolution to such effect is approved at a general meeting of our shareholders called by our management. These provisions are not applicable to shareholders who become holders of 35% or more of our total capital stock in certain transactions specified in our bylaws as, for example, cancellation of our common shares held in treasury.

The public tender offer must be (1) directed to all of our shareholders, (2) made through an auction to take place on the São Paulo Stock Exchange, (3) launched at a set price calculated in accordance with the procedure set forth below, (4) paid upfront, in Brazilian currency, (5) made so as to assure equal treatment to all shareholders, (6) irrevocable and not subject to any changes after publication of the bidding offer, and (7) based on a valuation report to be prepared in accordance with the rules set forth in our bylaws and in applicable CVM rules and regulations.

The price to be offered for the shares in such public tender offer shall be calculated as follows:

•	Tender Offer Price = Value of the Share + Premium,

where:

•	“Tender Offer Price” corresponds to the acquisition price for each share issued by us in the public offering of shares provided hereunder.

•	“Value of the Share” corresponds to the greater of:

(i)	the highest unit quotation obtained for the shares issued by us during the 12-month period prior to the tender offer among values recorded on any stock exchange on which the shares were traded;

(ii)	the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by us;

(iii)	the amount equivalent to 14.5 times our Consolidated Average EBITDA, as defined below, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us; and

(iv)	the amount equivalent to 0.6 times the amount of our firm backlog orders, according to the last information disclosed by the latter, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us.

•	“Premium” corresponds to 50% of the Value of the Share.

•	“Consolidated EBITDA” is our consolidated operating profit before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as assessed based on the audited restated statements for our most recent complete fiscal year.

•	“Average Consolidated EBITDA” is the arithmetic average of our consolidated EBITDAs for the two most recent complete fiscal years.

The launch of a public tender offer does not preclude us or any of our shareholders from launching a competing public tender offer, in accordance with applicable regulations.

Arbitration

Any disputes or controversies relating to the listing rules of the Novo Mercado, our bylaws, the Brazilian Corporate Law, the rules published by the CMN, the Central Bank or the CVM, any shareholders’ agreement filed at our headquarters and other rules applicable to the Brazilian capital markets in general must be submitted to arbitration conducted in accordance with the Rules of the São Paulo Stock Exchange Arbitration Chamber. According to Chapter 12 of such rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes. Any shareholder that becomes a holder of shares representing our control must agree to comply with the Rules of the São Paulo Stock Exchange Arbitration Chamber within 30 days of the acquisition of the shares. These provisions will not apply, however, in the event of a dispute or controversy related to the member of the Board of Directors elected by the Brazilian Government or to a dispute or controversy deriving from the golden share.

Going Private Process

We may become a private company only if we or our controlling shareholders conduct a public tender offer to acquire all of our outstanding shares subject to prior approval of the public offer by the Brazilian Government, as holder of the golden share, and in accordance with the rules and regulations of the Brazilian Corporate Law the CVM regulations and the rules of the Novo Mercado, if applicable. The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares as determined by a valuation report issued by a specialized firm.

The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares (excluding, for such purposes, the shares held by the controlling shareholder, its partner and any dependents included in the income tax statement, should the controlling shareholders be an individual, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our Board of Directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder.

Shareholders holding at least 10% of our outstanding shares may require our management to call a special meeting of our shareholders to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering. The shareholders who make such request, as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public offering must be made at the higher price. If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total capital stock or by a shareholder that is not a member of a group of shareholders (as defined in its bylaws), we must conduct the public tender offer, within the limits imposed by law. In this case, we may only purchase shares from shareholders that have voted in favor of us becoming a private company after purchasing all shares from the other shareholders that did not vote in favor of such deliberation and that have accepted the public tender offer.

Delisting from the Novo Mercado

At any time, we may delist our shares from the Novo Mercado, provided that shareholders representing the majority of our shares approve the action and that at least 30 days’ written notice is given to the São Paulo Stock Exchange. The decision of the shareholders must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a public company on the São Paulo Stock Exchange.

If we delist from the Novo Mercado, by decision taken at a shareholders’ meeting, any controlling shareholder or group of controlling shareholders at the time, if any, must conduct a public offering for the acquisition of our outstanding shares, within a period of 90 days if we delist in order for our shares to be tradable outside the Novo Mercado, or within a period of 120 days if we delist as a result of a corporate reorganization in which the surviving company is not listed on the Novo Mercado. The price per share shall be equivalent to the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our Board of Directors, by an absolute majority of the votes of the shareholders of our outstanding shares present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder or group of shareholders at the time, if any, its partners and dependents included in our income tax statement, should the controlling shareholder be an individual, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholder.

If we are subject to widespread control at the time of our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of such deliberation must conduct a public tender offer for the acquisition of our shares.

Pursuant to our bylaws, we may also be delisted if the São Paulo Stock Exchange decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado regulations. In this case, the Chairman of the Board of Directors must call a shareholders’ meeting, within two days of the determination by the São Paulo Stock Exchange, in order to replace all members of our Board of Directors. If the Chairman of the Board of Directors does not call the shareholders’ meeting, any shareholder may do so. The new Board of Directors will be responsible for the compliance with the requirements that resulted in the delisting.

Additionally, if we are delisted from the Novo Mercado (1) because a decision taken at a general meeting of our shareholders resulted in non-compliance with the Novo Mercado regulations, the public tender offer must be conducted by the shareholders that voted in favor of the deliberation, or (2) as a result of our non-compliance with the Novo Mercado regulations resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law.

According to the Novo Mercado regulations, in the event of a transfer of our control within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation.

If our shares are delisted from the Novo Mercado, we will not be permitted to have shares listed on the Novo Mercado for a period of two years after the delisting date, unless there is a change in our control after our delisting from the Novo Mercado.

According to the Novo Mercado regulations, the São Paulo Stock Exchange may issue complementary rules to regulate the public offering in the event of delisting in case a company has dispersed ownership.

DIVIDENDS AND DIVIDEND POLICY

Amounts Available for Distribution

At each annual shareholders’ meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with the Brazilian Corporate Law and our bylaws, the amount available for dividend distribution is the amount equal to net profits less any amounts allocated from such net profits to:

•	the legal reserve;

•	a contingency reserve for anticipated losses; and

•	an unrealized revenue reserve.

In accordance with the Brazilian Corporate Law, we are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, would exceed 30% of our capital. Net losses, if any, may be charged against the legal reserve.

The Brazilian Corporate Law also provides for two additional, discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the amount of unrealized revenue exceeds the sum of:

•	the legal reserve;

•	the investment and working capital reserve;

•	retained earnings; and

•	the contingency reserve for anticipated losses,

such excess may be allocated to an unrealized revenue reserve. Under the Brazilian Corporate Law, unrealized revenue is defined as the sum of:

•	price-level restatement of balance sheet accounts;

•	the share of equity earnings of affiliated companies; and

•	profits from installment sales to be received after the end of the next succeeding fiscal year.

According to our bylaws and subject to shareholder approval, our Board of Directors may allocate up to 75% of our adjusted net income to an investment and working capital reserve. The reserve may not exceed 80% of our capital. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase working capital. This reserve may also be used to amortize debts. We may also grant a participation in our net income to our management and employees. However, the allocation to the investment and working capital reserve or the participation of management and employees cannot reduce the mandatory distributable amount (discussed below). Otherwise, the amount in excess of capital must be used to increase capital or be distributed as a cash dividend. The balance of the investment and working capital reserve may be used:

•	in the deduction of accumulated losses, whenever necessary;

•	in the distribution of dividends, at any time;

•	in the redemption, withdrawal, purchase or open-market repurchase of shares, as authorized by law; and

•	to increase capital, including by means of an issuance of new shares.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized, or further increased or reduced as a result of the allocations of revenues to or from the unrealized revenue reserve. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law.

Mandatory Distribution

The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distribution.

The mandatory distribution set forth in our bylaws is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. The Brazilian Corporate Law, however, permits a company to suspend the mandatory distribution of dividends if the Board of Directors and the Conselho Fiscal report to the general meeting of shareholders that the distribution would be inadvisable in view of the company’s financial condition. This suspension is subject to approval of holders of common shares. In this case, our Board of Directors must file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial condition of such company permits such payments.

Payment of Dividends

We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments) in respect of its shares, after which the unclaimed dividends revert to us.

The Brazilian Corporate Law and our bylaws permit a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by our shareholders. Our bylaws provide that the Board of Directors may declare interim dividends based on the preexisting and accumulated profits. Our bylaws also permit us to prepare financial statements semiannually and for shorter periods. Our Board of Directors may approve the distribution of dividends calculated with reference to those financial statements. However, such dividends cannot exceed the amount of capital reserves.

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995.

History of Dividend Payments and Additional Payments of Interest on Shareholders’ Equity

We did not pay dividends from 1988 through 1997 because we did not have net profits for any year during that period. On January 16, 1998, we reduced our capital in order to offset our accumulated deficit. As a result, we were then able to distribute profits achieved in 1998.

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on shareholders’ equity to shareholders as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP (a financial instrument index), and cannot exceed the greater of:

•	50% of net income (after taking into account the provisions for the Contribuição Social Sobre o Lucro Líquido, or Social Contribution on Net Profits, or CSLL, but before taking into account such distribution and any deductions for income taxes) for the period in respect of which the payment is made; and

•	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which the payment is made.

Distribution of interest on shareholders’ equity may also be accounted for as a tax-deductible expense. Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distribution. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

The table below summarizes the history of payments of dividends and interest on shareholders’ equity for the periods indicated. Interest on shareholders’ equity is a form of distribution on shares that is deductible by the payer for Brazilian tax purposes. The table sets forth in reais the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders, including amounts paid per common share and preferred share of former Embraer, translated into U.S. dollars at the prevailing selling rate for reais into U.S. dollars at the commercial rate on each of the respective dates that the dividends were approved.

Date of Approval	Period in which Profits were Generated	Total Amount of Distribution		Total Amount per Share(1)
				Common Share		Preferred Share
		(R$ in millions)	(US$ in millions)(4)	(R$)	(US$)(4)	(R$)	(US$)(4)
September 18, 1998(2)	First two quarters of 1998	21.3	17.9	0.000419	0.000354	0.000461	0.000389
March 30, 1999(2)	Remaining two quarters of 1998	33.9	19.7	0.000667	0.000387	0.000734	0.000426
September 28, 1999(2)	First two quarters of 1999	36.8	19.1	0.073000	0.037975	0.080000	0.041617
January 31, 2000(2)	Remaining two quarters of 1999	86.7	48.1	0.171700	0.095262	0.188900	0.104805
March 24, 2000(3)	First quarter of 2000	19.6	11.2	0.038200	0.021862	0.042000	0.024037
June 16, 2000(3)	Second quarter of 2000	19.9	11.0	0.038640	0.021467	0.042500	0.023611
July 6, 2000(2)	First two quarters of 2000	79.6	44.8	0.154730	0.087182	0.170200	0.095898
September 22, 2000(3)	Third quarter of 2000	27.7	15.0	0.048310	0.026203	0.053140	0.028822

Date of Approval	Period in which Profits were Generated	Total Amount of Distribution		Total Amount per Share(1)
				Common Share		Preferred Share
		(R$ in millions)	(US$ in millions)(4)	(R$)	(US$)(4)	(R$)	(US$)(4)
December 15, 2000(3)	Fourth quarter of 2000	33.5	17.1	0.058390	0.029861	0.064220	0.032842
March 16, 2001(2)	Remaining two quarters of 2000	107.5	49.7	0.187400	0.086695	0.206130	0.095360
March 16, 2001(3)	First quarter of 2001	33.8	15.7	0.059030	0.027308	0.064930	0.030038
June 13, 2001(3)	Second quarter of 2001	41.4	18.0	0.063230	0.027433	0.069550	0.030175
September 14, 2001(2)	First two quarters of 2001	123.1	46.1	0.186780	0.069921	0.205460	0.076914
September 14, 2001(3)	Third quarter of 2001	48.4	18.1	0.073353	0.027460	0.080690	0.030206
December 15, 2001(3)	Fourth quarter of 2001	57.1	24.6	0.086490	0.037274	0.095150	0.041006
March 19, 2002(2)	Remaining two quarters of 2001	100.0	43.0	0.132623	0.057077	0.145888	0.062785
March 19, 2002(3)	First quarter of 2002	58.9	25.4	0.077770	0.033470	0.085540	0.036814
June 14, 2002(3)	Second quarter of 2002	59.5	20.9	0.078590	0.027634	0.086440	0.030394
September 13, 2002(3)	Third quarter of 2002	66.3	17.0	0.087400	0.022440	0.096130	0.024681
December 13, 2002(3)	Fourth quarter of 2002	70.0	19.8	0.092090	0.026063	0.101310	0.028673
December 13, 2002(3)	1998 and 1999	72.5	20.5	0.095360	0.026989	0.104890	0.029686
June 16, 2003(3)	First two quarters of 2003	76.7	26.7	0.100870	0.035122	0.110950	0.038632
December 12, 2003(3)	Remaining two quarters of 2003	118.5	41.0	0.155230	0.053728	0.170750	0.059099
March 12, 2004(3)	First quarter of 2004	101.0	34.7	0.132230	0.045462	0.145450	0.050007
June 25, 2004(3)	Second quarter of 2004	160.0	51.5	0.209230	0.067331	0.230150	0.074063
September 20, 2004(3)	Third quarter of 2004	160.0	55.9	0.209130	0.073158	0.230050	0.080476
December 17, 2004(3)	Fourth quarter of 2004	164.1	61.8	0.214270	0.080723	0.235700	0.088796
March 11, 2005(3)	First quarter of 2005	106.5	39.9	0.138920	0.052104	0.152810	0.057314
June 3, 2005(3)	Second quarter of 2005	110.8	47.1	0.144500	0.061479	0.158950	0.067627
September 16, 2005(3)	Third quarter of 2005	113.5	51.1	0.147770	0.066497	0.162540	0.073144
December 19, 2005(3)	Fourth quarter of 2005	112.9	48.2	0.146870	0.062746	0.161550	0.069018
June 19, 2006(3)	First two quarters of 2006	114.4	51.1	0.154940	0.069157	—	—
September 15, 2006(3)	Third quarter of 2006	92.3	42.9	0.125000	0.058315	—	—
December 8, 2006(3)	Fourth quarter of 2006	85.0	39.6	0.114890	0.053582	—	—

(1)	Refers to common and preferred shares of former Embraer up to March 2006.
(2)	Represents dividend payments.
(3)	Represents interest on shareholders’ equity.
(4)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the dates that the dividends were approved.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following description of American Depositary Shares is applicable to any international offering of common shares represented by American Depositary Shares.

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in any international offering of ADSs and will execute and deliver the ADRs evidencing the ADSs. Each ADS will represents an ownership interest in four common shares. The underlying common shares are deposited with the custodian, Banco Itaú S.A., as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which has not been distributed directly to you. Unless specifically requested by holders of ADSs, all ADSs will be issued on the books of the depositary in book-entry form and periodic statements will be mailed to holders of ADSs that reflect their ownership interest in such ADSs. In this description of ADSs, references to American depositary receipts, or ADRs, shall include the statements holders of ADSs will receive which reflects their ownership of ADSs.

The depositary’s principal executive office is located at 4 New York Plaza, New York, NY 10004.

ADR holders may hold ADSs either directly or indirectly through their broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the common shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR, which contains the terms of your ADSs. You can read a copy of the deposit agreement, which is filed as an exhibit to this registration statement of which this prospectus forms a part. For further information on how you may obtain a copy of the deposit agreement, see “Where You Can Find More Information” in this prospectus.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted, it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (1) appropriate adjustments for taxes withheld, (2) such distribution being impermissible or impracticable with respect to certain registered holders, and (3) deduction of the depositary’s expenses in (a) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (b) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (c) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (d) making any sale by public or private means in any commercially reasonable manner. If this conversion is not possible or if any approval from any government authority is needed and cannot be obtained, the deposit agreement allows the depositary to distribute reais only to those ADR holders to whom it is possible to do so. It will hold the reais it cannot convert for the account of the ADR holders who have not been paid. It will not invest the reais on behalf of the ADR holders and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid under Brazilian law will be deducted. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (1) distribute such securities or property in any manner it deems equitable and practicable or (2) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determined that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the Depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

As the common shares are registred in book-entry form, the depositary will issue ADSs if and when an entry or entries are made in the share registry by the registrar of the share registry to evidence the record ownership of common shares by the custodian, as agent of the depositary.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When ADR holders turn in their ADSs at the depositary’s office, or when they provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on behalf of the ADR holder. At the risk, expense and request of the ADR holder, the depositary may deliver deposited securities at such other place as the ADR holder may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of common shares or other deposited securities,

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do ADR holders vote?

If the depositary asks ADR holders to provide it with voting instructions, ADR holders may instruct the depositary how to exercise the voting rights for the shares that underlie the ADSs. After receiving voting materials or notice of any meeting or solicitation of consents or proxies of shares and ADSs from us, the depositary will promptly notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as is contained in the voting materials and describe how ADR holders may instruct the depositary to exercise the voting rights for the shares which underlie the holder’s ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as the ADR holders. The depositary will only vote as instructed by ADR holders. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

No ADR holder or group of ADR holders, including brokers acting on behalf of one or more holders of ADSs, may exercise votes representing more than 5% of the quantity of shares into which our capital stock is divided. See “Description of Capital Stock—Limitation on the Voting Rights of Certain Holders of Common Shares” for further details. In addition, each ADR holder will be deemed to be a non-Brazilian shareholder for the purposes of the limitation on the voting rights of non-Brazilian shareholders set forth in our by-laws (see “Description Capital Stock—Limitation on the Voting Rights of Non-Brazilian Shareholders”), unless such holder provides the depositary and us with sufficient evidence to establish that such shareholder is a “Brazilian shareholder” as defined in our by-laws.

There is no guarantee that ADR holders will receive voting materials in time to instruct the depositary to vote and it is possible that ADR holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view reports from us?

The depositary will make available for inspection by ADR holders any written communications (or English translations or summaries thereof) from us that are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the SEC.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and requests the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will ADR holders be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$0.02 per ADS (or portion thereof) per year for services performed, by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of ADR holders;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, the ADR holder will be agreeing to indemnify us, the depositary, its custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, the ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Resignation or Removal

The depositary may resign as depositary by 60 days’ prior written notice of its election to do so delivered to us, or be removed as depositary by us with 60 days’ prior written notice of such removal delivered to the depositary.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without the consent of the ADR holders for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or ADR holders otherwise receive notice. No amendment, however, will impair the right of ADR holders to surrender their ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days’ prior notice, and it must do so at our request. The deposit agreement may be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (1) to deliver deposited securities to ADR holders who surrender their ADRs, and (2) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require ADR holders to pay, provide or deliver:

•	payment with respect thereto of (1) any stock transfer or other tax or other governmental charge, (2) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (3) any applicable fees and expenses described in the ADR;

•	the production of proof satisfactory to it of (1) the identity of any signatory and genuineness of any signature and (2) such other information, including without limitation or information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on behalf of us for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, us and its respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, the Federative Republic of Brazil or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in its opinion may involve it in expense or liability, if indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

ADR holders and holders of interests in ADRs will be subject to the provisions of our bylaws, to Instruction No. 358/02 of the CVM, or Instruction No. 358/02, and any other regulations of Brazil or the U.S. securities laws relating to disclosure of interests in deposited securities. Under Instruction No. 358/02, an ADR holder, holder of an interest in ADRs, or groups of ADR holders or of holders of an interest in ADRs, will have a duty to notify us and the stock exchange on which our securities are traded if such ADR holder, holder of an interest in ADRs, or groups of holders or of holders of an interest in ADRs, acquires deposited securities that, together with the deposited securities already held by them, equals or exceeds 5% of our capital stock. Such ADR holder, holder of an interest in ADRs, or groups of holders or of holders of an interest in ADRs may be required to further notify us and stock exchanges on which our securities are traded of certain changes in ownership of the deposited securities after the first notification. Under Instruction No. 358/02, we may make inquiries if it knows or has reasonable cause to believe that an ADR holder, a holder of an interest in ADRs, or groups of holders or of holders of an interest in ADRs has any interest in deposited securities (including its interest in deposited securities represented by ADRs). We reserve the right to request ADR holders to deliver their ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with them directly as a holder of deposited securities and, by holding an ADS or an interest therein, ADR holders will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement, including those regulations which we inform the depositary in writing are necessary to facilitate compliance with any applicable rules or regulations of the Central Bank of Brazil or the SEC.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. ADR holders may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares;

•	assigns all rights in such shares to the depositary;

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement shall be deemed for all purposes to (a) be a party to and bound by the terms of the deposit agreement and the applicable ADR(s), and (b) appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SELLING SHAREHOLDERS

Information about selling shareholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated herein by reference. The selling shareholders may include Fundação SISTEL de Seguridade Social and Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI in one or more offerings made pursuant to this prospectus.

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the securities that may be offered pursuant to this prospectus.

TAXATION

The material Brazilian and U.S. federal income tax consequences relating to the purchase, ownership and disposition of any of the securities offered pursuant to this prospectus will be set forth in the prospectus supplement offering such securities.

LEGAL MATTERS

The validity of the ADSs will be passed upon for us and any selling shareholder by Shearman & Sterling LLP. The validity of the common shares and matters governed by Brazilian law will be passed upon for us by Dr. Flávio Rímoli, our Vice President—Legal Counsel.

EXPERTS

Our financial statements incorporated by reference in this prospectus from our 2005 Annual Report have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 2), which is incorporated by reference herein, and has so been incorporated in reliance upon the report of such firm giving upon their authority as experts in accounting and auditing.

Deloitte Touche Tohmatsu Auditores Independentes is a member of the Regional Accounting Council (Conselho Regional de Contabilidade). The address of Deloitte Touche Tohmatsu Auditores Independentes is Rua Alexandre Dumas, 1981, CEP 04717-906 São Paulo, São Paulo, Brazil.